Form 10-K, Exhibit 13
period 1995-12-31
VENTURIAN CORP
filed 1996-03-29
CIK 745756

Management's Discussion and Analysis of Financial Condition

The company's current ratio was 2.1 to one at December 31, 1995, down from 2.4 to one at the end of 1994. Current assets comprised 74 percent of total assets at year-end and exceeded total liabilities by $5,018,000. Long-term debt at December 31, 1995 was $271,000 and was just over one percent of total assets at the end of the year. Cash and cash equivalents at December 31, 1995 increased slightly to $910,000 compared with $825,000 a year ago.

Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 1995.

Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that letters of credit be collateralized 100 percent with a restricted cash balance. The agreement also allows for cash advances of up to 90 percent of the cash surrender value of certain of the company's life insurance policies. The life insurance policies are assigned as collateral on the line of credit. Advances on the line bear interest at one percent over the bank's base rate. At December 31, 1995, approximately $2,000,000 was available for cash advances pursuant to this agreement. There were no cash advances outstanding against this line of credit at December 31, 1995.

Napco has additional lines of credit from other banks for international transactions on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions under all lines of credit totaled $658,000 and $2,103,000 as of December 31, 1995 and 1994, respectively. Restricted cash balances were required for all outstanding letters of credit on these lines.

Management believes that the company's present cash reserves and available credit should be sufficient to fund its operations and to collateralize all international transactions. In addition, management has been successful in obtaining insurance bonds with no collateral requirements for certain of its international transactions rather than utilizing its traditional bank lines of credit. The company has sources of funds in the form of additional borrowings against life insurance policies or other non-current assets.

Shareholder Information

The company paid no dividends in 1995, pursuant to a determination of the Board of Directors that, presently, available funds should be used to provide working capital.

Net Sales

Napco sales totaled $24,098,000 in 1995, down 3 percent from sales of $24,834,000 in 1994. Sales in 1994 increased approximately 9 percent over sales of $22,879,000 in 1993. Management had expected a decrease in 1995 sales based on a lower level of backlog at the start of the year. Due to longer lead times required for many of Napco's orders, backlog can be a good indication of net sales in the upcoming year (see Backlog). In 1995, order bookings were very strong, increasing approximately 29 percent over prior year levels. In addition, the timing and lead time on some of these bookings were such that they were shipped in the current year, resulting in higher sales than were expected based on beginning backlog. Sales in 1994 included shipments against a $7.1 million contract for the upgrade and refurbishment of armored personnel carriers.

Venturian Software sales increased approximately 82 percent in 1995 to $755,000. Sales were $414,000 in 1994, compared with $237,000 in their first year of operations in 1993. In 1995, approximately 74 percent of Venturian Software sales were derived from consulting activities, 23 percent from product sales and 3 percent from training activities. In 1994, approximately 69 percent of Venturian Software sales were derived from consulting activities, 26 percent from product sales and 5 percent from training activities. In 1993, approximately 48 percent of Venturian Software sales were derived from consulting activities, 27 percent from product sales, 16 percent from training activities and the remainder from other activities.

Cost of Products Sold

Napco markets a wide variety of defense-related products, and the profit margins associated with its products vary greatly. In 1995, cost of products sold decreased to approximately 70 percent of Napco sales. In 1994 and 1993, cost of products sold as a percent of Napco sales was relatively stable at 73 percent and 74 percent, respectively.

Venturian Software's cost of products sold as a percent of net revenues is low because a significant portion of its revenues are derived from consulting activities and the related expenses are included in operating expenses as administrative expense. Cost of products sold was 15.2 percent of net sales in 1995, 17.1 percent of net sales in 1994 and 28.3 percent of net sales in 1993.

Operating Expenses

Napco operating expenses were $5,807,000, $6,173,000 and $6,392,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Napco sales and marketing expenses totaled $2,355,000 in 1995, including commission expense of $378,000, or 1.6 percent of net sales. In 1994, sales and marketing expenses totaled $2,620,000, including commission expense of $591,000, or 2.4 percent of sales. In 1993, sales and marketing expenses were $2,776,000, including commission expense of $710,000, or 3.1 percent of sales. Commission expense as a percent of net sales decreased in 1995 and 1994, primarily as a result of an increase in sales in the United States for which no commission is paid. Napco generally pays commissions only to in-country representatives for its export sales.

Excluding commission expense, Napco sales and marketing expenses were $1,977,000, $2,029,000 and $2,066,000 in 1995, 1994 and 1993, respectively. In
1994, marketing expenses included costs of approximately $192,000 related to a $7.1 million upgrade contract. Excluding these one-time costs, sales and marketing expenses were $1,837,000 in 1994 and increased by $140,000 in 1995 comparatively and decreased in 1994 by $229,000 compared with 1993. Current year sales and marketing expenses increased due to several factors, including higher payroll and related costs, bank charges and late shipment penalty expense. Much of the decrease in expenses in 1994 from 1993 levels related to reduced travel expenses, which were higher in 1993 due to a contract in Mexico requiring a greater than normal amount of in-country assistance. Excluding commission expense, sales and marketing expenses were 8.2 percent of net sales in each of the last two years and 9.0 percent of net sales in 1993.

Napco administrative expenses were $1,981,000 in 1995, decreasing approximately 4 percent from $2,063,000 in 1994. Administrative expenses were lower in 1995 primarily due to decreases in amortization of computer software costs and outside services. Administrative expenses in 1994 decreased approximately 11 percent from $2,306,000 in 1993. Administrative expenses were lower in 1994 for several reasons. A reduction in professional fees, primarily legal costs, lowered expense levels by approximately $105,000. Outside consulting expense was lower in 1994 because of an addition to internal programming staff which eliminated the need for services provided by outside consultants at a higher rate. Occupancy costs decreased in 1994 due to the sale of the company's main office facility.

Napco warehousing expense was $1,471,000, $1,490,000 and $1,310,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Warehousing expense was approximately 6 percent of net sales in each of the last three years.

Venturian Software operating expenses were $729,000 in 1995, including sales and marketing expenses of $257,000 and administrative expenses of $472,000. Venturian Software operating expenses totaled $439,000 in 1994, including marketing expenses of $128,000 and administrative expenses of $311,000. Sales and marketing expenses doubled in 1995, primarily due to the introduction of MulticallTM, which is an interactive voice response product that offers a cost-effective solution for CTI (computer telephony integration) technology. Administrative expenses also increased in 1995, primarily due to the addition of programming staff as a result of increased demand for consulting services. In addition, administrative expenses in 1995 included a $27,000 write-off of accounts receivable. Operating expenses for 1993, the first year of operations, were $338,000, including marketing expenses of $90,000 and administrative expenses of $248,000.

Corporate overhead expenses were $482,000, $409,000 and $423,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Corporate overhead increased in 1995 primarily due to legal expenses incurred in connection with the Hopkins Tech Center remediation (see Note 4 to the Consolidated Financial Statements) and also as a result of higher payroll and related expenses. Management does not expect that legal fees related to the remediation will continue at the same level as in 1995.

Operating Profit (Loss)

Napco generated operating profits of $1,490,000 and $651,000 in 1995 and 1994, respectively, compared with an operating loss of $498,000 in 1993. Low sales combined with higher expense levels resulted in the 1993 operating loss. Higher sales led to a turnaround in 1994 and improved profit margins as well as reductions in operating expenses contributed to a strong operating profit in 1995.

Venturian Software reported operating losses of $89,000, $96,000 and $168,000 in 1995, 1994 and 1993, respectively. Venturian Software was a start-up operation in 1993 and has seen improvements in operating results each year since its inception. In 1995, operating results were negatively impacted by a write-off of accounts receivable as well as expenses incurred due to a new product introduction (see Operating Expenses).

Other Income (Expense)

Investment income was $114,000, $126,000 and $170,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Investment income has decreased as a result of lower levels of invested funds.

Rental income, net of expenses, of $456,000 and $376,000 in 1995 and 1994, respectively, was derived from the acquisition of rental real estate in March 1994 (see Note 4 to the Consolidated Financial Statements).

Interest expense increased to $428,000 in 1995 from $369,000 in 1994 and $375,000 in 1993, primarily due to higher loans outstanding against life insurance policies as well as financing from the acquisition of rental real estate in March of 1994.

Other income (expense) in 1993 included a gain on the distribution of McKesson Corp. shares that had been held in escrow until certain contingencies related to the sale of a former affiliate of Venturian were resolved. The parties to the escrow arrangement reached an agreement to distribute the shares in settlement of the arrangement, which resulted in a gain of $291,000, based on the distribution of 5,639 shares of McKesson stock that had a market value of $51.50 per share on the date of the agreement.

Historically, Napco's sales are in U.S. dollars; however, from time to time, sales contracts are entered into that are denominated in foreign currency. During 1995 and 1994, the company entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to a sales contract in Spanish pesetas. No forward exchange contracts were entered into in 1993. Net gains (losses) related to foreign currency transactions were included in other income (expense) and totaled $11,000, ($2,000) and ($254,000) in 1995, 1994 and
1993, respectively.

In February 1994, Napco reached an agreement with the U.S. Justice Department in settlement of claims brought against Napco in a suit filed in November 1992 (see
Note 6 to the Consolidated Financial Statements). Napco agreed to pay $225,000 in equal installments, plus interest, over five years. While Napco had been successful in obtaining a partial Summary Judgment dismissing a substantial portion of the government's claims, the prospect of incurring additional legal costs in defending against the remaining government claims led to a decision to negotiate the settlement agreement. The cost of the settlement has been included in other income (expense).

Income Tax Expense

The company recorded income tax expense of $199,000 and $32,000 for the years ended December 31, 1995 and 1994, respectively, relating to continuing operations. This tax expense has been fully offset by a tax benefit relating to discontinued operations.

The company did not record a net tax benefit for 1995, 1994 and 1993 because no taxes would have been recoverable from a carryback of net losses in those years, nor is it more likely than not that net deferred tax assets will be realized in future years.

Discontinued Operations

On July 31, 1995, the company discontinued operations of its PC Express subsidiary due to continued losses. PC Express ceased operations effective as of that date and management proceeded with an orderly liquidation of the subsidiary. Net losses from operations of PC Express were $1,851,000, net of an income tax benefit of $336,000, for the seven months ended July 31, 1995, on sales of $12,202,000. The 1995 loss included a $1,012,000 write-off of goodwill and non-compete agreements. As of December 31, 1995, management had substantially completed the liquidation. Based upon the results of the liquidation, there were insufficient assets to satisfy the obligations of the subsidiary. Accordingly, the remaining net liabilities of $756,000, net of income tax expense of $137,000, were written off during 1995. In 1994, PC Express reported a net loss from operations of $3,235,000, net of an income tax benefit of $32,000, on sales of $26,070,000. The 1994 loss included a charge to operations of $1,500,000 recorded to write-down goodwill to an estimated net realizable value of $600,000. In 1993, PC Express reported net earnings from operations of $304,000 on sales of $27,230,000. There was no income tax expense or benefit recognized in connection with the 1993 net earnings of PC Express.

Cumulative Effect of a Change in Accounting Principle

In December 1990, the Financial Accounting Standards Board issued Statement No. 106, entitled "Employers' Accounting for Postretirement Benefits other than Pensions," which established new standards for employers' accounting for postretirement benefits other than pensions (postretirement benefits). The company implemented FAS 106 effective January 1, 1993 and recorded a one-time charge for the cumulative effect of a change in accounting principle of $571,000 (see Note 8 to the Consolidated Financial Statements).

Backlog

Napco's order backlog was $16,300,000 at the end of 1995, compared with $15,025,000 a year ago. Backlog was $19,916,000 at the end of 1993. Management expects that nearly all of its present backlog will be filled within the current fiscal year.

The higher level of backlog at the end of the 1995 compared to 1994 may suggest that 1996 Napco sales could increase in comparison to 1995 levels. However, in 1995, new orders totaling $9,073,000 were booked and shipped during the year, in addition to Napco's backlog at January 1, 1995. Based on historical results since 1990, Napco has shipped an average of approximately $6,400,000 in sales in addition to its beginning backlog.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in thousands, except per share data)
                                                                                          Years ended December 31,
                                                                                          ------------------------
                                                                                          1995        1994        1993
                                                                                      --------    --------    --------
Net sales                                                                             $ 24,845    $ 25,206    $ 23,045

Cost of products sold                                                                   16,916      18,081      17,047
                                                                                      --------    --------    --------
  Gross profit                                                                           7,929       7,125       5,998

Operating expenses
  Sales and marketing                                                                    2,612       2,748       2,866
  Administrative                                                                         2,927       2,741       2,911
  Warehousing                                                                            1,471       1,490       1,310
                                                                                      --------    --------    --------
    Total operating expenses                                                             7,010       6,979       7,087
                                                                                      --------    --------    --------

Operating profit (loss)                                                                    919         146      (1,089)

Other income (expense)
  Investment income                                                                        114         126         170
  Rental income, net of expenses                                                           456         376          --
  Gain on sale of real estate                                                               64          --          --
  Interest expense                                                                        (428)       (369)       (375)
  Foreign currency gain (loss)                                                              11          (2)       (254)
  Distribution of escrow shares                                                             --          --         291
  Settlement of litigation                                                                  --          --        (225)
  Other                                                                                     --          22          20
                                                                                      --------    --------    --------
                                                                                           217         153        (373)
                                                                                      --------    --------    --------

Earnings (loss) from continuing operations
  before income taxes, discontinued operations and cumulative
  effect of a change in accounting principle                                             1,136         299      (1,462)

Income tax expense                                                                         199          32          --
                                                                                      --------    --------    --------

Earnings (loss) from continuing operations before discontinued operations
  and cumulative effect of a change in accounting principle                                937         267      (1,462)

Discontinued operations
  Earnings (loss) from discontinued operations,
    net of income tax benefit                                                           (1,851)     (3,235)        304
  Write-off net liabilities of PC Express,
    net of income tax expense                                                              756          --          --
                                                                                      --------    --------    --------
                                                                                        (1,095)     (3,235)        304
                                                                                      --------    --------    --------

Loss before cumulative effect
  of a change in accounting principle                                                     (158)     (2,968)     (1,158)

Cumulative effect of a change in accounting
  for postretirement benefits other than pensions                                           --          --        (571)
                                                                                      --------    --------    --------

NET LOSS                                                                              ($   158)   ($ 2,968)   ($ 1,729)
                                                                                      ========    ========    ========

Earnings (loss) per share
  Continuing operations                                                               $   1.25    $    .36    ($  1.96)
  Discontinued operations                                                                (1.46)      (4.33)        .41
  Cumulative effect of a change in accounting principle                                     --          --        (.76)
                                                                                      --------    --------    --------
  NET LOSS PER SHARE                                                                  ($   .21)   ($  3.97)   ($  2.31)
                                                                                      ========    ========    ========


The accompanying notes are an integral part of these statements.

VENTURIAN CORP AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

                                                                                December 31,
ASSETS                                                                     1995             1994
                                                                ----------------  ---------------
CURRENT ASSETS
  Cash and cash equivalents                                                $910             $825
  Accounts receivable, less allowance for doubtful
    accounts of $165 in 1995 and $271 in 1994                             6,666            3,598
  Inventories                                                             3,977            4,404
  Restricted cash                                                           658            2,103
  Rental real estate held for sale                                        2,592            2,678
  Prepaid expenses                                                          243              279
                                                                ----------------  ---------------
    Total current assets                                                 15,046           13,887

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements                                              1,741            1,659
  Equipment                                                               5,311            5,070
                                                                ----------------  ---------------
                                                                          7,052            6,729
  Less accumulated depreciation and amortization                          5,528            5,199
                                                                ----------------  ---------------
                                                                          1,524            1,530
  Land                                                                      529              529
                                                                ----------------  ---------------
                                                                          2,053            2,059

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $750 in 1995 and $631 in 1994                  2,721            2,554
  Other                                                                     496              611
                                                                ----------------  ---------------
                                                                          3,217            3,165
                                                                ----------------  ---------------
                                                                        $20,316          $19,111
                                                                ================  ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft                                                           $395             $317
  Current maturities of long-term debt                                      147              118
  Accounts payable                                                        3,243            1,846
  Advances from customers                                                   400              407
  Accrued liabilities
    Payroll and related benefits                                            700              402
    Other                                                                   784              718
  Net liabilities of discontinued operations                                  -              227
  Rental real estate mortgage and related costs                           1,640            1,825
                                                                ----------------  ---------------
    Total current liabilities                                             7,309            5,860

LONG-TERM DEBT, LESS CURRENT MATURITIES                                     271              322

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS                         2,448            2,483

COMMITMENTS AND CONTINGENCIES                                                 -                -

STOCKHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 747,789 in 1995 and 1994                                  748              748
  Additional contributed capital                                         14,661           14,661
  Accumulated deficit                                                    (5,121)          (4,963)
                                                                ----------------  ---------------
    Total stockholders' equity                                           10,288           10,446
                                                                ----------------  ---------------
                                                                        $20,316          $19,111
                                                                ================  ===============

The accompanying notes are an integral part of these statements.


                        VENTURIAN CORP. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                                                                   Years ended December 31,
                                                                        ----------------------------------------------
                                                                                1995             1994            1993
                                                                        -------------    -------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                     ($158)         ($2,968)        ($1,729)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
        Depreciation and amortization                                            534              554             540
        Gain on sale of real estate                                              (64)               -               -
        Discontinued operations                                                  923            2,074            (731)
        Cumulative effect of a change in
          accounting for postretirement benefits                                   -                -             571
        Settlement of litigation                                                   -                -             225
        Deferred tax expense                                                       -                -             101
        Change in assets and liabilities:
          Accounts receivable                                                 (3,068)           2,387             390
          Inventories                                                            427             (362)            512
          Restricted cash                                                      1,445              568            (443)
          Prepaid expenses                                                        36               88             (99)
          Other                                                                 (121)             (77)             33
          Bank overdraft                                                          78              (43)             28
          Accounts payable                                                     1,397             (797)           (911)
          Advances from customers                                                 (7)          (5,033)          4,644
          Accrued liabilities                                                    364              (54)           (538)
          Deferred compensation and
            postretirement benefits                                              258              262             248
          Payments on deferred compensation
            and postretirement benefits                                         (293)            (257)           (225)
                                                                        -------------    -------------  --------------
        Total adjustments                                                      1,909             (690)          4,345
                                                                        -------------    -------------  --------------

  Net cash provided by (used in) operating activities                          1,751           (3,658)          2,616

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                            (323)            (426)           (406)
  Purchase of rental real estate                                                   -             (400)              -
  Purchase of other assets                                                      (286)            (268)           (257)
  Proceeds from the sale of real estate                                          102            1,312               -
  Other                                                                           14               14              14
                                                                        -------------    -------------  --------------

  Net cash provided by (used in) investing activities                           (493)             232            (649)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and rental real estate mortgage                    (355)            (587)            (60)
  Proceeds from long-term debt                                                   213               72             251
  Proceeds from life insurance loans                                             119                -           1,735
  Payments on life insurance loans                                                 -                -          (2,735)
  Payments of dividends                                                            -                -            (210)
  Discontinued operations, net                                                (1,150)             892            (407)
                                                                        -------------    -------------  --------------

  Net cash provided by (used in) financing activities                         (1,173)             377          (1,426)
                                                                        -------------    -------------  --------------

Net increase (decrease) in cash and cash equivalents                              85           (3,049)            541
Beginning cash and cash equivalents                                              825            3,874           3,333
                                                                        -------------    -------------  --------------

Ending cash and cash equivalents                                                $910             $825          $3,874
                                                                        =============    =============  ==============


The accompanying notes are an integral part of these statements.

VENTURIAN CORP AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands, except per share data)


                                                                                   ADDITIONAL
                                                                   COMMON         CONTRIBUTED         ACCUMULATED
                                                                    STOCK           CAPITAL             DEFICIT         TOTAL
                                                                --------------  -----------------  ------------------ -------------
Balance at January 1, 1993                                               $748            $14,661                ($56)      $15,353

  Net loss for 1993                                                         -                  -              (1,729)       (1,729)
  Dividends at $28 per share                                                -                  -                (210)         (210)
                                                                --------------  -----------------  ------------------ -------------

Balance at December 31, 1993                                              748             14,661              (1,995)       13,414

  Net loss for 1994                                                         -                  -              (2,968)       (2,968)
                                                                --------------  -----------------  ------------------ -------------

Balance at December 31, 1994                                              748             14,661              (4,963)       10,446

  Net loss for 1995                                                         -                  -                (158)         (158)
                                                                --------------  -----------------  ------------------ -------------

Balance at December 31, 1995                                             $748            $14,661             ($5,121)      $10,288
                                                                ==============  =================  ================== =============


The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco) and Napco International Foreign Sales Corporation, Venturian's majority-owned subsidiary, Venturian Software, Inc. and the accounts of its wholly-owned subsidiary, PC Express, Inc., which have been reflected as discontinued operations (collectively, the "company"). Significant intercompany accounts and transactions have been eliminated in consolidation.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The company considers its investments with an original maturity of three months or less to be cash equivalents. The company invests excess funds in reverse repurchase agreements for U.S. government securities. At December 31, 1995 and 1994, the company had purchased $500,000 of U.S. government securities under agreements to resell. Generally, the maturity date of the company's reverse repurchase agreements is the next day of business. Due to the short-term nature of the agreements, the company does not take possession of the securities, which are instead held at the bank from which it purchases the securities. The carrying value of the agreements approximates fair market value because of the short maturity of the investments and the company believes that it is not exposed to any significant risk on its investments in reverse repurchase agreements. Exclusive of the reverse repurchase agreement, substantially all the cash and cash equivalents were held at one financial institution in Minnesota at December 31, 1995 and 1994.

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (thousands of dollars):

                                                   Years ended December 31,
                                                   ------------------------
                                                    1995    1994   1993
                                                    ----    ----   ----
Cash paid during the year for:
     Interest..................................     $188    $270   $202
     Income taxes..............................       12      94     17


During 1994, the company acquired rental real estate for $2,108,000, consisting of $400,000 cash and a $1,708,000 note payable. The company also recorded and capitalized $607,000 for the estimated costs to remediate the property (see Note
4).

Accounts receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $1,757,000 and $1,956,000, net of reserves, at December 31, 1995 and 1994, respectively, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate. The company had a reserve for obsolescence and lower of cost or market valuation of $1,249,000 and $1,102,000 at December 31, 1995 and 1994, respectively.

Property and Equipment - Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Depreciation is computed for financial reporting and tax purposes using both accelerated and straight-line depreciation methods. Estimated lives used in the calculation of depreciation for financial statement purposes are:

     Buildings and improvements.........      17-40 years
     Equipment..........................       3-15 years

Warranties - The company records a warranty accrual at the time of sale for estimated claims based on actual claims experience. The warranty for Napco's products generally is for defects in material and workmanship for a period of one year.

Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. During 1995 and 1994, Napco also entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to such sales. Gains and losses on transactions in foreign currency and forward exchange contracts are included in results of operations for the years ended December 31, 1995, 1994 and 1993. At December 31, 1995, the company had a foreign exchange contract maturing in February 1996 for the delivery of 24,048,000 Spanish pesetas and accounts receivable from a foreign customer totaling 32,074,000 Spanish pesetas. The fair value of these amounts were $198,000 and $264,000, respectively, at December 31, 1995. At December 31, 1994, the company had a foreign exchange contract maturing in January 1995 for the delivery of 24,048,000 Spanish pesetas and accounts receivable from a foreign customer totaling 29,389,000 Spanish pesetas. The fair value of these amounts were $182,000 and $223,000, respectively, at December 31, 1994.

Income Taxes - The company follows the liability method of computing deferred income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Net Earnings (Loss) Per Share - Net earnings (loss) per share are computed based on the weighted average outstanding common shares and common share equivalents, when dilutive. Weighted average shares outstanding were 747,789 for each of the years ended December 31, 1995, 1994 and 1993.

Future Effect of Recently Issued Accounting Pronouncements - The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standard (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes guidance for when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management believes the adoption of this Statement will not have a material effect on the company's financial position or results of operations.

Additionally, the FASB has issued SFAS 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. This Statement defines and encourages the use of a fair value based method of accounting for an employee stock option or similar equity instrument. The Statement allows the use of the intrinsic value based method of accounting as prescribed by current existing accounting standards for options issued to employees; however, there is a requirement to disclose the pro forma net income as if the fair value based method had been used. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The disclosures must include awards granted in fiscal years beginning after December 15, 1994. Management has determined that the company will utilize the intrinsic value based method of accounting for stock-based compensation.


NOTE 3 - DISCONTINUED OPERATIONS

On July 31, 1995, the company discontinued operations of its PC Express subsidiary due to continued losses. PC Express ceased operations effective as of that date and management proceeded with an orderly liquidation of the subsidiary. Net losses from operations of PC Express were $1,851,000, net of an income tax benefit of $336,000, for the seven months ended July 31, 1995, on sales of $12,202,000. The 1995 loss included a $1,012,000 write-off of goodwill and non-compete agreements. As of December 31, 1995, management had substantially completed the liquidation. Based upon the results of the liquidation, there were insufficient assets to satisfy the remaining obligations of the subsidiary. Accordingly, the remaining net liabilities of $756,000, net of income tax expense of $137,000, were written off during 1995, including net liabilities of $427,000, which were written off during the fourth quarter. In 1994, PC Express reported a net loss from operations of $3,235,000, net of an income tax benefit of $32,000, on sales of $26,070,000. The 1994 loss included a charge to operations of $1,500,000 recorded to write-down goodwill to an estimated net realizable value of $600,000. In 1993, PC Express reported net earnings from operations of $304,000 on sales of $27,230,000. There was no income tax expense or benefit recognized in connection with the 1993 net earnings of PC Express.

The accounts of PC Express have been reclassified to discontinued operations in the consolidated financial statements. The net liabilities of discontinued operations consisted of the following at December 31, 1994:


     Accounts receivable.......................     $2,593
     Inventory.................................      1,426
     Goodwill and non-compete agreements.......      1,210
     Furniture and equipment, net..............        277
     Accounts payable..........................     (1,854)
     Notes payable to bank.....................     (1,150)
     Accrued liabilities.......................     (2,729)
                                                     -----
                                                    $ (227)
                                                    ======


NOTE 4 - RENTAL REAL ESTATE

In February 1994, the company signed an agreement to settle a lawsuit by agreeing to reacquire previously sold property at a cost of $2,108,000 and by also agreeing to formulate a plan for the environmental remediation of the property that is acceptable to both the Minnesota Pollution Control Agency
(MPCA) and the company.

In connection with the lawsuit and settlement negotiations, management retained a consultant to prepare a preliminary cost estimate related to the remediation at the property. At the time of settlement, the most likely alternative for the site included remediation efforts over five years at an estimated discounted cost of $607,000, using a ten percent discount rate.

The property was transferred to the company in March 1994. The company recorded the acquisition cost for the property at $2,715,000, which included $400,000 paid at closing, estimated costs at the time of settlement of $607,000 to remediate any contamination at the site and a $1,708,000 note payable. The note payable is due in monthly installments of $16,000, including interest at 8.875 percent per annum, through May 2004 and is collateralized by a mortgage on the property, all company equipment and all capital stock of the company's subsidiaries. Aggregate future payments of the real estate mortgage are $97,000 in 1996, $105,000 in 1997, $114,000 in 1998, $125,000 in 1999, $136,000 in 2000
and $556,000 thereafter. Based upon an independent appraisal of the expected value of the property once remediation has been completed, management believes the $2,715,000 cost is recoverable. Since the acquired property is held for sale, the acquisition cost has been recorded as a current asset under the caption "Rental real estate held for sale" and the related liability for the mortgage and remediation costs is reflected as a current liability under the caption "Rental real estate mortgage and related costs."

The property is a 382,000 square foot multi-tenant building with twenty-three tenants presently occupying space. Minimum rental commitments receivable in future years under non cancelable long-term leases at the property are $926,000 in 1996, $819,000 in 1997, $689,000 in 1998, and $145,000 in 1999.

In 1994, the company commenced negotiations with the MPCA to formulate a plan for remediation of the property. In February 1995, a Phase II Investigation Report and remedial alternatives were submitted for approval to the MPCA. In connection with the report, management's consultant prepared revised cost estimates with respect to remediation of the property. Two remedial alternatives were prepared and the range of associated costs were estimated based on each alternative. The first alternative, which includes groundwater monitoring and soil remediation, is considered to be the most likely alternative by the consultant. This alternative includes remediation efforts over a period of five years and has a range of estimated costs from $332,000 to $1,257,000. Within this range, the consultant believes that the original estimate of $607,000 represents the most likely cost of remediation. The second alternative includes costs associated with groundwater extraction and treatment along with groundwater monitoring and soil remediation. This alternative includes remediation efforts over a period of five years and has a range of estimated costs from $625,000 to $1,709,000. The cost estimates are contingent upon MPCA approval of the remedial alternatives and may vary due to unforeseen circumstances which could affect the technologies implemented or the magnitude of the remediation required.

Estimated remediation costs include capital costs associated with the remedial activity as well as annual costs over a period of five years. Annual costs included in the previous cost estimates were calculated using a ten percent discount rate. Not discounted, the estimated cost of remediation has a range from $348,000 to $1,290,000 under the first alternative and a range of $695,000 to $1,824,000 under the second alternative.

Because a remediation plan has not been agreed to, management cannot reasonably estimate the timing of expected payments towards the cost of remediation. However, depending on the final remediation options approved by the MPCA, the remediation could commence in mid to late Spring 1996 and, with the exception of annual cost items, be completed during 1996.


NOTE 5 - LINES OF CREDIT

Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that letters of credit be collateralized 100 percent with a restricted cash balance. The agreement allows for cash advances of up to 90 percent of the cash surrender value of certain of the company's life insurance policies. The life insurance policies are also assigned as collateral on the line of credit. Advances on the line bear interest at one percent over the bank's base rate. At December 31, 1995, approximately $2,000,000 was available for cash advances pursuant to this agreement. There were no cash advances outstanding against this line of credit at December 31, 1995 and 1994.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required.

Letters of credit issued by financial institutions under all lines of credit totaled $658,000 and $2,103,000 as of December 31, 1995 and 1994, respectively, and were collateralized by a restricted cash balance.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (thousands of dollars):

                                                  1995     1994
                                                  ----     ----

Obligation to U.S. government (a)............... $ 135    $ 180

Other (b).......................................   283      260
                                                  ----     ----
                                                   418      440

Less current maturities.........................   147      118
                                                  ----     ----

                                                 $ 271    $ 322
                                                  ====     ====

(a) The obligation is payable to the U.S. government pursuant to the terms of a settlement agreement reached in February 1994 and is collateralized by real estate. Payments are due in annual installments of $45,000 through 1998, plus interest at the 52-week United States Treasury bill auction rate, adjusted annually (weighted average effective rate of 6.59 percent and 3.59 percent for 1995 and 1994, respectively, and at December 31, 1995 and 1994, respectively). The settlement agreement related to a civil suit brought against Napco by the U.S. Justice Department in 1992 claiming that certain merchandise supplied to a foreign government was not of U.S. origin as required by the Foreign Military Sales Program and as certified by Napco. A substantial portion of the Justice Department claims were dismissed in 1993 and in February 1994 the company signed a settlement agreement related to the remaining claims.

(b) These obligations are collateralized by certain equipment.

Aggregate future maturities of long-term debt are $147,000 in 1996, $139,000 in 1996, $113,000 in 1998 and $19,000 in 1999.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value.


NOTE 7 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. Deferred compensation expense was $12,000 in 1994 and 1993. There was no deferred compensation expense in 1995. Interest expense related to the deferred compensation agreements was $217,000, $210,000 and $206,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


NOTE 8 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," ("SFAS 106") effective January 1, 1993. SFAS 106 establishes standards for employers' accounting for postretirement benefits other than pensions (postretirement benefits). SFAS 106 significantly changed the prevalent past practice of accounting for postretirement benefits on a pay-as-you-go (cash) basis by requiring accrual, during the year that the employee renders the necessary service, of the expected cost of providing those benefits.

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. In connection with the implementation of SFAS 106, the company recorded the cumulative effect of a change in accounting principle of $571,000. At December 31, 1995 and 1994, the company had recorded $577,000 and $573,000, respectively, for the accumulated postretirement benefit obligation under this plan.

Interest cost on the accumulated postretirement benefit obligation was $40,000 for the year ended December 31, 1995 and $38,000 for each of the years ended December 31, 1994 and 1993.

For measurement purposes, a 7 percent annual rate of increase in the per capita cost of covered medical benefits was assumed for 1996, decreasing gradually to 5 percent in 1998 and thereafter. A 4 percent annual rate of increase in the per capita cost of covered dental benefits was assumed for all years. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $45,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 1995, 1994 and 1993.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7 percent.

NOTE 9 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans, that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 1995, 1994 or 1993.

Benefits under the defined benefit pension plan are provided pursuant to the terms of a collective bargaining agreement covering approximately one-third of the company's employees. The agreement expires in August 1998. Benefits under the plan are based on years of service. Net pension expense includes the following components (thousands of dollars):

                                             Years ended December 31,
                                             ------------------------
                                           1995       1994        1993
                                           ----       ----        ----
Service cost - benefits
  earned during the year................   $ 11       $ 11         $18
Interest cost on projected
  benefit obligation....................     55         51          51
Actual return on plan assets............    (71)       (10)        (41)
Net amortization and deferral...........     17        (49)        (19)
                                           ----        ---        ----

Net pension expense ....................   $ 12       $  3        $  9
                                          =====        ===         ===


Assumptions used in the accounting were:
  Discount rate..................................     7%       7%       7%
  Expected long-term
    return on assets.............................   7.5%     7.5%     7.5%
  Increase in compensation level.................   N/A      N/A      N/A



The following sets forth the plan's funded status and amounts recognized in the consolidated balance sheet as of December 31 (thousands of dollars):

                                                                            1995             1994
                                                                            ----             ----
Accumulated benefit obligation,
  including vested benefits of $848 and
  $752 at December 31, 1995 and
  1994, respectively...................................................    $ 852            $ 767
                                                                            ====             ====

Plan assets at fair value, invested
  in fixed income securities...........................................    $ 787            $ 772
Projected benefit obligations for
  participants' service rendered to date...............................      852              767
                                                                            ----             ----

Difference.............................................................      (65)               5

Unrecognized prior service cost........................................      134              101

Unrecognized net gain..................................................      (43)             (64)

Unrecognized net transition asset......................................      (65)             (69)

Adjustments to recognize minimum liability.............................      (25)               -
                                                                            ----             ----

Pension liability recognized in
  the consolidated balance sheet.......................................    $ (64)           $ (27)
                                                                            ====             ====


The company's funding policy for the defined benefit plan has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plan with assets sufficient to meet the benefit payment requirements.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

At December 31, 1995, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $685,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

The company has guaranteed certain indebtedness of Mass Merchandisers, Inc., a former affiliate. At December 31, 1995, this indebtedness was $662,000. The indebtedness is secured by a first mortgage lien against certain real estate owned and operated by Mass Merchandisers, Inc., a wholly-owned subsidiary of McKesson Corp.

The company owns rental real estate that contains industrial contaminants and must be remediated (see Note 4).

The company is involved in an environmental investigation related to its former office headquarters location. Management has retained a consultant to determine what, if any, remedial action is required at this site. Based upon a 1993 study, the consultant has recommended that no further investigation or remediation at the site is needed. This recommendation is subject to the approval of the Minnesota Pollution Control Property Transfer Unit. Management believes that the ultimate liability to be incurred as a result of this investigation, if any, will not have a material adverse effect on the company's financial position or results of operations.


NOTE 11 - EMPLOYEE STOCK PLANS

The company has a stock option plan that provides participating employees the right to purchase common stock of the company through incentive and non-qualified stock options. The options are exercisable over a ten-year period from the date of the original grant. Since the number of shares under option were fixed and the option price was at the fair market value at the date of grant, no compensation expense was recorded by the company. Shares available for grant under this stock option plan expired in 1994.

In April 1995, the company adopted a new stock option plan which provides for the granting of options to purchase up to an aggregate of 125,000 shares of the company's common stock. The adoption of the stock option plan was approved by shareholders in May 1995. At December 31, 1995, 125,000 shares were available for grant under the new plan and 49,000 options previously granted under the earlier plan were exercisable.

A summary of stock option transactions for the years ended December 31, 1993, 1994 and 1995 is as follows:

                                                                            Option
                                                               Number      price per
                                                              of shares      share
                                                              ---------      -----
Stock options outstanding
Balance at January 1, 1993.....................................  78,630    $6.00-16.63
  Granted......................................................   7,000    $8.00- 9.75
  Cancelled.................................................... (17,010)   $7.75-15.00
                                                                 ------
Balance at December 31, 1993...................................  68,620    $6.00-16.63
  Cancelled....................................................  (5,000)   $8.00-15.00
                                                                 ------
Balance at December 31, 1994...................................  63,620    $6.00-16.63
  Cancelled.................................................... (12,620)   $8.00-15.00
                                                                 ------
Balance at December 31, 1995..................................   51,000    $6.00-16.63
                                                                 ======


The company has a Key Employee Stock Purchase Plan for its officers and key employees under which the company provides loans for the employees to purchase shares of Venturian common stock on the open market. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value per share since the date of purchase. The company has also agreed to purchase the covered shares at the book value per share at the normal retirement age of the plan participant. The plan authorizes the purchase of 100,000 shares of common stock. Of the authorized shares, 53,635 shares have been purchased through December 31, 1995, and loans totaling $192,000 were outstanding from key employees under the plan. The loans are interest bearing at 8 percent per annum and are collateralized by Venturian shares which had a market value of $100,000 at December 31, 1995. The company's obligation to repurchase the outstanding shares under the plan at December 31, 1995 was approximately $141,000.


NOTE 12 - NET SALES

Napco International Inc. manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles. Napco's sales by geographic region for the last three years were as follows (thousands of dollars):

                                                 Years ended December 31,
                                                 ------------------------
                                            1995         1994          1993
                                            ----         ----          ----
United States
     and Canada.........................  $14,622      $ 8,754       $ 6,888
Europe..................................    5,465        4,378         6,825
Far East................................    2,583        9,974         3,559
Mediterranean and
     Middle East........................      697          618         1,962
Latin America...........................      731        1,110         3,645
                                          -------      -------       -------
                                          $24,098      $24,834       $22,879
                                          =======      =======       =======


During 1995, no sales to customers in foreign countries accounted for over 10 percent of Napco's sales. During 1994, sales of $6,789,000 to a customer in one foreign country accounted for over 10 percent of Napco's sales. During 1993, sales of $3,470,000 and $2,510,000 to customers in two foreign countries each accounted for over 10 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government which could prevent future sales to foreign nations or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $14,024,000, $8,632,000 and $6,442,000 in 1995, 1994, and 1993 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 1995 and 1994, sales to one customer in the United States accounted for 38 and 18 percent of Napco sales, respectively. However, historically there has not been a reliance on that one customer. Sales to a different customer in the United States accounted for 14 percent of Napco sales in 1993.

Venturian Software, Inc. provides high-technology information services in the Upper Midwest as a Value-Added Dealer of MagicTM software, providing consulting, training and custom applications development. Venturian Software also distributes MulticallTM, an interactive voice response product that offers a cost-effective solution for CTI (computer telephony integration) technology. Venturian Software's sales were $755,000, $414,000 and $237,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


NOTE 13 - INCOME TAXES

The components of income tax expense were as follows (thousands of dollars):

                                            Years ended December 31,
                                            ------------------------
                                          1995       1994       1993
                                          ----       ----       ----
Current expense (benefit)..............  $ 199       $ 32      $(101)
Deferred expense.......................     -           -        101
                                         -----       ----      -----
     Total expense.....................  $ 199       $ 32      $   -
                                         =====       ====      =====


Additionally, current income tax benefits of $199,000 in 1995 and $32,000 in 1994 were recorded relating to discontinued operations. The 1995 current income tax benefit consists of $336,000 relating to the loss from discontinued operations net of a current tax expense of $137,000 relating to the write-off of net liabilities of PC Express.

Income tax expense for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to pretax earnings (loss) due to the following (thousands of dollars):

                                                     Years ended December 31,
                                                  -----------------------------
                                                   1995         1994      1993
                                                  ------       ------    ------
Expected income tax expense
  (benefit) at statutory rate...................  $  386       $ 102      $(497)
Difference in tax resulting from:
    Change in valuation allowance...............    (169)        (36)       534
    State income taxes, net
      of federal tax benefit....................       3           3          3
    Nontaxable dividends........................       -           -         (5)
    Net change in cash surrender
      value of life insurance policies..........     (46)        (40)       (38)
    Other.......................................      25           3          3
                                                  ------       -----      -----
Actual income tax expense.......................  $  199       $  32      $   -
                                                  ======       =====      =====
Actual income tax expense
  percentage....................................    17.5%       10.7%       N/A



Deferred income tax assets and liabilities were as follows at December 31 (thousands of dollars):

                                                             1995        1994
                                                            ------      ------
Deferred tax assets:
  Deferred compensation and
    retirement benefits.................................    $  928      $  941
  Inventory write-off
    and capitalization..................................       699         676
  Alternative minimum tax
    credit carryforwards................................       127          32
  Net operating loss carryforwards......................        46         241
  Other.................................................       349         408
                                                            ------      ------
                                                             2,149       2,298
  Valuation allowance...................................    (2,025)     (2,194)
                                                            ------      ------
                                                               124         104
Deferred tax liabilities:
  Depreciation..........................................      (124)       (104)
                                                            ------      ------
                                                            $    -      $    -
                                                            ======      ======


At December 31, 1995 the company had approximately $2,583,000 of federal net operating loss carryforwards and $1,551,000 of state net operating loss carryforwards, both of which expire through the year 2010. These carryforward amounts include net operating loss carryforwards generated from discontinued operations.



               Report of Independent Certified Public Accountants



Board of Directors and Stockholders
Venturian Corp.


         We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As discussed in Note 8 to the consolidated financial statements, effective January 1, 1993 the company changed its method of accounting for postretirement benefits other than pensions.


                                                /s/ GRANT THORNTON LLP



Minneapolis, Minnesota
March 1, 1996




VENTURIAN CORP. AND SUBSIDIARIES
Quarterly Financial Data
(Dollars in thousands, except per share data)
(Unaudited)


                                    First Quarter        Second Quarter         Third Quarter       Fourth Quarter
                                   1995       1994      1995(a)     1994      1995(b)    1994     1995(b)   1994(c)
                                  -------    -------    -------    -------    -------   -------   -------   -------

Net sales                         $ 5,818    $ 6,953    $ 5,470    $ 5,565    $ 5,621   $ 6,106   $ 7,936   $ 6,582

Gross profit                        1,922      1,893      1,544      1,548      1,719     1,728     2,744     1,956

Earnings (loss) from continuing
 operations                           314        218        (32)       (68)        96        46       559        71

Discontinued operations              (248)       (40)    (1,520)      (238)       149        16       524    (2,973)

Net earnings (loss)                    66        178     (1,552)      (306)       245        62     1,083    (2,902)

Earnings (loss) per share
  Continuing operations           $   .42    $   .29    $  (.04)   $  (.09)   $   .13   $   .06   $   .75   $   .10
  Discontinued operations            (.33)      (.05)     (2.03)      (.32)       .20       .02       .70     (3.98)

  Net earnings (loss) per share   $   .09    $   .24    $ (2.07)   $  (.41)   $   .33   $   .08   $  1.45   $ (3.88)


(a) Discontinued operations includes a $1,012,000 write-off of goodwill and noncompete agreements.

(b) Discontinued operations includes the write-off of net liabilities of PC Express of $466,000 and $427,000 in the third and fourth quarters, respectively. An additional net income tax benefit of $97,000 was recorded in the fourth quarter.

(c) Discontinued operations includes a $1,500,000 write-down of goodwill, a $500,000 increase in the warranty reserve and a $148,000 write-down of inventory.

Quarterly data has been restated to reflect the discontinued operations of PC Express, Inc. which ceased operations effective July 31, 1995.


Stock prices are based upon the high and low sales prices of Venturian Corp.
(VENT) as quoted on NASDAQ's National Market. Market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual market transactions.

High                              $  8.25    $  8.25    $  9.25    $  9.75    $  6.50   $  9.00   $  6.25   $  7.00

Low                                  5.75       7.00       5.50       6.75       4.00      7.00      4.50      5.75



VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(Dollars in thousands, except per share data)

                                                1995        1994        1993        1992        1991
                                              --------    --------    --------    --------    --------
Net sales                                     $ 24,845    $ 25,206    $ 23,045    $ 34,010    $ 24,973

Earnings (loss) from continuing
  operations before discontinued operations
  and cumulative effect of a change
  in accounting principle                          937         267      (1,462)        765        (441)

Discontinued operations                         (1,095)     (3,235)        304         (84)         --

Cumuative effect of a change
  in accounting principle                           --          --        (571)         --          --

Net earnings (loss)                               (158)     (2,968)     (1,729)        681        (441)

PER SHARE DATA

Earnings (loss) from continuing
  operations before discontinued operations
  and cumulative effect of a change
  in accounting principle                     $   1.25    $    .36    $  (1.96)   $   1.02    $   (.56)

Discontinued operations                          (1.46)      (4.33)        .41        (.11)         --

Cumuative effect of a change
  in accounting principle                           --          --        (.76)         --          --

Net earnings (loss)                               (.21)      (3.97)      (2.31)        .91        (.56)

Dividends per share                                 --          --         .28         .28         .28
Common stockholders' equity per share            13.76       13.97       17.94       20.53       19.74
Year end stock price                              5.00        5.75        7.25        9.75        6.50


Stockholders of record at year end                 724         591         724         694         741


FINANCIAL POSITION

Working capital                                  7,737       8,027       9,965      12,032      10,916
Current ratio                                      2.1         2.4         2.4         3.5         3.3
Total assets                                    20,316      19,111      23,243      22,087      21,616
Long-term liabilities at year end                2,719       2,805       2,855       1,907       1,958
