Form 10-K, Exhibit 13
period 1996-12-31
VENTURIAN CORP
filed 1997-03-14
CIK 745756

Management's Discussion and Analysis of Results of Operations

         Forward-looking statements contained throughout this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially are the following:

         With respect to Napco International, one of the primary risks relates to its export sales which could be affected by political decisions by the U.S. government which could prevent future sales to foreign nations or monetary, military or economic conditions in certain countries that may affect sales in such countries. Management believes that these risks are reduced by Napco's wide geographic and product diversification. While historically there has not been a reliance on one single customer, sales to one customer accounted for approximately 32 percent, 38 percent and 18 percent of Napco sales for the years ended December 31, 1996, 1995 and 1994, respectively. Other factors such as competition, the potential for labor disputes and interruption in sources of supply also could cause results to differ.

         With respect to Venturian Software, the company is one of many companies offering solutions to the information needs of businesses both locally and regionally. Because of the rapid pace of technological improvements and new software development, competition is a significant risk. The ability to hire and retain competent personnel also provides an element of risk, in part because, currently, a substantial portion of Venturian Software's revenues are derived from consulting activities.


Net Sales

         Napco sales increased to $27,550,000 in 1996, up 14 percent from $24,098,000 in 1995. In 1995, sales were down 3 percent from sales of $24,834,000 in 1994. A portion of the increase in Napco sales in 1996 was attributable to higher sales under the U.S. Government's Simplified Non-Standard Acquisition Process (SNAP). Sales under the SNAP program increased to $2,431,000 in 1996 from $849,000 in 1995 and $1,057,000 in 1994. An increase in sales at Napco's International Precision Machining, Inc. (IPM) subsidiary also contributed to higher sales in 1996. Sales at IPM, including sales to Napco, were $1,928,000 in 1996, $1,246,000 in 1995 and $1,158,000 in 1994.

         Venturian Software sales were $848,000 in 1996, increasing 12 percent from $755,000 a year earlier. In 1995, Venturian Software sales increased by approximately 82 percent from $414,000 in 1994, primarily due to a significant increase in consulting revenues. In 1996, approximately 83 percent of Venturian Software sales were derived from consulting activities, 15 percent from product sales and 2 percent from training activities. In 1995, approximately 74 percent of Venturian Software sales were derived from consulting activities, 23 percent from product sales and 3 percent from training activities. In 1994, approximately 69 percent of Venturian Software sales were derived from consulting activities, 26 percent from product sales and 5 percent from training activities.

Cost of Products Sold

         Napco markets a wide variety of defense-related products, and the profit margins associated with its products can vary greatly. Cost of products sold was approximately 72 percent of Napco sales in 1996, up from approximately 70 percent of net sales in 1995. Cost of products sold was approximately 73 percent of net sales in 1994.

         Venturian Software's cost of products sold as a percent of net revenues is low because a significant portion of its revenues are derived from consulting activities and the related expenses are included in operating expenses as administrative expense. Cost of products sold was 9.1 percent of net sales in 1996, 15.2 percent of net sales in 1995 and 17.1 percent of net sales in 1994.

Operating Expenses

         Napco operating expenses were $6,446,000, $5,807,000 and $6,173,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Napco sales and marketing expenses were $2,755,000 in 1996, including commission expense of $453,000. In 1995, sales and marketing expenses totaled $2,355,000, including commission expense of $378,000. Commission expense was 1.6 percent of net sales in both 1996 and 1995. In 1994, sales and marketing expenses totaled $2,620,000, including commission expense of $591,000, or 2.4 percent of sales. Commission expense as a percent of net sales decreased in 1996 and 1995, primarily as a result of an increase in sales in the United States for which no commission is paid. Napco generally pays commissions only to in-country representatives for its export sales.

         Excluding commission expense, Napco sales and marketing expenses were $2,302,000 in 1996, up 16 percent compared with $1,977,000 last year. Sales and marketing expenses, excluding commissions, were $2,029,000 in 1994. Several new sales and marketing positions were created mid-year in 1996 as part of an effort to increase sales opportunities over the long-term. As a result, payroll and related costs were up by approximately $130,000. Advertising and Napco's participation in trade shows also increased, contributing to higher expense levels. In addition, Napco incurred approximately $100,000 in prototype costs in 1996 in connection with a potential substantial repowering project in the Far East. In 1994, marketing expenses included costs of approximately $192,000 related to a $7.1 million upgrade contract. Excluding the one-time costs from 1994, sales and marketing expenses increased by $140,000 in 1995 compared with the prior year. In 1995, sales and marketing expenses were up due to several factors, including higher payroll and related costs, bank charges and late shipment penalty expense. Excluding commission expense, sales and marketing expenses were approximately 8 percent of net sales in each of the last three years.

         Napco administrative expenses totaled $2,056,000 in 1996, compared with $1,981,000 in 1995. Administrative expenses were $2,063,000 in 1994. In 1996, administrative expenses were up in part due to costs associated with the relocation of Napco's office facility late in 1996 and also due to legal expenses incurred to explore business opportunities overseas. Administrative expenses were lower in 1995, primarily due to decreases in amortization of computer software costs and outside services.

         Napco warehousing expense increased to $1,635,000 in 1996, up from $1,471,000 in 1995 and $1,490,000 in 1994. The increase in warehousing expense in 1996 was primarily due to higher payroll costs related to the increase in sales for the year. Warehousing expense was approximately 6 percent of net sales in each of the last three years.

         Venturian Software operating expenses totaled $1,272,000 in 1996, up substantially from $729,000 in 1995. Sales and marketing expenses increased to $545,000 in 1996, compared with $257,000 a year earlier. Administrative expenses totaled $727,000 in 1996, compared with $472,000 in 1995. In 1994, Venturian Software operating expenses totaled $439,000, including marketing expenses of $128,000 and administrative expenses of $311,000. Expenses were increased in both categories in 1996 as a result of costs incurred in connection with the introduction of Cybercall(TM), a call center solution for the Internet that allows companies to establish virtual call centers through their World Wide Web sites. Sales and marketing expenses increased in 1995 as compared with 1994, primarily due to the introduction of Multicall(TM), which is an interactive voice response product that offers a cost-effective solution for CTI (computer telephony integration) technology. Administrative expenses had also increased in 1996 and 1995 over 1994 levels, primarily due to the addition of programming staff as a result of increased demand for consulting services. Management expects that expense levels in both categories will continue to be higher in the future due to the introduction of Cybercall.

         Corporate overhead expenses were $646,000, $482,000 and $409,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Corporate overhead increased in 1996 primarily due to higher payroll and related costs. Corporate overhead increased in 1995 primarily due to legal expenses incurred in connection with the Hopkins Tech Center remediation (see Note 4 to the Consolidated Financial Statements) and also as a result of higher payroll and related expenses. Management expects that corporate overhead will approximate prior years' historical levels going forward due to staff reductions which occurred at the end of 1996.

Operating Profit (Loss)

         Napco generated operating profits of $1,242,000, $1,490,000 and $651,000 in 1996, 1995 and 1994, respectively. While sales increased 14 percent in 1996, higher cost of products sold and operating expenses led to a decline in the level of operating profit in the current year. An improvement in profit margins as well as reductions in operating expenses contributed to a strong operating profit in 1995 as compared with results for 1994, when sales were just 3 percent higher than in 1995.

         Venturian Software reported an operating loss of $501,000 in 1996, up significantly from the prior years' losses due to costs associated with the introduction of Cybercall. Venturian Software reported operating losses of $89,000 and $96,000 in 1995 and 1994, respectively.

Other Income (Expense)

         Investment income was $42,000, $114,000 and $126,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Investment income has decreased as a result of lower levels of invested funds.

         Rental income, net of expenses, of $428,000, $456,000 and $376,000 in 1996, 1995 and 1994, respectively, was derived from the acquisition of rental real estate in March 1994 (see Note 4 to the Consolidated Financial Statements).

         Interest expense related primarily to the company's deferred compensation plan. Interest expense decreased to $371,000 in 1996 from $428,000 a year earlier which resulted from the repayment of insurance policy loans in early 1996. Interest expense had increased in 1995 from $369,000 in 1994, primarily due to insurance policy loans as well as financing related to the acquisition of rental real estate in March of 1994.

Income Tax Expense

         The company had no income tax expense for the year ended December 31, 1996. The company recorded income tax expense of $199,000 and $32,000 for the years ended December 31, 1995 and 1994, respectively, relating to continuing operations. This tax expense was fully offset by a tax benefit relating to discontinued operations.

         The company did not record a net tax benefit for 1995 and 1994 because no taxes would have been recoverable from a carryback of net losses in those years, nor is it more likely than not that net deferred tax assets will be realized in future years.

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

Backlog

         Napco's order backlog totaled $15,861,000 at December 31, 1996, down from $16,300,000 at the end of 1995. The order backlog totaled $15,025,000 at December 31, 1994. Management expects that nearly all of its present backlog will be filled within the current fiscal year.


Management's Discussion and Analysis of Financial Condition

         The company's current ratio was 2.4 to one at December 31, 1996, up from 2.1 to one at the end of 1995. Current assets comprised 67 percent of total assets at year-end and exceeded total liabilities by $4,440,000. Long-term debt at December 31, 1996 was $163,000 and was less than one percent of total assets at the end of the year. Cash and cash equivalents at December 31, 1996 increased slightly to $1,011,000, compared with $910,000 a year ago.

         Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 1996.

         Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that letters of credit be collateralized 100 percent with a restricted cash balance. The agreement also allows for cash advances of up to 90 percent of the cash surrender value of certain of the company's life insurance policies. The life insurance policies are assigned as collateral on the line of credit. Advances on the line bear interest at one percent over the bank's base rate. At December 31, 1996, approximately $2,000,000 was available for cash advances pursuant to this agreement. There were no cash advances outstanding against this line of credit at December 31, 1996.

         Napco has additional lines of credit available for international transactions on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions under all lines of credit totaled $65,000 and $658,000 as of December 31, 1996 and 1995, respectively, and were collateralized by a restricted cash balance.

         Management believes that the company's present cash reserves and available credit should be sufficient to fund its operations and to collateralize all international transactions. In addition, management has been successful in obtaining insurance bonds with no collateral requirements for certain of its international transactions rather than utilizing its traditional bank lines of credit. The company has additional sources of funds in the form of borrowings against life insurance policies or other assets.

Shareholder Information

         The company paid no dividends in 1996, pursuant to a determination by the Board of Directors that presently available funds should be used to provide working capital.


VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

                                                                                     Years ended December 31,
                                                                          ------------------------------------------
                                                                             1996            1995             1994
                                                                          --------         --------         --------
Net sales ........................................................        $ 28,398         $ 24,845         $ 25,206

Cost of products sold ............................................          19,939           16,916           18,081
                                                                          --------         --------         --------
  Gross profit ...................................................           8,459            7,929            7,125

Operating expenses
  Sales and marketing ............................................           3,300            2,612            2,748
  Administrative .................................................           3,429            2,927            2,741
  Warehousing ....................................................           1,635            1,471            1,490
                                                                          --------         --------         --------
    Total operating expenses .....................................           8,364            7,010            6,979
                                                                          --------         --------         --------

Operating profit .................................................              95              919              146

Other income (expense)
  Investment income ..............................................              42              114              126
  Rental income, net of expenses .................................             428              456              376
  Gain (loss) on sale of property and equipment ..................             (97)              64             --
  Interest expense ...............................................            (371)            (428)            (369)
  Other ..........................................................             (13)              11               20
                                                                          --------         --------         --------
                                                                               (11)             217              153
                                                                          --------         --------         --------

Earnings from continuing operations
  before income taxes and discontinued operations ................              84            1,136              299

Income tax expense ...............................................            --                199               32
                                                                          --------         --------         --------

Earnings from continuing operations before discontinued operations              84              937              267

Discontinued operations
  Loss from discontinued operations,
    net of income tax benefit ....................................            --             (1,851)          (3,235)
  Write-off net liabilities of PC Express,
    net of income tax expense ....................................            --                756             --
                                                                          --------         --------         --------
                                                                              --             (1,095)          (3,235)
                                                                          --------         --------         --------

NET EARNINGS (LOSS) ..............................................        $     84         $   (158)        $ (2,968)
                                                                          ========         ========         ========

Net earnings (loss) per share
  Continuing operations ..........................................        $    .11         $   1.25         $    .36
  Discontinued operations ........................................            --              (1.46)           (4.33)
                                                                          --------         --------         --------
  NET EARNINGS (LOSS) PER SHARE ..................................        $    .11         $   (.21)        $  (3.97)
                                                                          ========         ========         ========

The accompanying notes are an integral part of these statements.


VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)
                                                               December 31,
ASSETS                                                      1996        1995
                                                          --------    --------
CURRENT ASSETS
  Cash and cash equivalents ...........................   $  1,011    $    910
  Accounts receivable, less allowance for doubtful
    accounts of $196 in 1996 and $165 in 1995 .........      4,254       6,666
  Inventories .........................................      3,668       3,977
  Restricted cash .....................................         65         658
  Rental real estate held for sale ....................      2,898       2,592
  Prepaid expenses ....................................        208         243
                                                          --------    --------
    Total current assets ..............................     12,104      15,046

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements ..........................      1,741       1,741
  Equipment ...........................................      5,429       5,311
                                                          --------    --------
                                                             7,170       7,052
  Less accumulated depreciation and amortization ......      5,690       5,528
                                                          --------    --------
                                                             1,480       1,524
  Land ................................................        314         529
                                                          --------    --------
                                                             1,794       2,053

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $750 in 1995 ...............      3,786       2,721
  Other ...............................................        369         496
                                                          --------    --------
                                                             4,155       3,217
                                                          --------    --------
                                                          $ 18,053    $ 20,316
                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft ......................................   $    409    $    395
  Current maturities of long-term debt ................        118         147
  Accounts payable ....................................      1,981       3,243
  Advances from customers .............................        237         400
  Accrued liabilities
    Payroll and related benefits ......................        507         700
    Other .............................................        736         784
  Rental real estate mortgage and related costs .......      1,130       1,640
                                                          --------    --------
    Total current liabilities .........................      5,118       7,309

LONG-TERM DEBT, LESS CURRENT MATURITIES ...............        163         271

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS .....      2,383       2,448

COMMITMENTS AND CONTINGENCIES .........................       --          --

STOCKHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 749,789 in 1996 and 747,789 in 1995 .        750         748
  Additional contributed capital ......................     14,676      14,661
  Accumulated deficit .................................     (5,037)     (5,121)
                                                          --------    --------
    Total stockholders' equity ........................     10,389      10,288
                                                          --------    --------
                                                          $ 18,053    $ 20,316
                                                          ========    ========

The accompanying notes are an integral part of these statements.


                        VENTURIAN CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                 Years ended December 31,
                                                               -----------------------------
                                                                 1996       1995       1994
                                                               -------    -------    -------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings (loss) ....................................   $    84    $  (158)   $(2,968)
    Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
        Depreciation and amortization ......................       534        534        554
        Loss (gain) on sale of property and equipment ......        97        (64)      --
        Issuance of common stock for services ..............        17       --         --
        Discontinued operations ............................      --          923      2,074
        Change in assets and liabilities:
          Accounts receivable ..............................     2,412     (3,068)     2,387
          Inventories ......................................       309        427       (362)
          Restricted cash ..................................       593      1,445        568
          Prepaid expenses .................................        35         36         88
          Other ............................................        51        (59)       (61)
          Bank overdraft ...................................        14         78        (43)
          Accounts payable .................................    (1,262)     1,397       (797)
          Advances from customers ..........................      (163)        (7)    (5,033)
          Accrued liabilities ..............................      (241)       364        (54)
          Deferred compensation and
            postretirement benefits ........................       235        258        262
          Payments on deferred compensation
            and postretirement benefits ....................      (300)      (293)      (257)
                                                               -------    -------    -------
        Total adjustments ..................................     2,331      1,971       (674)
                                                               -------    -------    -------

  Net cash provided by (used in) operating activities ......     2,415      1,813     (3,642)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment .......................      (388)      (323)      (426)
  Purchase of rental real estate ...........................      --         --         (400)
  Improvements to rental real estate .......................      (721)       (62)       (16)
  Purchase of other assets .................................      (315)      (286)      (268)
  Proceeds from the sale of property and equipment .........       193        102      1,312
  Other ....................................................        14         14         14
                                                               -------    -------    -------

  Net cash provided by (used in) investing activities ......    (1,217)      (555)       216

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and rental real estate mortgage      (462)      (355)      (587)
  Proceeds from long-term debt .............................       115        213         72
  Payments on life insurance loans .........................      (750)      --         --
  Proceeds from life insurance loans .......................      --          119       --
  Discontinued operations, net .............................      --       (1,150)       892
                                                               -------    -------    -------

  Net cash provided by (used in) financing activities ......    (1,097)    (1,173)       377
                                                               -------    -------    -------

Net increase (decrease) in cash and cash equivalents .......       101         85     (3,049)
Beginning cash and cash equivalents ........................       910        825      3,874
                                                               -------    -------    -------

Ending cash and cash equivalents ...........................   $ 1,011    $   910    $   825
                                                               =======    =======    =======

The accompanying notes are an integral part of these statements.



VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 1996, 1995 and 1994
(Dollars in thousands)


                                                    ADDITIONAL
                                     COMMON         CONTRIBUTED    ACCUMULATED
                                     STOCK           CAPITAL         DEFICIT           TOTAL
                                    --------        --------        --------         --------
Balance at January 1, 1994 .......  $    748        $ 14,661        $ (1,995)        $ 13,414

  Net loss for 1994 ..............      --              --            (2,968)          (2,968)
                                    --------        --------        --------         --------

Balance at December 31, 1994             748          14,661          (4,963)          10,446

  Net loss for 1995 ..............      --              --              (158)            (158)
                                    --------        --------        --------         --------

Balance at December 31, 1995             748          14,661          (5,121)          10,288

  Issuance of common stock .......         2              15            --                 17
  Net earnings for 1996 ..........      --              --                84               84
                                    --------        --------        --------         --------

Balance at December 31, 1996......  $    750        $ 14,676        $ (5,037)        $ 10,389
                                    ========        ========        ========         ========

The accompanying notes are an integral part of these statements.


VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994


NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco) and Napco International Foreign Sales Corporation, Venturian's majority-owned subsidiary, Venturian Software, Inc., Napco's majority-owned subsidiary, International Precision Machining, Inc., and the accounts of Venturian's wholly-owned subsidiary, PC Express, Inc., which have been reflected as discontinued operations (collectively, the "company"). Significant intercompany accounts and transactions have been eliminated in consolidation.


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

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The company considers its investments with an original maturity of three months or less to be cash equivalents. The company invests excess funds in reverse repurchase agreements for U.S. government securities. At December 31, 1996 and 1995, the company had purchased $300,000 and $500,000, respectively, of U.S. government securities under agreements to resell. Generally, the maturity date of the company's reverse repurchase agreements is the next day of business. Due to the short-term nature of the agreements, the company does not take possession of the securities, which are instead held at the bank from which it purchases the securities. The carrying value of the agreements approximates fair market value because of the short maturity of the investments, and the company believes that it is not exposed to any significant risk on its investments in reverse repurchase agreements. Exclusive of the reverse repurchase agreements, substantially all the cash and cash equivalents were held at one financial institution in Minnesota at December 31, 1996 and 1995.

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (thousands of dollars):

                              Years ended December 31,
                              ------------------------
                                 1996   1995   1994
                                 ----   ----   ----
Cash paid during the year for:
     Interest ................   $226   $188   $270
     Income taxes.............     21     12     94


During 1994, the company acquired rental real estate for $2,108,000, consisting of $400,000 cash and a $1,708,000 note payable. The company also recorded and capitalized $607,000 for the estimated costs to remediate the property. During 1996, based upon a revised cost to remediate, the company recorded a reduction of $300,000 in the liability and carrying value of the property (see Note 4).

Accounts receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $1,908,000 and $1,757,000 at December 31, 1996 and 1995, respectively, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four-year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate.

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

     Buildings and improvements..   17-40 years
     Equipment ..................   3-15 years


Employee Stock Options - The company's employee stock option plans are accounted for under the intrinsic value method.

Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. During 1996 and 1995, Napco also entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to such sales. Gains and losses on transactions in foreign currency and forward exchange contracts are included in results of operations. At December 31, 1996, the company had a foreign exchange contract maturing in February 1997 for the delivery of 20,893,000 Spanish pesetas and accounts receivable from a foreign customer totaling 5,414,000 Spanish pesetas. The fair value of these amounts were $161,000 and $42,000, respectively, at December 31, 1996. At December 31, 1995, the company had a foreign exchange contract maturing in February 1996 for the delivery of 24,048,000 Spanish pesetas and accounts receivable from a foreign customer totaling 32,074,000 Spanish pesetas. The fair value of these amounts were $198,000 and $223,000, respectively, at December 31, 1995.

Income Taxes - Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Net Earnings (Loss) Per Share - Net earnings (loss) per share are computed based on the weighted average outstanding common shares and common share equivalents, when dilutive. Weighted average shares outstanding were 748,712 for the year ended December 31, 1996 and 747,789 for the years ended December 31, 1995 and 1994, respectively.

Recent Accounting Pronouncements - The company implemented Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective January 1, 1996. SFAS 121 establishes guidance for when to recognize and how to measure impairment losses of long-lived assets and identifiable intangibles, and how to value long-lived assets to be disposed of. The adoption of this Standard did not have a material effect on the company's financial position or results of operations.

The company implemented SFAS 123, "Accounting for Stock-Based Compensation," effective January 1, 1996. The adoption of this Standard did not have a material effect on the company's financial position or results of operations (see Note
11).

Reclassifications - Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 presentation.

NOTE 3 - DISCONTINUED OPERATIONS

On July 31, 1995, the company discontinued operations of its PC Express subsidiary due to continued losses. PC Express ceased operations effective as of that date, and management proceeded with an orderly liquidation of the subsidiary. Net losses from operations of PC Express were $1,851,000, net of an income tax benefit of $336,000, for the seven months ended July 31, 1995, on sales of $12,202,000. The 1995 loss included a $1,012,000 write-off of goodwill and non-compete agreements. As of December 31, 1995, management had substantially completed the liquidation. Based upon the results of the liquidation, there were insufficient assets to satisfy the remaining obligations of the subsidiary. Accordingly, the remaining net liabilities of $756,000, net of income tax expense of $137,000, were written off during 1995, including net liabilities of $427,000, which were written off during the fourth quarter. In 1994, PC Express reported a net loss from operations of $3,235,000, net of an income tax benefit of $32,000, on sales of $26,070,000. The 1994 loss included a charge to operations of $1,500,000 recorded to write-down goodwill to an estimated net realizable value of $600,000.

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

The property was transferred to the company in March 1994. The company recorded the acquisition cost for the property at $2,715,000, which included $400,000 paid at closing, estimated costs at the time of settlement of $607,000 to remediate any contamination at the site and a $1,708,000 note payable. The note payable is due in monthly installments of $16,000, including interest at 8.875 percent per annum, through January 2004 and is collateralized by a mortgage on the property, all company equipment and all capital stock of the company's subsidiaries. Aggregate future principal payments of the real estate mortgage are $109,000 in 1997, $117,000 in 1998, $128,000 in 1999, $140,000 in 2000,
$154,000 in 2001 and $354,000 thereafter. Based upon borrowing rates currently available to the company for a note payable with a similar term and average maturities, the carrying amount approximates fair market value at December 31, 1996 and 1995.

The property is a 386,000 square foot multi-tenant building with twenty-seven tenants presently occupying space. Minimum rental commitments receivable in future years under non-cancelable long-term leases at the property are $1,025,000 in 1997, $920,000 in 1998, $524,000 in 1999 and $278,000 in 2000.

In 1996, the MPCA granted approval of the Phase II Investigation and Review of Remedial Alternatives Report and the Response Action Plan and Remedial Design Report submitted by management's consultant in connection with the environmental remediation of the property. Remediation at the property commenced in 1996 and is expected to be completed in Spring 1997, with the exception of a five-year annual groundwater monitoring program which began in December 1996. In connection with the commencement of remediation activity, the consultant prepared a revised cost estimate based upon the remediation plan approved by the MPCA. Based on this revised cost estimate, the company reduced its remaining liability for the expected cost of remediation to $128,000 at December 31, 1996. The $300,000 reduction in the liability was recorded as a decrease in the carrying value of the property.

During 1996, the company also incurred costs of $721,000 for improvements to the property. Based upon an independent appraisal of the expected value of the property once remediation has been completed, management believes the property's current carrying value of $2,898,000 is recoverable. Since the property is held for sale, its carrying value has been recorded as a current asset under the caption "Rental real estate held for sale" and the related liability for the mortgage and remediation costs is reflected as a current liability under the caption "Rental real estate mortgage and related costs."


NOTE 5 - LINES OF CREDIT

Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that letters of credit be collateralized 100 percent with a restricted cash balance. The agreement allows for cash advances of up to 90 percent of the cash surrender value of certain of the company's life insurance policies. The life insurance policies are also assigned as collateral on the line of credit. Advances on the line bear interest at one percent over the bank's base rate. At December 31, 1996, approximately $2,000,000 was available for cash advances pursuant to this agreement. There were no cash advances outstanding against this line of credit at December 31, 1996 and 1995.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required.

Letters of credit issued by financial institutions under all lines of credit totaled $65,000 and $658,000 as of December 31, 1996 and 1995, respectively, and were collateralized by a restricted cash balance.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (thousands of dollars):

                                    1996   1995
                                    ----   ----

Obligation to U.S. government (a)   $ 90   $135

Other (b) .......................    191    283
                                    ----   ----
                                     281    418

Less current maturities .........    118    147
                                    ----   ----

                                    $163   $271
                                    ====   ====

(a) The obligation is payable to the U.S. government pursuant to the terms of a settlement agreement reached in February 1994 and is collateralized by real estate. Payments are due in annual installments of $45,000 through 1998, plus interest at the 52-week United States Treasury bill auction rate, adjusted annually (weighted average effective rate of 4.64 percent and 6.59 percent for 1996 and 1995, respectively, and at December 31, 1996 and 1995, respectively).

(b) These obligations are collateralized by certain equipment.

Aggregate future maturities of long-term debt are $118,000 in 1997, $100,000 in 1998, $51,000 in 1999 and $12,000 in 2000.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value at December 31, 1996 and 1995.


NOTE 7 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. The company had recorded $1,816,000 and $1,871,000 at December 31, 1996 and 1995, respectively, for its liability related to these agreements. Deferred compensation expense was $12,000 in 1994. There was no deferred compensation expense in 1996 and 1995. Interest expense related to the deferred compensation agreements was $212,000, $217,000 and $210,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 8 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. At December 31, 1996 and 1995, the company had recorded $567,000 and $577,000, respectively, for the accumulated postretirement benefit obligation under this plan.

Interest cost on the accumulated postretirement benefit obligation was $39,000, $40,000 and $38,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

For measurement purposes, a 6 percent annual rate of increase in the per capita cost of covered medical benefits was assumed for 1997, decreasing gradually to 4 percent in 1999 and thereafter. A 4 percent annual rate of increase in the per capita cost of covered dental benefits was assumed for all years. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1996 by $38,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7 percent.

NOTE 9 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans, that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 1996, 1995 or 1994.

Benefits under the defined benefit pension plan are provided pursuant to the terms of a collective bargaining agreement covering approximately one-third of the company's employees. The agreement expires in August 1998. Benefits under the plan are based on years of service. Net pension expense includes the following components (thousands of dollars):

                                  Years ended December 31,
                                   1996     1995     1994
                                  -----    -----    -----
Service cost - benefits
  earned during the year ......   $  14    $  11    $  11
Interest cost on projected
  benefit obligation ..........      57       55       51
Actual return on plan assets...    (180)     (71)     (10)
Net amortization and deferral..     127       17      (49)
                                  -----    -----    -----

Net pension expense ...........   $  18    $  12    $   3
                                  =====    =====    =====


Assumptions used in the accounting were:
Discount rate ...................   7.0%     7.0%     7.0%
Expected long-term
  return on assets ..............   7.5%     7.5%     7.5%
Increase in compensation level...   N/A      N/A      N/A


The following sets forth the plan's funded status and amounts recognized in the consolidated balance sheet as of December 31 (thousands of dollars):

                                              1996     1995
                                             -----    -----
Accumulated benefit obligation,
  including vested benefits of $858 and
  $848 at December 31, 1996 and
  1995, respectively ......................  $ 864    $ 852
                                             =====    =====

Plan assets at fair value, invested
  in fixed income securities ..............  $ 898    $ 787
Projected benefit obligations for
  participants' service rendered to date ..    864      852
                                             -----    -----

Difference ................................     34      (65)

Unrecognized prior service cost ...........    127      134

Unrecognized net gain .....................   (157)     (43)

Unrecognized net transition asset .........    (61)     (65)

Adjustments to recognize minimum liability    --        (25)
                                             -----    -----

Pension liability recognized in
  the consolidated balance sheet ..........  $ (57)   $ (64)
                                             =====    =====


The company's funding policy for the defined benefit plan has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plan with assets sufficient to meet the benefit payment requirements.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

At December 31, 1996, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $406,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

The company has guaranteed certain indebtedness of Mass Merchandisers, Inc., a former affiliate. At December 31, 1996, this indebtedness was $509,000. The indebtedness is secured by a first mortgage lien against certain real estate owned and operated by Mass Merchandisers, Inc., a wholly-owned subsidiary of McKesson Corp.

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


NOTE 11 - EMPLOYEE STOCK PLANS

The company has a stock option plan that grants employees options for the right to purchase common stock of the company through incentive and non-qualified stock options. Shares available for grant under this stock option plan expired in 1994. At December 31, 1996, 44,000 options previously granted under this plan were exercisable.

In 1995, the company adopted and the shareholders approved a new stock option plan which provides for the granting of options to employees to purchase shares of the company's common stock. In May 1996, the shareholders approved an amendment to the plan to allow for an aggregate of 250,000 shares of the company's stock to be granted under the plan. At December 31, 1996, 169,850 shares were available for grant under this plan with 29,250 currently exercisable.

Under both plans, incentive stock options may not be granted at a purchase price less than the fair market value of the common shares on the date of the grant (or for an option granted to a person holding more than 10 percent of the company's voting stock at less than 110 percent of fair market value). Under both plans, the option term is fixed at the date of grant and may not exceed ten years from the date the option is granted (except that an incentive stock option granted to a person holding more than 10 percent of the company's voting stock may be exercisable only for five years). Options become exercisable in whole or in installments, generally over five years. No options have been granted to a person holding more that 10 percent of the company's voting stock in the last three years. No compensation expense has been recorded by the company in the previous three years.


A summary of the status of the company's stock option transactions for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                    1996                     1995                     1994
                                             ------------------      -------------------      -------------------
                                                        Weighted                Weighted                 Weighted
                                                        Average                  Average                  Average
                                                        Exercise                Exercise                 Exercise
                                            Shares       Price       Shares       Price       Shares       Price
                                            --------    --------    --------    --------      ------     --------
Outstanding at beginning of year .....       51,000      $ 8.36      63,620      $ 8.80       68,620      $ 8.84
Granted ..............................      125,000      $ 6.27        --          --           --          --
Forfeited ............................      (45,850)     $ 7.08      (8,500)     $ 8.44       (5,000)     $ 9.40
Expirations ..........................       (6,000)     $ 7.77      (4,120)     $15.00         --          --
                                            --------                --------                  ------

Outstanding at end of year ...........      124,150      $ 6.75      51,000      $ 8.36       63,620      $ 8.80
                                            ========                ========                  ======


Options exercisable at end of year ...       73,250      $ 7.49      49,000      $ 8.30       57,620      $ 8.76
                                            ========                ========                  ======


Weighted-average fair value of options
   granted during the year ...........                   $ 3.44                    N/A                      N/A



The following information applies to grants that are outstanding at December 31,
1996:
                                  Options Outstanding                            Options Exercisable
                     --------------------------------------------------     ------------------------------
                                        Weighted
                                        Average            Weighted                           Weighted
    Range of            Number         Remaining       Average Exercise       Number      Average Exercise
Exercise Prices      Outstanding    Contractual Life        Price           Exercisable        Price
---------------      -----------    ----------------        ------          -----------        -----
 $5.00 to $7.13         80,150             9 years           $5.83             29,250          $6.06
 $8.00 to $9.75         44,000             3 years           $8.44             44,000          $8.44
                      --------                                                 ------
                       124,150                                                 73,250
                      ========                                                 ======

The Financial Accounting Standards Board has issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which introduces an alternative method for recognizing compensation costs based upon the fair value of the awards on the date they are granted. SFAS 123 allows entities to continue to account for stock option plans using the intrinsic value method provided pro forma net earnings and net earnings per share as if the fair value based method had been used are disclosed. The company's net earnings and net earnings per share for 1996 would have been reduced to the pro forma amounts indicated below had the fair value based method been used. These effects may not be representative of the future effects of applying this statement.

                                   (Dollars in thousands, except per share data)

         Net earnings (loss)              As reported...........   $   84
                                          Pro forma.............      (11)

         Net earnings (loss) per share    As reported...........   $  .11
                                          Pro forma.............     (.02)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used in 1996: zero dividend yield; expected volatility of 64.68 percent; risk-free interest rate of 5.66 percent; and an expected life of five years.

The company has a Key Employee Stock Purchase Plan for its officers and key employees under which the company provides loans for the employees to purchase shares of Venturian common stock on the open market. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value per share since the date of purchase. The company has also agreed to purchase the covered shares at the book value per share at the normal retirement age of the plan participant. The plan authorizes the purchase of 100,000 shares of common stock. Of the authorized shares, 56,365 shares have been purchased through December 31, 1996, and loans totaling $192,000 were outstanding from key employees under the plan. The loans are interest bearing at 8 percent per annum and are collateralized by 20,095 Venturian shares which had a market value of $163,000 at December 31, 1996. The company's obligation to repurchase the outstanding shares under the plan at December 31, 1996 was approximately $182,000.


NOTE 12 - INCOME TAXES

The components of income tax expense were as follows (thousands of dollars):

                                Years ended December 31,
                                ------------------------
                                1996      1995     1994
                                ----      ----     ----
         Current expense      $  --      $ 199     $ 32
         Deferred expense        --         --       --
                                ----      ----     ----
           Total expense      $  --      $ 199     $ 32
                                ====      ====     ====


Additionally, current income tax benefits of $199,000 in 1995 and $32,000 in 1994 were recorded relating to discontinued operations. The 1995 current income tax benefit consists of $336,000 relating to the loss from discontinued operations net of a current tax expense of $137,000 relating to the write-off of net liabilities of PC Express.

Income tax expense for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to pretax earnings due to the following (thousands of dollars):

                                                      Years ended December 31,
                                                    1996       1995        1994
                                                   -----      -----       -----
         Expected income tax expense
           at statutory rate ...................   $  29      $ 386       $ 102
         Difference in tax resulting from:
             Change in valuation allowance(a) ..      29       (169)        (36)
             Net change in cash surrender
               value of life insurance policies      (56)       (46)        (40)
             Other .............................      (2)        28           6
                                                   -----      -----       -----
         Actual income tax expense .............   $ --       $ 199       $  32
                                                   =====      =====       =====
         Actual income tax expense
           percentage ..........................     N/A       17.5%       10.7%


(a) The change in the valuation allowance is attributable to deferred items relating to continuing operations and excludes the effect of net operating losses from discontinued operations.

Deferred income tax assets and liabilities were as follows at December 31 (thousands of dollars):


                                          1996         1995
                                          ----         ----
Deferred tax assets:
  Deferred compensation and
    retirement benefits ..........     $   903      $   928
  Inventory write-off
    and capitalization ...........         723          699
  Alternative minimum tax
    credit carryforwards .........         123          123
  Net operating loss carryforwards         970          939
  Other ..........................         316          349
                                       -------      -------
                                         3,035        3,038
  Valuation allowance ............      (2,943)      (2,914)
                                       -------      -------
                                            92          124
Deferred tax liabilities:
  Depreciation ...................         (92)        (124)
                                       -------      -------
                                       $    --           --
                                       =======      =======

At December 31, 1996, the company had approximately $2,648,000 of federal net operating loss carryforwards and $1,798,000 of state net operating loss carryforwards, both of which expire through the year 2011.


NOTE 13 - SEGMENT INFORMATION

Segment information for the company for the years ended December 31, 1996, 1995 and 1994 is as follows (thousands of dollars):

                                          1996          1995          1994
                                        --------      --------      --------
Net sales
     Napco International ............   $ 27,550      $ 24,098      $ 24,834
     Venturian Software .............        848           755           414
     Elimination ....................       --              (8)          (42)
                                        --------      --------      --------
                                        $ 28,398      $ 24,845      $ 25,206
                                        ========      ========      ========
Operating profit (loss)
     Napco International ............   $  1,242      $  1,490      $    651
     Venturian Software .............       (501)          (89)          (96)
     Corporate ......................       (646)         (482)         (409)
                                        --------      --------      --------
                                        $     95      $    919      $    146
                                        ========      ========      ========

Depreciation and amortization
     Napco International ............   $    356      $    359      $    395
     Venturian Software .............         14             6             3
     Corporate ......................        164           169           156
                                        --------      --------      --------
                                        $    534      $    534      $    554
                                        ========      ========      ========


Additions to property and equipment
     Napco International.............   $    294      $    234      $    413
     Venturian Software .............         77             7             5
     Corporate ......................         17            82             8
                                        --------      --------      --------
                                        $    388      $    323      $    426
                                        ========      ========      ========

Assets at year-end
     Napco International ............   $ 10,941      $ 13,752      $ 12,800
     Venturian Software .............        362           290           205
     Corporate ......................      6,750         6,274         6,106
                                        --------      --------      --------
                                        $ 18,053      $ 20,316      $ 19,111
                                        ========      ========      ========


Napco International Inc. manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles. Napco's sales by geographic region for the last three years were as follows (thousands of dollars):



                          Years ended December 31,
                        1996        1995        1994
                      -------     -------     -------
United States
     and Canada ...   $16,461     $14,622     $ 8,754
Europe ............     4,037       5,465       4,378
Far East ..........     4,791       2,583       9,974
Mediterranean and
     Middle East ..     1,051         697         618
Latin America .....       899         731       1,110
Africa ............       311        --          --
                      -------     -------     -------
                      $27,550     $24,098     $24,834
                      =======     =======     =======


During 1996 and 1995, no sales to customers in foreign countries accounted for over 10 percent of Napco's sales. During 1994, sales of $6,789,000 to a customer in one foreign country accounted for over 10 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government which could prevent future sales to foreign nations or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $15,795,000, $14,024,000 and $8,632,000 in 1996, 1995, and 1994 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 1996, 1995 and 1994, sales to one customer in the United States accounted for 32, 38 and 18 percent of Napco sales, respectively. However, historically there has not been a reliance on that one customer.

Venturian Software, Inc. provides high-technology information services in the Upper Midwest as a value-added dealer of Magic(TM) software, providing consulting, training and custom applications development. Venturian Software also distributes Cybercall(TM), a call center solution for the Internet that allows companies to establish virtual call centers through their World Wide Web sites and Multicall(TM), an interactive voice response product that offers a cost-effective solution for CTI (computer telephony integration) technology.





Board of Directors and Stockholders
Venturian Corp.


         We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                          /S/ GRANT THORNTON LLP


Minneapolis, Minnesota
February 12, 1997




VENTURIAN CORP. AND SUBSIDIARIES
Quarterly Financial Data
(Dollars in thousands, except per share data)
(Unaudited)


                                     First Quarter        Second Quarter         Third Quarter       Fourth Quarter
                                    1996      1995       1996       1995(a)     1996     1995(b)    1996       1995(b)
                                    -----     -----      -----      -----      -----      -----     -----      -----

Net sales .....................   $ 6,783   $ 5,818    $ 7,752    $ 5,470    $ 6,820    $ 5,621   $ 7,043    $ 7,936

Gross profit ..................     2,090     1,922      2,025      1,544      2,060      1,719     2,284      2,744

Earnings (loss) from continuing
  operations ..................       272       314        (44)       (32)       (97)        96       (47)       559

Discontinued operations .......      --        (248)      --       (1,520)      --          149      --          524

Net earnings (loss) ...........       272        66        (44)    (1,552)       (97)       245       (47)     1,083

Earnings (loss) per share
  Continuing operations .......   $   .36   $   .42    $  (.06)   $  (.04)   $  (.13)   $   .13   $  (.06)   $   .75
  Discontinued operations .....      --        (.33)      --        (2.03)      --          .20      --          .70

  Net earnings (loss) per share   $   .36   $   .09    $  (.06)   $ (2.07)   $  (.33)   $   .13   $  (.06)   $  1.45

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

  High.........................   $  8.25   $  8.25    $ 14.25    $  9.25    $ 13.25    $  6.50   $ 11.25    $  6.25
  Low..........................      5.00      5.75       6.75       5.50       9.75       4.00      7.25       4.50




VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(Dollars in thousands, except per share data)

                                                 1996       1995        1994        1993        1992
                                                ------     ------      ------      ------      ------
Net sales .................................   $ 28,398   $ 24,845    $ 25,206    $ 23,045    $ 34,010

Earnings (loss) from continuing
  operations before discontinued operations
  and cumulative effect of a change
  in accounting principle .................         84        937         267      (1,462)        765

Discontinued operations ...................       --       (1,095)     (3,235)        304         (84)

Cumulative effect of a change
  in accounting principle .................       --         --          --          (571)       --

Net earnings (loss) .......................         84       (158)     (2,968)     (1,729)        681

PER SHARE DATA

Earnings (loss) from continuing
  operations before discontinued operations
  and cumulative effect of a change
  in accounting principle .................   $    .11   $   1.25    $    .36    $  (1.96)   $   1.02

Discontinued operations ...................       --        (1.46)      (4.33)        .41        (.11)

Cumuative effect of a change
  in accounting principle .................       --         --          --          (.76)       --

Net earnings (loss) .......................        .11       (.21)      (3.97)      (2.31)        .91

Dividends per share .......................       --         --          --           .28         .28
Common stockholders' equity per share .....      13.86      13.76       13.97       17.94       20.53
Year end stock price ......................       8.13       5.00        5.75        7.25        9.75


Stockholders of record at year end ........        537        724         591         724         694


FINANCIAL POSITION

Working capital ...........................   $  6,986   $  7,737    $  8,027    $  9,965    $ 12,032
Current ratio .............................        2.4        2.1         2.4         2.4         3.5
Total assets ..............................     18,053     20,316      19,111      23,243      22,087
Long-term liabilities at year end .........      2,546      2,719       2,805       2,855       1,907
