Form 10-K405, Exhibit 13
period 1997-12-31
VENTURIAN CORP
filed 1998-03-30
CIK 745756

Management's Discussion and Analysis of Results of Operations

         Forward-looking statements contained throughout this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein, certain of which are set forth. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially are the following:

         With respect to Napco International, one of the primary risks relates to its export sales, which could be affected by political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries. Management believes that these risks are reduced by Napco's wide geographic and product diversification. While historically there has not been a reliance on one single customer, sales to one customer in the United States accounted for approximately 23 percent, 32 percent and 38 percent of Napco sales for the years ended December 31, 1997, 1996 and 1995. During 1997, sales to one other customer in the United States accounted for 10 percent of Napco sales. Other factors, such as competition, the potential for labor disputes and interruption in sources of supply also could cause results to differ.

         In October 1997, the company entered into a joint venture agreement with Atio Corporation (PTY) Ltd. (Atio PTY) of South Africa and Atio International Corporation, Inc. (Atio International) whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY (see Note 3 to the Consolidated Financial Statements). As a result of this transaction, Venturian Corp. owns 45 percent, Atio International owns 50 percent and Venturian Software's former president owns 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting. The company's results of operations include all of the results of Atio USA for the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995. The company's results for the fourth quarter of 1997 include 45 percent of Atio USA's results of operations for the three months ended December 31, 1997, which have been reported under the caption "Equity in losses of unconsolidated subsidiary" in the company's Statement of Operations for the year ended December 31, 1997.

         Atio USA is one of many companies offering web-based call center solutions to customers nationwide. Because of the rapid growth in this market as well as the pace of technological improvements and new software development, competition could result in substantial risk. The ability to hire and retain competent personnel within the computer telephony industry also provides an element of risk.

Net Sales

         Consolidated net sales were $27,579,000, $28,398,000 and $24,845,000 for the years ended December 31, 1997, 1996 and 1995.

         Napco sales in 1997 were $26,849,000, a decrease of 3 percent from $27,550,000 in 1996. Sales in 1996 increased 14 percent from sales of $24,098,000 a year earlier. Beginning backlog can be a good indication of Napco sales (see Backlog) and, in 1997, management had expected approximately the same level of sales as in 1996 based on a similar beginning backlog. However, sales under the U.S. Government Simplified Non-Standard Acquisition Process (SNAP) decreased in 1997 due to competition that has increased considerably, contributing to this year's decline in sales. In 1997, sales under the SNAP program were $457,000, down from $2,431,000 and $849,000 in 1996 and 1995.

         Atio USA sales included in results of operations were $730,000 for the nine months ended September 30, 1997 and $848,000 and $755,000 for the years ended December 31, 1996 and 1995. In 1997, approximately 78 percent of Atio USA sales were derived from consulting activities, 21 percent from product sales and 1 percent from training activities. In 1996, approximately 83 percent of Atio USA sales were derived from consulting activities, 15 percent from product sales and 2 percent from training activities. In 1995, approximately 74 percent of Atio USA sales were derived from consulting activities, 23 percent from product sales and 3 percent from training activities.

Cost of Products Sold

         Consolidated cost of products sold was 72 percent, 70 percent and 68 percent of net sales for the years ended December 31, 1997, 1996 and 1995.

         Napco markets a wide variety of defense-related products, with relatively high variation in profit margin from product to product. Nonetheless, cost of products sold has remained relatively stable at approximately 73 percent, 72 percent and 70 percent of Napco sales in 1997, 1996 and 1995.

         Cost of products sold was 11 percent of Atio USA net sales for the nine months ended September 30, 1997. Cost of products sold was 9 percent of net sales in 1996 and 15 percent of net sales in 1995. Atio USA's cost of products sold as a percent of net sales has been low historically because a significant portion of its sales have been derived from consulting activities and the related expenses have been included in operating expenses as administrative expense.

Operating Expenses

         Consolidated operating expenses were $9,783,000 in 1997, up from $8,378,000 in 1996 and $7,010,000 in 1995.

         Napco operating expenses were $6,904,000, $6,446,000 and $5,807,000 for the years ended December 31, 1997, 1996 and 1995.

         In 1997, Napco sales and marketing expenses increased to $3,142,000, including commission expense of $459,000. Sales and marketing expenses were $2,755,000 in 1996, including commission expense of $453,000. In 1995, sales and marketing expenses totaled $2,355,000, including commission expense of $378,000. Commission expense was 1.7 percent of net sales in 1997, and 1.6 percent of net sales in both 1996 and 1995.

         Excluding commission expense, Napco sales and marketing expenses were $2,683,000 in 1997, up 17 percent compared with $2,302,000 a year ago. Sales and marketing expenses were $1,977,000, excluding commission expense, in 1995. In mid-year 1996, several new sales and marketing positions were created as part of an effort to increase sales opportunities. As a result, payroll and related costs were up by approximately $157,000 in 1997 when compared with 1996 and $130,000 in 1996 when compared with 1995. Advertising, travel and Napco's participation in trade shows has also increased in the last two years, contributing to higher expense levels. In addition, Napco incurred approximately $69,000 in 1997 and $100,000 in 1996 for prototype costs in connection with a potential repowering project in the Far East. In 1997, Napco received an $8.2 million order associated with this project, which is expected to be shipped in 1998. Prototype costs are expected to continue through mid-year 1998. Sales and marketing expenses were also up in 1997 due to an increase of approximately $110,000 in contract re-work costs which are not expected to continue in 1998. Excluding commission expense, sales and marketing expenses were approximately 10 percent of net sales in 1997 and approximately 8 percent of net sales in 1996 and 1995.

         Napco administrative expenses were $1,972,000, $2,056,000 and $1,981,000 in 1997, 1996 and 1995. In 1997, administrative costs were lower primarily due to a reduced level of incentive payments due to marginal operating profits for the year. In 1996, administrative expenses were up, in part due to costs associated with the relocation of Napco's office facility late in 1996 and also due to legal expenses incurred to explore business opportunities overseas.

         Napco warehousing expense was $1,790,000 in 1997 and was up approximately 9 percent over 1996 levels. Napco warehousing expense increased to $1,635,000 in 1996, up from $1,471,000 in 1995. In 1997, warehousing expenses increased due to a sub-contract for a separate facility to warehouse, inspect and package material for a $15.9 million U.S. government contract received in 1997 (see Backlog). The increase in warehousing expense in 1996 was primarily due to higher payroll costs related to the 14 percent increase in sales for the year. Warehousing expense was approximately 7 percent of net sales in 1997 and approximately 6 percent of net sales in each of the prior two years.

         Atio USA operating expenses totaled $2,424,000 for the nine months ended September 30, 1997, up substantially over operating expenses of $1,296,000 for the year ended December 31, 1996. Operating expenses were $729,000 for Atio USA for the year ended December 31, 1995. Sales and marketing expenses were $1,107,000 and administrative expenses were $1,317,000 for the first nine months of 1997, compared with sales and marketing expenses of $545,000 and administrative expenses of $751,000 for the year ended December 31, 1996. Sales and marketing expenses were $257,000 and administrative expenses were $472,000 for the year ended December 31, 1995. Expenses increased significantly in 1997 and 1996 as Atio USA increased its focus on computer telephony technology, expanded its management team and increased its sales and marketing efforts to introduce its proprietary product, Cybercall(R).

         Corporate overhead expenses were $455,000, $636,000 and $482,000 for the years ended December 31, 1997, 1996 and 1995. Corporate overhead increased in 1996 primarily due to higher payroll and related costs. Management expects that corporate overhead will increase in 1998 due to the hiring of a new company president at the end of 1997.


Operating Profit (Loss)

         In 1997, the company reported a consolidated operating loss of $1,979,000. In 1996 and 1995, the company reported consolidated operating profits of $81,000 and $919,000.

         Napco generated operating profits of $251,000, $1,242,000 and $1,490,000 for the years ended December 31, 1997, 1996 and 1995. Operating profits decreased in 1997 due to a 3 percent decrease in sales, and also due to an increase in operating expenses which were incurred in connection with orders that, while booked in 1997, will primarily contribute to higher sales in 1998. Operating expenses also increased due to efforts to increase sales in the longer-term. While sales increased 14 percent in 1996, higher cost of products sold and operating expenses led to a decline in the level of operating profit.

         Atio USA generated operating losses of $1,775,000 for the nine months ended September 30, 1997. For the years ended December 31, 1996 and 1995, Atio USA reported operating losses of $525,000 and $89,000. Increasing losses in 1997 and 1996 were attributable to costs and expenses associated with the introduction of Cybercall(R).

Other Income (Expense)

         Rental income, net of expenses, was $465,000, $428,000 and $456,000 in 1997, 1996 and 1995, and was derived from rental real estate owned by the company (see Note 5 to the Consolidated Financial Statements).

         Interest expense increased to $512,000 in 1997 as a result of the refinancing of the company's rental real estate and due to increased borrowings against the company's line of credit to fund operations. Interest expense decreased to $371,000 in 1996 from $428,000 in 1995 which resulted from the repayment of insurance policy loans in early 1996. Interest expense also includes interest related to the company's deferred compensation plan (see Note 8 to the Consolidated Financial Statements).

Income Tax Expense

         The company had no income tax expense or benefit for the years ended December 31, 1997 and 1996. The company recorded income tax expense of $199,000 for the year ended December 31, 1995 relating to continuing operations. This tax expense was fully offset by a tax benefit relating to discontinued operations.

         The company did not record a net tax benefit for 1997 and 1995 because the company was unable to carry back losses generated during those years, nor is it more likely than not that net deferred tax assets will be realized in future years. In 1996, prior net operating loss carryforwards were utilized to offset tax expense for the year. At December 31, 1997, the company had approximately $2,500,000 of net operating loss carryforwards which expire through the year 2012.


Equity in Losses of Unconsolidated Subsidiary

         In October 1997, the company entered into a joint venture agreement with Atio PTY of South Africa and Atio International whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY. Venturian Software issued 2,000,000 shares of its common stock to Atio International in exchange for $3,500,000 and a royalty-free license with respect to Atio International's AtioCall products. As a result of this transaction, the company owns 45 percent, Atio International owns 50 percent and Venturian Software's former president owns 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting. The company recorded $644,000 of equity in losses of unconsolidated subsidiary for its 45 percent share of Atio USA's losses for the three months ended December 31, 1997.

Discontinued Operations

         On July 31, 1995, the company discontinued operations of its PC Express subsidiary due to continued losses. PC Express ceased operations effective as of that date and management proceeded with an orderly liquidation of the subsidiary. Net losses from operations of PC Express were $1,851,000, net of an income tax benefit of $336,000, for the seven months ended July 31, 1995, on sales of $12,202,000. The 1995 loss included a $1,012,000 write-off of goodwill and non-compete agreements. As of December 31, 1995, management had substantially completed the liquidation. Based upon the results of the liquidation, there were insufficient assets to satisfy the remaining obligations of the subsidiary. Accordingly, the remaining net liabilities of $756,000, net of income tax expense of $137,000, were written off in 1995.

Backlog

         Napco's order backlog totaled $36,687,000 at December 31, 1997, up substantially over backlog levels at the end of each of the prior two years. The order backlog was $15,861,000 and $16,300,000 at December 31, 1996 and 1995. The year-end 1997 backlog increased due to two significant orders booked during the year - a $15.9 million order for 659 upgrade kits for M113 armored personnel carriers for the U.S. Tank-Automotive Armaments Command (TACOM), and an $8.2 million contract for a foreign government for repowering kits for M41 light tanks. Napco shipped 60 kits for the TACOM order in December 1997 and expects to ship substantially all of the remaining kits during 1998, with any balance to be shipped during the first quarter of 1999. Shipments of the repowering kits will be made primarily during the second and third quarters of 1998. Management expects that nearly all of the balance of its backlog will be filled during 1998.

Management's Discussion and Analysis of Financial Condition

         The company's current ratio was 1.6 to one at December 31, 1997, compared with 2.2 to one at the end of 1996. Long-term debt at December 31, 1997 totaled $3,954,000 and was approximately 17 percent of total assets at the end of the year, compared with $1,059,000, or approximately 6 percent of total assets, last year. Cash and cash equivalents at December 31, 1997 decreased to $473,000, from $1,011,000 last year.

         In September 1997, the company refinanced debt related to its rental real estate. The new note payable of $3,375,000 is payable in monthly installments, including interest of 8.53 percent per annum, through October 2007, with the remaining balance due at that time. In addition to the monthly installments of principal and interest, the company is also required to escrow amounts for the payment of property taxes and certain other operating expenses.

         Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that up to $1,000,000 of certain letters of credit be collateralized 100 percent with a restricted cash balance. The agreement also provides for cash or letter of credit advances up to $3,000,000, collateralized by the cash surrender value of certain of the company's life insurance policies. Letters of credit may be issued for up to $1,000,000 against this line, with the balance available for cash advances.

         In December 1997, the line of credit was amended to provide for additional working capital advances of up to $3,000,000 through April 30, 1998, collateralized by accounts receivable, inventory, equipment and other property. The bank has also agreed to provide an additional $2,000,000 in special letter of credit advances, as defined in the agreement, through February 28, 1999.

         Advances on the $4,000,000 line of credit bear interest at the bank's base rate and advances on the other lines of credit bear interest at the bank's base rate plus 3/4 percent. At December 31, 1997, approximately $5,967,000 was available for cash and letter of credit advances pursuant to the agreement, as amended. As of December 31, 1997, $2,200,000 in cash advances were outstanding against the line of credit at an effective rate of 8.5 percent and approximately $833,000 in letter of credit advances were outstanding. There were no cash advances outstanding against this line of credit at December 31, 1996.

         Napco has additional lines of credit available for international transactions on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions which were collateralized by a restricted cash balance totaled $91,000 and $65,000 as of December 31, 1997 and 1996.

As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting, and the company will continue to report its 45 percent share of Atio USA's results of operations. Proceeds from the joint venture agreement will be used to fund the future operations of Atio USA. However, Atio USA will need additional working capital to fund its future operations. Atio USA is exploring various financing opportunities and is expected to make future capital calls which the company may elect to meet pursuant to the capital call provisions of a shareholders agreement entered into in connection with the joint venture agreement. Should the company elect not to provide additional funding to Atio USA in response to these capital call requirements, its ownership percentage could be diluted based upon capital contributions made by other parties. Management has not determined whether it will fund further capital requirements of Atio USA. There can be no assurance that Atio USA will be able to secure the necessary working capital through external financing or capital calls.

         Management believes that the company's present cash reserves and available credit should be sufficient to fund its operations and to collateralize all international transactions. In addition, management has been successful in obtaining insurance bonds with no collateral requirements for certain of its international transactions rather than utilizing its traditional bank lines of credit. The company has additional sources of funds in the form of borrowings against life insurance policies or other non-current assets.

         Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 1997.

         The company does not expect Year 2000 computer issues to significantly affect its operations. The company is reviewing internally developed programs for compliance and is contacting external software vendors and other suppliers regarding compliance. The company has not yet made an estimate of the costs involved, but does not expect such costs to be material.

Shareholder Information

         The company paid no dividends in 1997, pursuant to a determination by the Board of Directors that presently available funds should be used to provide working capital.

         The company's common stock is traded on the Nasdaq Stock Market's National Market. In February 1998, Nasdaq notified the company that it was not in compliance with Nasdaq's new public float requirement which became effective on February 23, 1998. Nasdaq requires a minimum of 750,000 shares not held directly or indirectly by any officer or director and any other person who is the beneficial owner of more than 10 percent of the total shares outstanding. Subsequent to Nasdaq's notification, the company's Board of Directors declared a three-for-two stock split in order to meet the public float requirement. The record date for the stock split is April 15, 1998 and is payable on or about April 30, 1998.

Nasdaq also requires a minimum value of $5,000,000 for the company's public float. As of March 20, 1998 the company met this requirement, however, future changes in market prices and other factors could cause the company not to be in compliance with this requirement. Should this occur, the company would request an extension of time to remedy this deficiency. If the company were unable to receive an extension or could not remedy the deficiency, the company's common stock could be delisted from the National Market and the company would seek inclusion on the Nasdaq SmallCap Market. The company believes it meets, and will continue to meet, the inclusion standards for the Nasdaq SmallCap Market. The company does not believe that listing on the SmallCap Market would have an adverse effect on the price and liquidity of the company's common stock.



VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

                                                                                   Year ended December 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
Net sales                                                                     $  27,579    $  28,398    $  24,845

Cost of products sold                                                            19,775       19,939       16,916
                                                                              ---------    ---------    ---------
  Gross profit                                                                    7,804        8,459        7,929

Operating expenses
  Sales and marketing                                                             4,249        3,300        2,612
  Administrative                                                                  3,744        3,443        2,927
  Warehousing                                                                     1,790        1,635        1,471
                                                                              ---------    ---------    ---------
    Total operating expenses                                                      9,783        8,378        7,010
                                                                              ---------    ---------    ---------

Operating profit (loss)                                                          (1,979)          81          919

Other income (expense)
  Investment income                                                                  22           42          114
  Rental income, net of expenses                                                    465          428          456
  Gain (loss) on sale of property and equipment                                     306          (97)          64
  Interest expense                                                                 (512)        (371)        (428)
  Other                                                                              17            1           11
                                                                              ---------    ---------    ---------
                                                                                    298            3          217
                                                                              ---------    ---------    ---------

Earnings (loss) from continuing operations before income taxes,
  equity in losses of unconsolidated subsidiary and discontinued operations      (1,681)          84        1,136

Income taxes                                                                         --           --          199
                                                                              ---------    ---------    ---------

Earnings (loss) from continuing operations before equity in losses
  of unconsolidated subsidiary and discontinued operations                       (1,681)          84          937

Equity in losses of unconsolidated subsidiary                                      (644)          --           --
                                                                              ---------    ---------    ---------

Earnings (loss) before discontinued operations                                   (2,325)          84          937

Discontinued operations
  Loss from discontinued operations, net of income tax benefit                       --           --       (1,851)
  Write-off of net liabilities of PC Express, net of income tax expense              --           --          756
                                                                              ---------    ---------    ---------
                                                                                     --           --       (1,095)
                                                                              ---------    ---------    ---------

NET EARNINGS (LOSS)                                                           $  (2,325)   $      84    $    (158)
                                                                              =========    =========    =========

Net earnings (loss) per share - Basic
 Continuing operations                                                        $   (3.09)   $     .11    $    1.25
 Discontinued operations                                                             --           --        (1.46)
                                                                              ---------    ---------    ---------
 NET EARNINGS (LOSS) PER SHARE                                                $   (3.09)   $     .11    $    (.21)
                                                                              =========    =========    =========

Net earnings (loss) per share - Diluted
 Continuing operations                                                        $   (3.09)   $     .11    $    1.25
 Discontinued operations                                                             --           --        (1.46)
                                                                              ---------    ---------    ---------
 NET EARNINGS (LOSS) PER SHARE                                                $   (3.09)   $     .11    $    (.21)
                                                                              =========    =========    =========

Weighted average shares outstanding
 Basic                                                                          751,864      748,712      747,789
 Diluted                                                                        751,864      786,772      747,948




The accompanying notes are an integral part of these statements.

                        VENTURIAN CORP. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                (In thousands, except share and per share data)

                                                              December 31,
                                                            1997        1996
                                                          --------    --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                               $    473    $  1,011
  Accounts receivable, less allowance
    for doubtful accounts of $195 in
    1997 and $196 in 1996                                    6,809       4,254
  Inventories                                                5,421       3,668
  Restricted cash                                               91          65
  Prepaid expenses and other                                   451         208
                                                          --------    --------

    Total current assets                                    13,245       9,206

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements                                 1,916       1,741
  Equipment                                                  5,391       5,429
                                                          --------    --------
                                                             7,307       7,170
  Less accumulated depreciation and amortization             5,331       5,690
                                                          --------    --------
                                                             1,976       1,480
  Land                                                         230         314
                                                          --------    --------
                                                             2,206       1,794

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $220 in 1997                      3,884       3,786
  Rental real estate, net of accumulated
    depreciation of $422 in 1997 and $277 in 1996            2,943       2,898
  Investment in unconsolidated subsidiary                    1,040          --
  Other                                                        570         369
                                                          --------    --------
                                                             8,437       7,053
                                                          --------    --------

                                                          $ 23,888    $ 18,053
                                                          ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft                                          $    675    $    409
  Note payable to bank                                       2,200          --
  Current maturities of long-term debt                         193         227
  Accounts payable                                           3,346       1,981
  Advances from customers                                      482         237
  Accrued liabilities
    Payroll and related benefits                               331         507
    Other                                                    1,067         861
                                                          --------    --------

    Total current liabilities                                8,294       4,222

LONG-TERM DEBT, LESS CURRENT MATURITIES                      3,954       1,059

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS            2,279       2,383

COMMITMENTS AND CONTINGENCIES                                   --          --

SHAREHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 753,289 in 1997 and 749,789 in 1996          753         750
  Additional contributed capital                            15,970      14,676
  Accumulated deficit                                       (7,362)     (5,037)
                                                          --------    --------
                                                             9,361      10,389
                                                          --------    --------

                                                          $ 23,888    $ 18,053
                                                          ========    ========


The accompanying notes are an integral part of these statements.

                        VENTURIAN CORP. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                                                     Years ended December 31,
                                                                                 -----------------------------
                                                                                  1997       1996       1995
                                                                                 -------    -------    -------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings (loss)                                                          $(2,325)   $    84    $  (158)
    Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
        Depreciation and amortization                                                536        534        534
        Loss (gain) on sale of property and equipment                               (306)        97        (64)
        Issuance of common stock for services                                         25         17         --
        Equity in losses of unconsolidated subsidiary                                644         --         --
        Discontinued operations                                                       --         --        923
        Change in assets and liabilities, net of effect of change in ownership of subsidiary in 1997:
            Accounts receivable                                                   (2,712)     2,412     (3,068)
            Inventories                                                           (1,753)       309        427
            Restricted cash                                                          (26)       593      1,445
            Prepaid expenses and other                                              (268)        35         36
            Other                                                                   (319)        51        (59)
            Bank overdraft                                                           266         14         78
            Accounts payable                                                       1,380     (1,262)     1,397
            Advances from customers                                                  254       (163)        (7)
            Accrued liabilities                                                      292       (241)       364
            Deferred compensation and
              postretirement benefits                                                245        235        258
            Payments on deferred compensation
              and postretirement benefits                                           (349)      (300)      (293)
                                                                                 -------    -------    -------
        Total adjustments                                                         (2,091)     2,331      1,971
                                                                                 -------    -------    -------

  Net cash provided by (used in) operating activities                             (4,416)     2,415      1,813

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                              (1,126)      (388)      (323)
  Improvements to rental real estate                                                (206)      (721)       (62)
  Purchase of other assets                                                          (318)      (315)      (286)
  Proceeds from the sale of property and equipment                                   490        193        102
  Net advances on note receivable from unconsolidated subsidiary                    (308)        --         --
  Other                                                                               60         14         14
                                                                                 -------    -------    -------

  Net cash used in investing activities                                           (1,408)    (1,217)      (555)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from line of credit                                                     8,550         --         --
  Payments on line of credit                                                      (6,350)        --         --
  Proceeds from long-term debt                                                     4,031        115        213
  Payments on long-term debt                                                      (1,170)      (462)      (355)
  Proceeds from life insurance loans                                                 220         --        119
  Payments on life insurance loans                                                    --       (750)        --
  Proceeds from issuance of common stock                                               5         --         --
  Discontinued operations, net                                                        --         --     (1,150)
                                                                                 -------    -------    -------

  Net cash provided by (used in) financing activities                              5,286     (1,097)    (1,173)
                                                                                 -------    -------    -------

Net increase (decrease) in cash and cash equivalents                                (538)       101         85
Beginning cash and cash equivalents                                                1,011        910        825
                                                                                 -------    -------    -------

Ending cash and cash equivalents                                                 $   473    $ 1,011    $   910
                                                                                 =======    =======    =======


The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 1997, 1996 and 1995
(In thousands)


                                                  ADDITIONAL
                                        COMMON    CONTRIBUTED  ACCUMULATED
                                        STOCK       CAPITAL       DEFICIT         TOTAL
                                         ----       -------       -------        --------
Balance at January 1, 1995               $748       $14,661       $(4,963)       $ 10,446

  Net loss for 1995                        --            --          (158)           (158)
                                         ----       -------       -------        --------

Balance at December 31, 1995              748        14,661        (5,121)         10,288

  Issuance of common stock                  2            15            --              17
  Net earnings for 1996                    --            --            84              84
                                         ----       -------       -------        --------

Balance at December 31, 1996              750        14,676        (5,037)         10,389

  Effect of equity transactions of
    unconsolidated subsidiary              --         1,267            --           1,267
  Issuance of common stock                  3            27            --              30
  Net loss for 1997                        --            --        (2,325)         (2,325)
                                         ----       -------       -------        --------

Balance at December 31, 1997             $753       $15,970       $(7,362)       $  9,361
                                         ====       =======       =======        ========



The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco) and Napco International Foreign Sales Corporation, Napco's majority-owned subsidiary, International Precision Machining, Inc., Venturian's 45 percent-owned subsidiary, Atio Corporation USA, Inc. (Atio USA, see Note 3), and the accounts of Venturian's wholly-owned subsidiary, PC Express, Inc., which have been reflected as discontinued operations (see Note 4), (collectively, the "company"). Significant intercompany accounts and transactions have been eliminated in consolidation.


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

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The company considers its investments with an original maturity of three months or less to be cash equivalents. The company invests excess funds in reverse repurchase agreements for U.S. government securities. There were no U.S. government securities repurchased under agreements to resell at December 31, 1997. At December 31, 1996, the company had purchased $300,000 of U.S. government securities under agreements to resell. Generally, the maturity date of the company's reverse repurchase agreements is the next day of business. Due to the short-term nature of the agreements, the company does not take possession of the securities, which are instead held at the bank from which it purchases the securities. The carrying value of the agreements approximates fair market value because of the short maturity of the investments, and the company believes that it is not exposed to any significant risk on its investments in reverse repurchase agreements. Exclusive of the reverse repurchase agreements, substantially all the cash and cash equivalents were held at one financial institution in Minnesota at December 31, 1997 and 1996.

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (in thousands):

                                                 Years ended December 31,
                                                 ------------------------
                                                1997      1996      1995
                                                ----      ----      ----
Cash paid during the year for:
     Interest..............................     $288      $226      $188
     Income taxes...............................   3        21        12


As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting (see Note 3). The following reflects the effect of a change in ownership of Atio USA (in thousands):

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

     Note receivable from unconsolidated subsidiary.........   $  2,866
     Other current assets...................................       (282)
     Equipment, net.........................................       (200)
     Investment in unconsolidated subsidiary................     (2,671)
     Other current liabilities..............................        287

During the fourth quarter of 1997, the company made a capital contribution to Atio USA of $3,088,000, through the forgiveness of amounts due to the company.

During the fourth quarter of 1997, the company recorded increases of $1,267,000 to its additional contributed capital and to its investment in Atio USA due to the effect of equity transactions of Atio USA.

During 1996, based upon a revised cost for environmental remediation of its rental real estate, the company recorded a reduction of $300,000 in the liability for environmental remediation and carrying value of the property.

Accounts receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

The company has granted credit to two customers whose accounts receivable balances as of December 31, 1997 and 1996 were approximately $3,223,000 and $733,000. In addition, the company has granted credit to customers in the Far East whose accounts receivable balances as of December 31, 1997 and 1996 were approximately $1,060,000 and $743,000.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $1,978,000 and $1,908,000 at December 31, 1997 and 1996, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four-year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate.

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

     Buildings and improvements..............................        17-40 years
     Equipment.................................................       3-15 years


Employee Stock Options - The company's employee stock option plans are accounted for under the intrinsic value method.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

Warranties - The company records a warranty accrual at the time of sale for estimated claims based on actual claims experience. The warranty for Napco's products generally is for defects in material and workmanship for a period of one year.

Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. During 1997 and 1996, Napco also entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to such sales. Gains and losses on transactions in foreign currency and forward exchange contracts are included in results of operations. At December 31, 1997, the company had a foreign exchange contract maturing in January 1998 for the delivery of 20,893,000 Spanish pesetas and accounts receivable from a foreign customer totaling 4,431,000 Spanish pesetas. The fair value of these amounts were $137,000 and $29,000 at December 31, 1997. At December 31, 1996, the company had a foreign exchange contract maturing in February 1997 for the delivery of 20,893,000 Spanish pesetas and accounts receivable from a foreign customer totaling 5,414,000 Spanish pesetas. The fair value of these amounts were $161,000 and $42,000 at December 31, 1996.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Net Earnings (Loss) Per Share - On December 31, 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." As required by SFAS No. 128, all current and prior year net earnings
(loss) per share data have been restated to conform to the provisions of SFAS No. 128.

The company's basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. The company's diluted net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive.

For the years ended December 31, 1996 and 1995, 38,060 and 159 shares of common stock equivalents were included in the computation of diluted net earnings
(loss) per share. Options to purchase 119,875, 29,500 and 54,830 shares of common stock with a weighted average exercise price of $6.91, $8.10, and $8.71 were outstanding during the years ended December 31, 1997, 1996 and 1995, but were not included in the computation of diluted net earnings (loss) per share because to do so would have been anti-dilutive.

New Accounting Pronouncements - The Financial Accounting Standards Board (FASB) has issued SFAS No. 130, "Reporting Comprehensive Income," which requires the company to display an amount representing total comprehensive income, as defined by the statement, as part of the company's basic financial statements. Additionally, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires the company to disclose financial and other information about its business segments, their products and services, geographic areas, sales, profits, assets and other information. These statements are effective for financial statements for periods beginning after December 15, 1997. The adoption of these statements is not expected to have a material effect on the consolidated financial statements of the company.

Reclassifications - Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


NOTE 3 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Atio USA, formerly Venturian Software Enterprises, Inc. (Venturian Software), provides customer contact automation software under the trade name Cybercall(R).

Prior to October 1997, Venturian Software was a 90 percent owned subsidiary of Venturian Corp. and prior to December 1996 was an 80 percent owned subsidiary of Venturian Corp. Effective October 1, 1997, Venturian Corp. entered into a joint venture agreement with Venturian Software, Atio Corporation (PTY) Ltd. (Atio
PTY) of South Africa, Atio Corporation International, Inc. (Atio International) and Venturian Software's minority shareholder and president, Ilan Sharon (Sharon), whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY.

Pursuant to the terms of the joint venture agreement, Venturian Software issued 2,000,000 shares of its common stock to Atio International in exchange for $3,500,000 to be paid in installments and a royalty-free license with respect to Atio International's AtioCall products. As a result of this transaction, Venturian Corp. owns 45 percent, Atio International owns 50 percent and Venturian Software's former president owns 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting. Venturian Corp.'s results of operations include all of the results of Atio USA for the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995 (see Note 14). Venturian Corp. recorded $644,000 of equity in losses of unconsolidated subsidiary for its 45 percent share of Atio USA's losses for the three months ended December 31, 1997.

Venturian Corp. also entered into a shareholders agreement in connection with the joint venture agreement which, among other things, sets forth certain matters with respect to the governance of Atio USA and various terms in connection with additional capital call requirements. The principal terms of the shareholders agreement shall terminate immediately if a registration statement filed by Atio USA in connection with the sale of its common shares is declared effective by the Securities and Exchange Commission and the sale of common shares is consummated.

The joint venture agreement provides for the $3,500,000 to be paid in various installment payments with the final payment due in August 1998. Proceeds from the joint venture agreement will be used to fund the future operations of Atio USA. However, Atio USA will need additional working capital to fund its future operations. Atio USA is expected to make future capital calls which Venturian Corp. may elect to meet pursuant to the capital call provisions of the shareholders agreement. Should Venturian Corp. elect not to provide additional funding to Atio USA in response to these capital call requirements, its ownership percentage could be diluted based upon capital contributions made by other parties. Management has not determined whether it will fund further capital requirements of Atio USA.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


The following is summarized financial information of Atio USA as of December 31, 1997 and for the three months then ended (in thousands):

            Current assets........................................ $  450
            Noncurrent assets.....................................    228
            Current liabilities...................................    446
            Non-current liabilities...............................    500
            Shareholders' deficit.................................   (268)
            Revenues (unaudited)..................................    154
            Net loss (unaudited).................................. (1,447)

At December 31, 1997, Atio USA had options outstanding to purchase 171,250 shares of its common stock at a weighted average exercise price of $1.12. Assuming the exercise of all of these options,Venturian Corp.'s ownership would be reduced to approximately 43 percent.

Venturian Corp. has made advances to Atio USA for working capital needs pursuant to a promissory note. Advances to Atio USA are due upon demand and are secured by all of its receivables and equipment. Atio USA was charged interest at the prime rate (effective rate of 8.5 percent at December 31, 1997) on advances made during 1997. Interest income of approximately $6,000 was recorded by Venturian Corp. under this arrangement for the three months ended December 31, 1997. In connection with the joint venture agreement, during the fourth quarter of 1997 Venturian Corp. made a capital contribution of $3,088,000 through the forgiveness of amounts due to Venturian Corp. from Atio USA. At December 31, 1997, Venturian Corp. has a note receivable of $86,000 from Atio USA.


NOTE 4 - DISCONTINUED OPERATIONS

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


NOTE 5 - RENTAL REAL ESTATE

The company's rental real estate consists of a 386,000 square foot multi-tenant building with twenty-seven tenants presently occupying space. Minimum rental commitments receivable in future years under non-cancelable long-term leases are $1,106,000 in 1998, $726,000 in 1999, $521,000 in 2000, and $240,000 in 2001 and
2002.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


In 1996, the MPCA granted approval of the Phase II Investigation and Review of Remedial Alternatives Report and the Response Action Plan and Remedial Design Report submitted by a consultant retained by the company in connection with the environmental remediation of the property. Remediation recommended by the consultant at the property commenced in 1996 and was completed in 1997 with the exception of a groundwater monitoring program which began in December 1996. An agreement in principle was reached with the MPCA in early 1998 to issue a Certificate of Completion by mid-April 1998 for the property. The Certificate will likely include a Voluntary Response Action Agreement to continue the groundwater monitoring program. The company has recorded liabilities of $59,000 and $128,000 as of December 31, 1997 and 1996 for remaining expected costs to remediate.

Based upon an independent appraisal of the expected value of the property once remediation has been completed, management believes the property's current carrying value of $2,943,000 is recoverable.


NOTE 6 - LINES OF CREDIT

Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement requires that up to $1,000,000 of certain letters of credit be collateralized 100 percent with a restricted cash balance. The agreement also provides for cash or letter of credit advances up to $3,000,000, collateralized by the cash surrender value of certain of the company's life insurance policies. Letters of credit may be issued for up to $1,000,000 against this line, with the balance available for cash advances.

In December 1997, the line of credit was amended to provide for additional working capital advances of up to $3,000,000 through April 30, 1998, collateralized by accounts receivable, inventory, equipment and other property. The bank has also agreed to provide an additional $2,000,000 in special letter of credit advances, as defined in the agreement, through February 28, 1999.

Advances on the $4,000,000 line of credit bear interest at the bank's base rate and advances on the other lines of credit bear interest at the bank's base rate plus 3/4 percent. At December 31, 1997, approximately $5,967,000 was available for cash and letter of credit advances pursuant to the agreement, as amended. As of December 31, 1997, $2,200,000 in cash advances were outstanding against the line of credit at an effective rate of 8.5 percent and approximately $833,000 in letter of credit advances were outstanding. There were no cash advances outstanding against this line of credit at December 31, 1996.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions which were collateralized by a restricted cash balance totaled $91,000 and $65,000 as of December 31, 1997 and 1996.


NOTE 7 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (in thousands):

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

                                                        1997             1996
                                                       ------           ------

Rental real estate mortgage (a)................        $3,372           $1,005

Obligation to U.S. government (b)..............            45               90

Mortgage payable (c)...........................           256                -

Other (d)......................................           474              191
                                                       ------           ------
                                                        4,147            1,286

Less current maturities........................           193              227
                                                       ------           ------

                                                       $3,954           $1,059
                                                       ======            =====


(a) The mortgage outstanding at December 31, 1996 was refinanced. The current obligation is collateralized by rental real estate (see Note 5) and is due in monthly installments, including interest at 8.53 percent per annum, through October 2007, with the remaining balance due at that time. In addition to the monthly installments of principal and interest, the company is also required to escrow amounts for the payment of property taxes and certain other operating expenses.

(b) The obligation is payable to the U.S. government pursuant to the terms of a settlement agreement reached in February 1994 and is collateralized by real estate. Payments are due in annual installments of $45,000 through 1998, plus interest at the 52-week United States Treasury bill auction rate, adjusted annually (weighted average effective rate of 5.36 percent and 4.64 percent during 1997 and 1996 and 5.36 percent and 4.64 percent at December 31, 1997 and
1996).

(c) The mortgage is collateralized by certain property and is payable in monthly installments, including interest at the rate of 9.0 percent per annum, through December 2013.

(d) These obligations are collateralized by certain equipment and are payable in monthly installments, including interest at rates ranging from 2 to 2.5 percent over the prime rate.

Aggregate future maturities of long-term debt are $193,000 in 1998, $155,000 in 1999, $132,000 in 2000, $137,000 in 2001, $86,000 in 2002 and $3,444,000
thereafter.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value at December 31, 1997 and 1996.


NOTE 8 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. The company had recorded $1,708,000 and $1,816,000 at December 31, 1997 and 1996 for its
liability related to these agreements. There was no

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

deferred compensation expense in 1997, 1996 and 1995. Interest expense related to the deferred compensation agreements was $205,000, $212,000 and $217,000 for the years ended December 31, 1997, 1996 and 1995.


NOTE 9 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. At December 31, 1997 and 1996, the company had recorded $571,000 and $567,000 for the accumulated postretirement benefit obligation under this plan.

Net interest cost on the accumulated postretirement benefit obligation was $32,000, $39,000 and $40,000 for the years ended December 31, 1997, 1996 and
1995.

For measurement purposes, a 5 percent annual rate of increase in the per capita cost of covered medical benefits was assumed for 1998, decreasing to 4 percent in 1999 and thereafter. A 4 percent annual rate of increase in the per capita cost of covered dental benefits was assumed for all years. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $32,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7 percent.


NOTE 10 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans, that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 1997, 1996 or 1995.

Benefits under the defined benefit pension plan are provided pursuant to the terms of a collective bargaining agreement covering approximately one-third of the company's employees. The agreement expires in August 1998. Benefits under the plan are based on years of service. Net pension expense includes the following components (in thousands):

                                                    Years ended December 31,
                                                    ------------------------
                                                   1997       1996      1995
                                                  -----      -----      ----
Service cost - benefits
  earned during the year ....................     $  11      $  14      $ 11
Interest cost on projected
  benefit obligation ........................        57         57        55
Actual return on plan assets ................      (101)      (180)      (71)
Net amortization and deferral ...............        37        127        17
                                                  -----      -----      ----

Net pension expense .........................     $   4      $  18      $ 12
                                                  =====      =====      ====

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


Assumptions used in the accounting were:
  Discount rate .............................         7%         7%        7%
  Expected long-term
    return on assets ........................       7.5%       7.5%      7.5%
  Increase in compensation level ............       N/A        N/A       N/A



The following sets forth the plan's funded status and amounts recognized in the consolidated balance sheet as of December 31 (in thousands):

                                                       1997       1996
                                                       -----      -----
Accumulated benefit obligation,
  including vested benefits of $825 and
  $848 at December 31, 1997 and 1996 .............     $ 834      $ 864
                                                       =====      =====

Plan assets at fair value, invested
  in fixed income securities .....................     $ 907      $ 898
Projected benefit obligations for
  participants' service rendered to date .........       834        864
                                                       -----      -----

Difference .......................................        73         34

Unrecognized prior service cost ..................       120        127

Unrecognized net gain ............................      (197)      (157)

Unrecognized net transition asset ................       (56)       (61)
                                                       -----      -----

Pension liability recognized in
  the consolidated balance sheet .................     $ (60)     $ (57)
                                                       =====      =====


The company's funding policy for the defined benefit plan has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plan with assets sufficient to meet the benefit payment requirements.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $406,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

The company owns rental real estate that contains industrial contaminants which are being remediated (see Note 5).

The company is involved in an environmental investigation related to its former office headquarters location. Management has retained a consultant to determine what, if any, remedial action is required at this site. Based upon a 1993 study, the consultant has recommended that no

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


further investigation or remediation at the site is needed. This recommendation is subject to the approval of the Minnesota Pollution Control Property Transfer Unit. Management believes that the ultimate liability to be incurred as a result of this investigation, if any, will not have a material adverse effect on the company's financial position or results of operations.

The company has guaranteed certain office lease commitments of Atio USA totaling $255,000 as of December 31, 1997.


NOTE 12 - EMPLOYEE STOCK PLANS

The company has a stock option plan that provides participating employees the right to purchase common stock of the company through incentive and non-qualified stock options. Shares available for grant under this stock option plan expired in 1994. At December 31, 1997, options to purchase 33,000 shares were outstanding, all of which were exercisable.

In 1995, the company adopted and the shareholders approved a new stock option plan which provides for the granting of options to purchase shares of the company's common stock. In May 1996, the shareholders approved an amendment to the plan to allow for an aggregate of 250,000 shares of the company's stock to be granted under the plan. At December 31, 1997, 150,300 shares were available for grant under this plan and options to purchase 98,700 shares were outstanding, of which 51,800 were exercisable.

Under both plans, incentive stock options may not be granted at a purchase price less than the fair market value of the common shares on the date of the grant (or, for an option granted to a person holding more than 10 percent of the company's voting stock, at less than 110 percent of fair market value). The term of each option under both plans is fixed at the date of grant and may not exceed ten years from the date the option is granted (except that an incentive stock option granted to a person holding more than 10 percent of the company's voting stock may be exercisable only for five years). Options may be made exercisable in whole or in installments. No options have been granted to a person holding more than 10 percent of the company's voting stock in the last three years. No compensation expense has been recorded by the company in the previous three years.

A summary of the company's stock option transactions is as follows:

                                                                   Years ended December 31,
                                             ---------------------------------------------------------------------
                                                    1997                     1996                     1995
                                             ------------------       ------------------       -------------------
                                                        Weighted                 Weighted                Weighted
                                                        Average                   Average                 Average
                                                        Exercise                 Exercise                Exercise
                                            Shares       Price        Shares       Price      Shares       Price
                                            ------       -----        ------       -----      ------       -----
Outstanding at beginning of year...........124,150     $  6.75        51,000     $  8.36      63,620      $  8.80
Granted.....................................31,000        9.77       125,000        6.27          -           -
Exercised...................................(1,000)       5.75          -            -            -           -
Forfeited..................................(12,450)       6.72       (45,850)       7.08      (8,500)        8.44
Expirations................................(10,000)       9.08        (6,000)       7.77      (4,120)       15.00
                                           -------                  --------                 -------

Outstanding at end of year.................131,700     $  7.30       124,150     $  6.75      51,000      $  8.36
                                           =======                  ========                  ======
Options exercisable at end of year......... 84,800     $  7.19        73,250     $  7.49      49,000      $  8.30
                                          ========                  ========                  ======

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


Weighted-average fair value of options
   granted during the year                               $  6.81                  $ 3.44                    N/A



The following information applies to stock options that are outstanding at December 31, 1997:


                                   Options Outstanding                            Options Exercisable
                                   -------------------                            -------------------
                                       Weighted
                                        Average                Weighted                          Weighted
    Range of        Number             Remaining           Average Exercise        Number    Average Exercise
Exercise Prices   Outstanding       Contractual Life             Price          Exercisable        Price
---------------   -----------       ----------------            ------          -----------        -----
 $5.00 to $ 5.75    67,700               8 years                 $5.69            41,600           $5.71
 $8.00 to $10.25    64,000               6 years                  8.99            43,200            8.62
                   -------                                                        ------
                   131,700                                                        84,800
                   =======                                                        ======


The company's pro forma net earnings (loss) and net earnings (loss) per share for 1997 and 1996, had the fair value based method been used, are set forth below. These effects may not be representative of the future effects of applying this method.

(In thousands, except per share data)
                                                           1997          1996
                                                           ----          ----
   Net earnings (loss)            As reported..........  $(2,325)       $   84
                                  Pro forma............   (2,475)          (11)

   Net earnings (loss) per
     share - basic and diluted    As reported..........  $ (3.09)       $  .11
                                  Pro forma............    (3.29)         (.02)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used in 1997 and 1996: zero dividend yield; expected volatility of
67.00 and 64.68 percent; risk-free interest rates of 5.98 and 5.66 percent; and an expected life of seven and five years.

The company has a Key Employee Stock Purchase Plan for its officers and key employees under which the company provides loans for the employees to purchase shares of Venturian Corp. common stock on the open market. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value per share since the date of purchase. The company has also agreed to purchase the covered shares at the book value per share at the normal retirement age of the plan participant. The plan authorizes the purchase of 100,000 shares of common stock. Of the authorized shares, 56,365 shares have been purchased through December 31, 1997, and loans totaling $132,000 were outstanding from key employees under the plan. The loans are interest bearing at 8 percent per annum and are collateralized by 18,595 Venturian shares which had a market value of $172,000 at December 31, 1997. The company's obligation to repurchase the outstanding shares under the plan at December 31, 1997 was approximately $190,000.


NOTE 13 - INCOME TAXES

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

The components of income tax expense were as follows (in thousands):

                                            Years ended December 31,
                                           1997      1996         1995
                                          ------     ------       ------
Current expense ........................ $  -        $    -       $  199
Deferred expense........................    -             -            -
                                          ------     ------       ------
     Total expense...................... $  -        $    -       $  199
                                          ======     ======        =====


Additionally, a current income tax benefit of $199,000 in 1995 was recorded relating to discontinued operations. The 1995 current income tax benefit consisted of $336,000 relating to the loss from discontinued operations, net of a current tax expense of $137,000 relating to the write-off of net liabilities of PC Express.

Income tax expense (benefit) for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to earnings (loss) from continuing operations before income taxes, equity in losses of unconsolidated subsidiary and discontinued operations due to the following (in thousands):



Years ended December 31,

                                                        1997      1996      1995
                                                       -----      ----      -----
Expected income tax expense (benefit)
  at statutory rate ..............................     $(572)     $ 29      $ 386
Difference in tax resulting from:
    Allocation of net deferred tax
       asset to deconsolidated subsidiary(a) .....       424        --         --
    Change in valuation allowance(b) .............       206        29       (169)
    Net change in cash surrender
      value of life insurance policies ...........       (60)      (56)       (46)
    Other ........................................         2        (2)        28
                                                       -----      ----      -----
Actual income tax expense ........................     $  --      $ --      $ 199
                                                       =====      ====      =====
Actual income tax expense
  percentage .....................................       N/A       N/A       17.5%


(a) Approximately $1,222,000 of net operating losses were allocated to Atio USA due to Atio USA no longer being a member of the company's consolidated tax return as a result of the decrease in the company's ownership of Atio USA as of October 1, 1997 (see Note 3). Approximately $1,120,000 of these net operating losses were incurred during 1997.

(b) The change in the valuation allowance is attributable to deferred items relating to continuing operations and excludes the effects of the investment in unconsolidated subsidiary and net operating losses from discontinued operations.

Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities were as follows at December 31 (in thousands):

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

                                                1997         1996
                                                ----         ----
Deferred tax assets:
  Deferred compensation and
    retirement benefits .................     $   864      $   903
  Inventory write-off
    and capitalization ..................       1,016          723
  Alternative minimum tax
    credit carryforwards ................         123          123
  Net operating loss carryforwards ......         929          970
  Other .................................         291          316
                                              -------      -------
                                                3,223        3,035
  Valuation allowance ...................      (2,913)      (2,943)
                                              -------      -------
                                                  310           92
Deferred tax liabilities:
  Investment in unconsolidated subsidiary        (236)          --
  Depreciation ..........................         (74)         (92)
                                              -------      -------
                                              $    --      $    --
                                              =======      =======


At December 31, 1997 the company had approximately $2,500,000 of net operating loss carryforwards which expire through the year 2012.


NOTE 14 - SEGMENT INFORMATION

Segment information for the company is as follows (in thousands):

                                                Years ended December 31,
                                                ------------------------
                                             1997        1996        1995
                                           --------    --------    --------
Net sales
     Napco International ...............   $ 26,849    $ 27,550    $ 24,098
     Atio USA (a) ......................        730         848         755
     Elimination .......................         --          --          (8)
                                           --------    --------    --------
                                           $ 27,579    $ 28,398    $ 24,845
                                           ========    ========    ========
Operating profit (loss)
     Napco International ...............   $    251    $  1,242    $  1,490
     Atio USA (a) ......................     (1,775)       (525)        (89)
     Corporate .........................       (455)       (636)       (482)
                                           --------    --------    --------
                                           $ (1,979)   $     81    $    919
                                           ========    ========    ========

Depreciation and amortization
     Napco International ...............   $    317    $    356    $    359
     Atio USA (a) ......................         27          14           6
     Corporate .........................        192         164         169
                                           --------    --------    --------
                                           $    536    $    534    $    534
                                           ========    ========    ========

Additions to property and equipment
     Napco International ...............   $    981    $    294    $    234
     Atio USA (a) ......................        134          77           7

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


     Corporate .........................         11          17          82
                                           --------    --------    --------
                                           $  1,126    $    388    $    323
                                           ========    ========    ========

Assets at year-end
     Napco International ...............   $ 16,006    $ 10,941    $ 13,752
     Atio USA (see Note 3) .............         --         362         290
     Corporate .........................      7,882       6,750       6,274
                                           --------    --------    --------
                                           $ 23,888    $ 18,053    $ 20,316
                                           ========    ========    ========


(a) Reflects the results of operations through September 30, 1997 (see Note 3).


Napco manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles. Napco's sales by geographic region for the last three years were as follows (in thousands):


                              Years ended December 31,
                              ------------------------
                              1997      1996      1995
                            -------   -------   -------
United States
     and Canada .........   $14,264   $16,461   $14,622
Europe ..................     4,595     4,037     5,465
Far East ................     3,974     4,791     2,583
Mediterranean and
     Middle East ........     1,989     1,051       697
Latin America ...........     1,910       899       731
Africa ..................       117       311        --
                            -------   -------   -------
                            $26,849   $27,550   $24,098
                            =======   =======   =======


During 1997, 1996 and 1995, no sales to customers in foreign countries accounted for more than 10 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $13,952,000, $15,795,000 and $14,024,000 in 1997, 1996 and 1995 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 1997, 1996 and 1995, sales to one customer in the United States accounted for 23, 32 and 38 percent of Napco sales. During 1997, sales to one other customer in the United States accounted for 10 percent of Napco sales. However, historically there has not been a reliance on either customer.


NOTE 15 - SUBSEQUENT EVENT

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995


The company's common stock is traded on the Nasdaq National Market. In February 1998, Nasdaq notified the company that it was not in compliance with Nasdaq's new public float requirement which became effective on February 23, 1998. Nasdaq requires a minimum of 750,000 shares not held directly or indirectly by any officer or director and any other person who is the beneficial owner of more than 10 percent of the total shares outstanding. Subsequent to Nasdaq's notification, the company's Board of Directors declared a three-for-two stock split in order to meet the public float requirement. The record date for the stock split is April 15, 1998 and is payable on or about April 30, 1998.

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Venturian Corp.


         We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                          /S/ GRANT THORNTON LLP



Minneapolis, Minnesota
February 27, 1997

VENTURIAN CORP. AND SUBSIDIARIES
Quarterly Financial Data
(In thousands, except per share data)
(Unaudited)


                              First Quarter       Second Quarter         Third Quarter      Fourth Quarter
                              1997      1996      1997       1996       1997       1996    1997 (a)    1996
                            -------    ------   -------    -------    -------    -------    ------   -------

Net sales ...............   $ 6,743    $6,783   $ 8,078    $ 7,752    $ 4,714    $ 6,820    $8,044   $ 7,043

Gross profit ............     1,902     2,090     2,247      2,025      1,252      2,060     2,403     2,284

Net earnings (loss) .....      (896)      272      (355)       (44)    (1,293)       (97)      219       (47)

Earnings (loss) per share
  Basic .................   $ (1.19)   $  .36   $  (.47)   $  (.06)   $ (1.72)   $  (.13)   $  .29   $  (.06)
  Diluted ...............     (1.19)      .36      (.47)      (.06)     (1.72)      (.13)      .28      (.06)


(a) As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting.


Stock prices are based upon the high and low sales prices of Venturian Corp.
(VENT) as quoted on the NASDAQ Stock Market's National Market. Market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual market transactions.


High .....   $   13.25 $  8.25 $  12.25 $  14.25 $  11.25 $  13.25 $  10.88 $  11.25
Low ......        8.13    5.00     9.50     6.75     9.00     9.75     9.13     7.25


VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(In thousands, except per share data)

                                                    1997       1996         1995         1994          1993
                                                    ----       ----         ----         ----          ----
Net sales ...................................   $ 27,579    $28,398   $   24,845    $   25,206    $   23,045

Earnings (loss) from continuing operations
  before equity in losses of
  unconsolidated subsidiary, discontinued
  operations and cumulative effect of
  a change in accounting principle ..........     (1,681)        84          937           267        (1,462)

Equity in losses of unconsolidated subsidiary       (644)        --           --            --            --

Discontinued operations .....................         --         --       (1,095)       (3,235)          304

Cumulative effect of a change
  in accounting principle ...................         --         --           --            --          (571)

Net earnings (loss) .........................     (2,325)        84         (158)       (2,968)       (1,729)

PER SHARE DATA

Net earnings (loss) per share - Basic
  Earnings (loss) from continuing
    operations before discontinued operations
    and cumulative effect of a change
    in accounting principle .................   $  (3.09)   $   .11   $     1.25    $      .36    $    (1.96)

  Discontinued operations ...................         --         --        (1.46)        (4.33)          .41

  Cumulative effect of a change
    in accounting principle .................         --         --           --            --          (.76)

Net earnings (loss) per share - Basic .......      (3.09)       .11         (.21)        (3.97)        (2.31)

Net earnings (loss) per share - Diluted
  Earnings (loss) from continuing
    operations before discontinued operations
    and cumulative effect of a change
    in accounting principle .................      (3.09)       .11         1.25           .36         (1.96)

  Discontinued operations ...................         --         --        (1.46)        (4.33)          .41

  Cumulative effect of a change
    in accounting principle .................         --         --           --            --          (.76)

Net earnings (loss) per share - Diluted .....      (3.09)       .11         (.21)        (3.97)        (2.31)

Year end stock price ........................       9.25       8.13         5.00          5.75          7.25


Shareholders of record at year end ..........        501        537          724           591           724


FINANCIAL POSITION

Working capital .............................   $  4,951    $ 4,984   $    6,181    $    6,515    $    9,965
Current ratio ...............................        1.6        2.2          2.0           2.4           2.4
Total assets ................................   $ 23,888    $18,053   $   20,316    $   19,111    $   23,243
Long-term liabilities at year end ...........      6,233      3,442        3,755         3,971         2,855
