Form 10-K405, Exhibit 13
period 1998-12-31
VENTURIAN CORP
filed 1999-03-30
CIK 745756

EXHIBIT 13


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

         With respect to Napco International, one of the primary risks relates to its export sales, which could be affected by political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries. Management believes that these risks are reduced by Napco's wide geographic and product diversification. While historically there has not been a reliance on one single customer, during 1998, sales to a customer in one foreign country accounted for 20 percent of Napco's sales and sales to U.S. government agencies accounted for 35 and 10 percent of Napco sales during 1998 and 1997. Sales to one other customer in the United States accounted for approximately 23 and 32 percent of Napco sales during 1997 and 1996. Other factors, such as competition, the potential for labor disputes and interruption in sources of supply also could cause results to differ.


Net Sales

         Consolidated net sales were $41,713,000, $27,579,000 and $28,398,000 for the years ended December 31, 1998, 1997 and 1996.

         Napco sales increased significantly in 1998 to $41,713,000. Sales in 1998 included shipments against two large programs which were substantially shipped by year end. The largest program, which was a $15,987,000 contract with the U.S. Army Tank and Automotive Command for upgrade kits for the M113 armored personnel carrier, contributed $14,071,000 to Napco sales for the year. The second program, which was an $8,200,000 contract to repower M41 light tanks, contributed $8,082,000 to Napco sales for the year. Napco sales in 1997 were $26,849,000, a decrease of 3 percent from

$27,550,000 in 1996. Based on beginning backlog of $12,266,000, management expects that sales in 1999 will not be at the same level as in 1998 (see Backlog).

         Atio USA sales included in results of operations were $730,000 for the nine months ended September 30, 1997 and $848,000 for the year ended December 31, 1996.


Cost of Products Sold

         Consolidated cost of products sold was 71 percent, 72 percent and 70 percent of net sales for the years ended December 31, 1998, 1997 and 1996.

         Napco markets a wide variety of defense-related products, with relatively high variation in profit margin from product to product. Nonetheless, cost of products sold has remained relatively stable at approximately 71 percent, 74 percent and 72 percent of Napco sales in 1998, 1997 and 1996.

         Cost of products sold was 11 percent of Atio USA net sales for the nine months ended September 30, 1997 and 9 percent of net sales for the year ended December 31, 1996.


Operating Expenses

         Consolidated operating expenses were $9,204,000 in 1998, compared with $9,633,000 in 1997 and $8,378,000 in 1996.

         Napco operating expenses were $8,365,000, $6,754,000 and $6,446,000 for the years ended December 31, 1998, 1997 and 1996.

         In 1998, Napco sales and marketing expenses increased to $3,536,000, including commission expense of $663,000. In 1997, Napco sales and marketing expenses were $2,992,000, including commission expense of $459,000. Sales and marketing expenses were $2,755,000 in 1996, including commission expense of $453,000. Commission expense was 1.6 percent of net sales in 1998, 1.7 percent of net sales in 1997, and 1.6 percent of net sales in 1996.

         Napco sales and marketing expenses, excluding commission expense, were $2,873,000 in 1998, $2,533,000 in 1997 and $2,302,000 in 1996. In 1998, higher costs were partially attributable to increased travel expenses and other costs related to the $8.2 million repower program. In addition, marketing expenses were up by approximately $135,000 due to additions to staff to handle additional quoting activity. In mid-year 1996, several new sales and marketing positions were created as part of an effort to increase sales opportunities. As a result, payroll and related costs increased by approximately $157,000 in 1997 as compared with 1996. Advertising, travel and Napco's participation in trade shows have also increased in the last two years, contributing to higher expense levels. Excluding commission expense, sales and marketing expenses were approximately 7 percent of net sales in 1998, approximately 9 percent of net sales in 1997 and approximately 8 percent of net sales in 1996.

         Napco administrative expenses were $2,942,000, $1,972,000 and $2,056,000 in 1998, 1997 and 1996. In 1998, administrative costs increased primarily due to incentive compensation accruals. In 1997, administrative costs were lower than 1996 primarily due to a reduced level of incentives.

         Napco warehousing expense increased in 1998 to $1,887,000, primarily due to additional warehousing costs incurred due to a sub-contract for a separate facility to warehouse, inspect and package material for the $15.9 million U.S. government program. Napco warehousing expense was $1,790,000 in 1997, and was up approximately 9 percent over 1996 levels, when warehousing expenses were $1,635,000. The increase in 1997 was also due to costs associated with this program. Warehousing expense was approximately 5, 7 and 6 percent of net sales in 1998, 1997 and 1996.

         Atio USA operating expenses totaled $2,424,000 for the nine months ended September 30, 1997, up substantially over operating expenses of $1,296,000 for the year ended December 31, 1996. Expenses increased significantly in 1997 as Atio USA increased its focus on computer telephony technology, expanded its management team and increased its sales and marketing efforts to introduce its proprietary product, Cybercall(R).

         Corporate overhead expenses were $839,000, $455,000 and $636,000 for the years ended December 31, 1998, 1997 and 1996. Management had expected that corporate overhead would increase in 1998 due to the hiring of a new company president at the end of 1997. Expenses also increased in 1998 due to costs incurred in connection with retaining an investment banking firm to assist with the company's strategy to pursue acquisitions in the consolidating defense industry, as well as retaining a public relations firm to bring attention to the company's activities.


Operating Profit (Loss)

         The company reported a consolidated operating profit of $2,753,000 in 1998, a consolidated operating loss of $1,979,000 in 1997 and a consolidated operating profit of $81,000 in 1996.

         Napco generated operating profits of $3,592,000, $251,000 and $1,242,000 for the years ended December 31, 1998, 1997 and 1996. In 1998, operating profits increased substantially over the prior year primarily as a result of significantly higher sales. Operating profits in 1997 decreased from 1996 due to a 3 percent decrease in sales, and also due to an increase in operating expenses which were incurred in connection with orders that did not have an impact on sales until 1998. Operating expenses have also increased in the last two years due to efforts to increase sales in the longer-term.

         Atio USA generated operating losses of $1,775,000 for the nine months ended September 30, 1997 and $525,000 for the year ended December 31, 1996. Higher losses in 1997 were attributable to costs and expenses associated with the introduction of Cybercall(R).


Other Income (Expense)

         Rental income, net of expenses, was $644,000, $465,000 and $428,000 in 1998, 1997 and 1996, and was derived from rental real estate owned by the company (see Note 4 to the Consolidated Financial Statements). Rental income increased substantially in 1998 due to increased occupancy rates as well as to decreased utility and maintenance costs.

         Interest expense increased to $782,000 and $512,000 in 1998 and 1997 as a result of the refinancing of the company's rental real estate in 1997 and due to increased borrowings against the company's line of credit to fund operations. Interest expense was

$371,000 in 1996. Interest expense also includes interest related to the company's deferred compensation plan (see Note 8 to the Consolidated Financial Statements).


Income Taxes

         The company recorded income tax expense of $63,000 for the year ended December 31, 1998. While the company had net operating loss carryforwards sufficient to offset a substantial portion of its taxable income in 1998, income tax expense was attributable to alternative minimum tax. The company had no income tax expense or benefit for the years ended December 31, 1997 and 1996. The company did not record a tax benefit for 1997 because the company was unable to carry back the 1997 loss, nor was it more likely than not that net deferred tax assets would be realized in future years. At December 31, 1998, the company had approximately $900,000 of federal net operating loss carryforwards and $1,300,000 of state net operating loss carryforwards, which expire through the year 2013.


Equity in Losses of Unconsolidated Subsidiary

         In October 1997, the company entered into a joint venture agreement with Atio PTY of South Africa and Atio International whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY. Venturian Software issued 2,000,000 shares of its common stock to Atio International in exchange for $3,500,000 and a royalty-free license with respect to Atio International's AtioCall products. As a result of this transaction, the company owns 45 percent, Atio International owns 50 percent and Venturian Software's former president owns 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting. The company recorded $1,040,000 and $644,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998 and for the three months ended December 31, 1997. The company's investment in Atio USA was fully written off during 1998.

Backlog

         Napco's order backlog totaled $12,266,000 and $36,687,000 at December 31, 1998 and 1997. The order backlog was $15,861,000 at December 31, 1996. The year-end 1997 backlog included two significant orders - a $15,987,000 order from the U.S. Tank-Automotive Armaments Command (TACOM) for upgrade kits for the M113 personnel carriers, and an $8,200,000 contract from a foreign government for repowering kits for M41 light tanks. Approximately $461,000 remains to be shipped in 1999 against the $15,987,000 order and less than $100,000 remains to be shipped against the $8,200,000 order. Management expects that nearly all of the balance of its backlog will be filled during 1999. Year-end 1998 backlog can indicate the level of sales in the subsequent year. Therefore, management expects that 1999 sales will be significantly lower than in 1998 based on December 31, 1998 backlog.


Management's Discussion and Analysis of Financial Condition

         The company's current ratio was 3.2 to one at December 31, 1998, compared with 1.6 to one at the end of 1997. Long-term debt at December 31, 1998 totaled $4,424,000 and was approximately 20 percent of total assets at the end of the year. Cash and cash equivalents at December 31, 1998 increased to $3,009,000, from $473,000 last year.

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

         Advances on the $4,000,000 line of credit bear interest at the bank's base rate and advances on the other lines of credit bear interest at the bank's base rate plus 3/4 percent. At December 31, 1998, approximately $3,271,000 was available for cash and letter of credit advances pursuant to the agreement, as amended. There were no cash advances outstanding against this line of credit at December 31, 1998 and approximately $729,000 in letter of credit advances were outstanding. As of December 31, 1997, $2,200,000 in cash advances were outstanding against the line of credit at an effective rate of 8.5 percent and approximately $833,000 in letter of credit advances were outstanding.

         Napco has additional lines of credit available for international transactions on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions which were collateralized by a restricted cash balance totaled $790,000 and $91,000 as of December 31, 1998 and 1997.

         As of October 1, 1997, Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting. Proceeds from a joint venture agreement were used to fund the operations of Atio USA. Atio USA needed additional working capital to fund its operations, and Atio International agreed in June 1998 to provide up to $2,400,000 as a loan to provide for the short-term funding requirements of Atio USA. Atio International had the right to convert any portion of the loan to equity in Atio USA at a price of $1.75 per share, upon demand, within one year from the date of the loan. In October 1998, the agreement with Atio International to provide financing was amended to provide that loans in excess of the $430,000 outstanding at that time would be either repayable or convertible into shares of Atio USA at a price of $.50 per share, upon demand, by September 30, 1999. In addition, Atio USA may make future capital calls pursuant to the capital call provisions of a shareholders agreement. Should Venturian Corp. elect not to provide additional funding to Atio USA in response to these capital call requirements, its ownership percentage could be diluted based upon the capital contributions made by other parties. The company's ownership could also be diluted based upon a conversion of any portion of the $2,400,000 loan from Atio International. In February 1999, the company entered into an agreement to redeem its 45 percent interest in Atio USA for $1,000,000 plus warrants to acquire additional securities of Atio USA representing 300,000 common shares. The redemption agreement is subject to Atio USA raising additional equity capital of at least $5,000,000 from a third party on or prior to July 31, 1999.

         During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 63,005 shares of Venturian Corp. common stock at $7.00 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $8.00 per share into 63,005 shares of common stock, at the option of Quarterdeck, during the period from

November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would become a 10 percent holder of Venturian common stock. Upon written request of Quarterdeck, the company has agreed to nominate the president of Quarterdeck to the Board of Directors of the company at the next annual meeting of shareholders of the company. In addition, Gary B. Rappaport, Chairman of the Board of the company, has entered into a separate voting agreement whereby he has agreed to vote his shares in support of the Quarterdeck nominee. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 35,000 shares of Venturian Corp. common stock in the open market; none of those shares had been purchased as of December 31, 1998.

         Quarterdeck Public Equities, LLC is an affiliate of Quarterdeck Investment Partners, Inc., an investment banking firm focusing in the global aerospace and defense markets. During 1998, the company announced that it had retained Quarterdeck Investment Partners as its financial adviser in an initiative to participate in the consolidation of small companies in the global defense industry.

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

         Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 1998.


Year 2000 Analysis

         The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the company and its business partners will not be fully determinable until the year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the company or entities with which the company conducts business, the company's financial position and results of operations could be adversely impacted.

The company has initiated a comprehensive project to prepare for the year 2000 ("Y2K"). The company has identified three areas determined to be critical for successful Y2K compliance: (1) internal financial and information systems, (2) production and other equipment that utilize embedded microprocessors, and (3) third-party relationships.

INTERNAL FINANCIAL AND INFORMATION SYSTEMS
Like many organizations, the company's most significant exposure to Y2K issues lies in its internal information systems. The company's initial assessment of its Y2K status determined that, while the company had relatively few Y2K specific issues to address, the solutions required the company to undertake a more comprehensive migration of its overall information systems to more current and Y2K compliant technologies. The company identified a set of information systems technologies that are Y2K compliant as its migration target and then identified the steps necessary to assure its successful migration to these target technologies and its Y2K compliance.

The majority of this migration has been completed prior to February 1, 1999. The remaining required steps are scheduled to be completed by March 31, 1999. The company is in the process of obtaining written confirmation of Y2K compliance for each of its target technologies. The company has obtained the majority of these confirmations through direct correspondence with the vendor or via other vendor published materials. In order to insure compliance in this area, the company has mailed a letter/survey to all its information systems vendors.

Management believes that the completion of these steps will eliminate the majority of potential Y2K issues, however, in the worst case scenario, isolated problems may occur that may cause minor interruptions in service. Management is developing a contingency plan for addressing these problems as they occur. This plan will be completed prior to the end of 1999.

PRODUCTION AND OTHER EQUIPMENT THAT UTILIZE EMBEDDED MICROPROCESSORS
Equipment that utilizes embedded microprocessors and associated software may be affected by Y2K problems. Such equipment includes intelligent office equipment such as copiers, heating, ventilation, air conditioning and other building control systems, intelligent production equipment such as CNC machines, test equipment such as coordinate measuring machines, and products for resale which use embedded microprocessors. The company has determined that its production equipment will generally not be impacted by Y2K issues and is obtaining written confirmation of Y2K compliance for equipment which may be at risk. Management believes that, in the worst case scenario, isolated production delays could occur due to compliance problems. Management is developing a contingency plan for addressing these problems as they occur. This plan will be completed prior to the end of 1999.

THIRD-PARTY RELATIONSHIPS
The company's ability to perform is dependent on the ability of its suppliers and vendors to perform. As such, the company's ability to perform may be negatively impacted by a supplier's inability to perform due to its Y2K problems.

The company has identified its current key suppliers and in January 1999 the company mailed surveys to each of these vendors. The company has received replies from approximately one third of the vendors. The company intends to follow-up with vendors who have not replied to this survey by the end of the first quarter of 1999, and expects to complete an assessment of its Y2K exposure, and develop contingency plans for any Y2K issues that may be identified, early in the second quarter of 1999.

The company intends to review this list of suppliers quarterly to determine compliance levels, identify compliance concerns, develop contingency plans for suppliers with compliance problems, and to add suppliers to the list as necessary.

ESTIMATED COSTS
The company has not fully and completely estimated its Y2K compliance costs at this time. The company has spent approximately $110,000 on hardware and software products and services for its internal information systems to insure Y2K compliance. All costs for Y2K compliance have been expensed in the period incurred and have been paid for from operating funds. The company does not anticipate any additional significant outside expenditures in order to achieve compliance.

While the company has not completed its assessment of the estimated internal time and associated wages for compliance activities, it estimates that its total compliance cost (including external expenditures and internal resources) will be approximately $225,000. The company intends to refine this cost assessment in the near future.

The company believes that it has taken the necessary and appropriate actions required to insure that its Y2K risks are minimal. It believes that it has identified its areas of concern and it believes that it is positioned to complete all necessary activities to assure compliance prior to January 1, 2000.

Cost estimates are based on currently available information and are management's best estimates. However, there is no guarantee that these estimates will be achieved, and actual results may differ from those anticipated. Developments which could affect estimates include, but are not limited to, the availability and cost of trained personnel; the ability to locate and correct all relevant code and equipment; and planning and modification success of third party suppliers of products and services as well as customers. The company will continue to assess and evaluate cost estimates and target dates for year 2000 compliance on a periodic basis.


Shareholder Information

         The company paid no dividends in 1998, pursuant to a determination by the Board of Directors that presently available funds should be used to provide working capital.

In February 1998, the company's Board of Directors declared a three-for-two stock split based on a record date of April 15, 1998. The stock split was effected on April 30, 1998.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

                                                                                      Year ended December 31,
                                                                            -------------------------------------------
                                                                                   1998            1997            1996
                                                                            -----------     -----------     -----------
Net sales ..............................................................    $    41,713     $    27,579     $    28,398

Cost of products sold ..................................................         29,756          19,925          19,939
                                                                            -----------     -----------     -----------
  Gross profit .........................................................         11,957           7,654           8,459

Operating expenses
  Sales and marketing ..................................................          3,536           4,099           3,300
  Administrative .......................................................          3,781           3,744           3,443
  Warehousing ..........................................................          1,887           1,790           1,635
                                                                            -----------     -----------     -----------
    Total operating expenses ...........................................          9,204           9,633           8,378
                                                                            -----------     -----------     -----------

Operating profit (loss) ................................................          2,753          (1,979)             81

Other income (expense)
  Interest income ......................................................             72              22              42
  Rental income, net of expenses .......................................            644             465             428
  Gain from life insurance proceeds ....................................            218              --              --
  Gain (loss) on sale of property and equipment ........................             --             306             (97)
  Interest expense .....................................................           (782)           (512)           (371)
  Other ................................................................             29              17               1
                                                                            -----------     -----------     -----------
                                                                                    181             298               3
                                                                            -----------     -----------     -----------

Earnings (loss) before income taxes and
  equity in losses of unconsolidated subsidiary ........................          2,934          (1,681)             84

Income taxes ...........................................................             63              --              --
                                                                            -----------     -----------     -----------

Earnings (loss) before equity in losses of unconsolidated subsidiary ...          2,871          (1,681)             84

Equity in losses of unconsolidated subsidiary ..........................         (1,040)           (644)             --
                                                                            -----------     -----------     -----------

NET EARNINGS (LOSS) ....................................................    $     1,831     $    (2,325)    $        84
                                                                            ===========     ===========     ===========


Net earnings (loss) per share - Basic ..................................    $      1.57     $     (2.06)    $       .07
                                                                            ===========     ===========     ===========

Net earnings (loss) per share - Diluted ................................    $      1.50     $     (2.06)    $       .07
                                                                            ===========     ===========     ===========

Weighted average shares outstanding
 Basic .................................................................      1,167,111       1,127,796       1,123,068
 Diluted ...............................................................      1,237,149       1,127,796       1,180,158

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

                                                                    December 31,
                                                                   1998          1997
                                                              ---------     ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents .............................     $   3,009     $     473
  Restricted cash .......................................           790            91
  Accounts receivable, less allowance
    for doubtful accounts of $217 in
    1998 and $195 in 1997 ...............................         4,579         6,809
  Inventories ...........................................         4,587         5,421
  Prepaid expenses and other ............................           223           451
                                                              ---------     ---------

    Total current assets ................................        13,188        13,245

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements ............................         1,916         1,916
  Equipment .............................................         6,144         5,391
                                                              ---------     ---------
                                                                  8,060         7,307
  Less accumulated depreciation and amortization ........         5,739         5,331
                                                              ---------     ---------
                                                                  2,321         1,976
  Land ..................................................           230           230
                                                              ---------     ---------
                                                                  2,551         2,206

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $220 in 1998 and 1997 ........         3,445         3,884
  Rental real estate, net of accumulated
    depreciation of $572 in 1998 and $422 in 1997 .......         2,891         2,943
  Investment in unconsolidated subsidiary ...............            --         1,040
  Other .................................................           405           570
                                                              ---------     ---------
                                                                  6,741         8,437
                                                              ---------     ---------

                                                              $  22,480     $  23,888
                                                              =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft ........................................     $     161     $     675
  Note payable to bank ..................................            --         2,200
  Current maturities of long-term debt ..................           211           193
  Accounts payable ......................................         1,565         3,346
  Advances from customers ...............................            36           482
  Accrued liabilities
    Payroll and related benefits ........................           986           331
    Other ...............................................           849           785
  Deferred revenue ......................................           371           282
                                                              ---------     ---------

    Total current liabilities ...........................         4,179         8,294

LONG-TERM DEBT, LESS CURRENT MATURITIES .................         4,424         3,954

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS .......         2,180         2,279

COMMITMENTS AND CONTINGENCIES ...........................            --            --

SHAREHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 1,212,468 in 1998 and 1,129,934 in 1997         1,212         1,130
  Additional contributed capital ........................        16,016        15,593
  Accumulated deficit ...................................        (5,531)       (7,362)
                                                              ---------     ---------
                                                                 11,697         9,361
                                                              ---------     ---------

                                                              $  22,480     $  23,888
                                                              =========     =========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

                                                                                 Years ended December 31,
                                                                         ---------------------------------------
                                                                              1998           1997           1996
                                                                         ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss) ..............................................     $   1,831      $  (2,325)     $      84
  Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization ................................           570            536            534
      Loss (gain) on sale of property and equipment ................            --           (306)            97
      Issuance of common stock for services ........................            31             25             17
      Gain from life insurance proceeds ............................          (218)
      Equity in losses of unconsolidated subsidiary ................         1,040            644             --
      Change in assets and liabilities, net of effect
       of change in ownership of subsidiary in 1997:
          Restricted cash ..........................................          (699)           (26)           593
          Accounts receivable ......................................         2,230         (2,712)         2,412
          Inventories ..............................................           834         (1,753)           309
          Prepaid expenses and other ...............................           228           (268)            35
          Other ....................................................           170           (319)            51
          Accounts payable .........................................        (1,781)         1,380         (1,262)
          Advances from customers ..................................          (446)           254           (163)
          Accrued liabilities ......................................           719             10           (241)
          Deferred revenue .........................................            89            282             --
          Deferred compensation and
            postretirement benefits ................................           266            245            235
          Payments on deferred compensation
            and postretirement benefits ............................          (365)          (349)          (300)
                                                                         ---------      ---------      ---------
      Total adjustments ............................................         2,668         (2,357)         2,317
                                                                         ---------      ---------      ---------

  Net cash provided by (used in) operating activities ..............         4,499         (4,682)         2,401

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment ...............................          (753)        (1,126)          (388)
  Improvements to rental real estate ...............................           (98)          (206)          (721)
  Increase in cash surrender value .................................          (304)          (318)          (315)
  Proceeds from life insurance .....................................           961             --             --
  Proceeds from the sale of property and equipment .................            --            490            193
  Net advances on note receivable from unconsolidated subsidiary ...            --           (308)            --
  Other ............................................................           (17)            60             14
                                                                         ---------      ---------      ---------

  Net cash used in investing activities ............................          (211)        (1,408)        (1,217)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft ...................................................          (514)           266             14
  Proceeds from line of credit .....................................        10,900          8,550             --
  Payments on line of credit .......................................       (13,100)        (6,350)            --
  Proceeds from long-term debt .....................................           925          4,031            115
  Payments on long-term debt .......................................          (437)        (1,170)          (462)
  Proceeds from life insurance loans ...............................            --            220             --
  Payments on life insurance loans .................................            --             --           (750)
  Proceeds from issuance of common stock ...........................           474              5             --
                                                                         ---------      ---------      ---------

  Net cash provided by (used in) financing activities ..............        (1,752)         5,552         (1,083)
                                                                         ---------      ---------      ---------

Net increase (decrease) in cash and cash equivalents ...............         2,536           (538)           101
Beginning cash and cash equivalents ................................           473          1,011            910
                                                                         ---------      ---------      ---------

Ending cash and cash equivalents ...................................     $   3,009      $     473      $   1,011
                                                                         =========      =========      =========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 1998, 1997 and 1996
(In thousands)

                                                                ADDITIONAL
                                                  COMMON        CONTRIBUTED     ACCUMULATED
                                                   STOCK          CAPITAL         DEFICIT           TOTAL
                                                -----------     -----------     -----------      -----------
Balance at January 1, 1996 ................     $     1,125     $    14,284     $    (5,121)     $    10,288

  Issuance of common stock ................               2              15              --               17
  Net earnings for 1996 ...................              --              --              84               84
                                                -----------     -----------     -----------      -----------

Balance at December 31, 1996 ..............           1,127          14,299          (5,037)          10,389

  Effect of equity transactions of
    unconsolidated subsidiary .............              --           1,267              --            1,267
  Issuance of common stock ................               3              27              --               30
  Net loss for 1997 .......................              --              --          (2,325)          (2,325)
                                                -----------     -----------     -----------      -----------

Balance at December 31, 1997 ..............           1,130          15,593          (7,362)           9,361

  Issuance of common stock ................              82             423              --              505
  Net earnings for 1998 ...................              --              --           1,831            1,831
                                                -----------     -----------     -----------      -----------

Balance at December 31, 1998 ..............     $     1,212     $    16,016     $    (5,531)     $    11,697
                                                ===========     ===========     ===========      ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco) and Napco International Foreign Sales Corporation, and Napco's majority-owned subsidiary, International Precision Machining, Inc. On October 17, 1997, Atio Corporation USA, Inc. (Atio USA, see Note 3) became Venturian's 45 percent-owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.


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

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The company considers its investments with an original maturity of three months or less to be cash equivalents. The company invests excess funds in reverse repurchase agreements for U.S. government securities. At December 31, 1998, the company had purchased $2,100,000 of U.S. government securities under agreements to resell. There were no U.S. government securities repurchased under agreements to resell at December 31, 1997. Generally, the maturity date of the company's reverse repurchase agreements is the next day of business. Due to the short-term nature of the agreements, the company does not take possession of the securities, which are instead held at the bank from which it purchases the securities. The carrying value of the agreements approximates fair market value because of the short maturity of the investments, and the company believes that it is not exposed to any significant risk on its investments in reverse repurchase agreements. Exclusive of the reverse repurchase agreements, substantially all the cash and cash equivalents were held at one financial institution in Minnesota at December 31, 1998 and 1997.

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (in thousands):

                                                    Years ended December 31,
                                                  ----------------------------
                                                  1998        1997        1996
                                                  ----        ----        ----

Cash paid during the year for:
     Interest..................................   $569        $288        $226
     Income taxes..............................    129           3          21


As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting (see Note 3). The following reflects the effect of the change in ownership of Atio USA as of October 1, 1997 (in thousands):

     Note receivable from unconsolidated subsidiary.............. $ 2,866

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


     Other current assets........................................    (282)
     Equipment, net..............................................    (200)
     Investment in unconsolidated subsidiary.....................  (2,671)
     Other current liabilities...................................     287

During 1997, the company made a capital contribution to Atio USA of $3,088,000, through the forgiveness of amounts due to the company.

During 1997, the company recorded increases of $1,267,000 to its additional contributed capital and to its investment in Atio USA due to the effect of equity transactions of Atio USA.

Accounts Receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

The company has granted credit to three customers whose accounts receivable balances as of December 31, 1998 were approximately $2,416,000. In addition, the company has granted credit to customers in the Far East whose accounts receivable balances as of December 31, 1998 were approximately $1,284,000.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $2,302,000 and $1,978,000 at December 31, 1998 and 1997, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four-year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate.

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

     Buildings and improvements..................      17-40 years
     Equipment...................................       3-15 years


Employee Stock Options - The company's employee stock option plans are accounted for under the intrinsic value method. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option.

Warranties - The company records a warranty accrual at the time of sale for estimated claims based on actual claims experience. The warranty for Napco's products generally is for defects in material and workmanship for a period of one year.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. During 1997, Napco also entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to such sales. Gains and losses on transactions in foreign currency and forward exchange contracts are included in results of operations. At December 31, 1997, the company had a foreign exchange contract maturing in January 1998 for the delivery of 20,893,000 Spanish pesetas and accounts receivable from a foreign customer totaling 4,431,000 Spanish pesetas. The fair value of these amounts were $137,000 and $29,000 at December 31, 1997. There were no forward exchange contracts outstanding at December 31, 1998.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Net Earnings (Loss) Per Share - The company's basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. The company's diluted net earnings
(loss) per share is computed by dividing net earnings (loss), plus the interest expense (net of tax) applicable to convertible debentures in 1998 by the weighted average number of outstanding common shares and common share equivalents relating to stock options and convertible debentures, when dilutive.

For the years ended December 31, 1998 and 1997, 70,038 and 57,090 shares of common stock equivalents were included in the computation of diluted net earnings (loss) per share, including 26,252 shares of common stock equivalents in 1998 based on the assumed conversion of convertible debentures (see Note 7). Options to purchase 55,950, 179,813 and 44,250 shares of common stock with a weighted average exercise price of $6.95, $4.61, and $5.40 were outstanding during the years ended December 31, 1998, 1997 and 1996, but were not included in the computation of diluted net earnings (loss) per share because to do so would have been anti-dilutive.

The company's Board of Directors declared a three-for-two stock split on February 24, 1998. The record date for the stock split was April 15, 1998 and the stock split was effected on April 30, 1998. The company's share and per share information for 1997 and 1996 has been restated to reflect the effects of the three-for-two stock split.

Reclassifications - Certain reclassifications have been made to the 1997 and 1996 financial statements to conform with the 1998 presentation.


NOTE 3 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Atio USA, formerly Venturian Software Enterprises, Inc. (Venturian Software), provides customer contact automation software under the trade name Cybercall(R).

Prior to October 1997, Venturian Software was a 90 percent owned subsidiary of Venturian Corp. and prior to December 1996 was an 80 percent owned subsidiary of Venturian Corp. Effective October 1, 1997, Venturian Corp. entered into a joint venture agreement with Venturian Software, Atio Corporation PTY Ltd. (Atio PTY) of South Africa, Atio Corporation International, Inc. (Atio International) and Venturian Software's minority shareholder and president, Ilan Sharon (Sharon), whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


Pursuant to the terms of the joint venture agreement, Venturian Software issued 2,000,000 shares of its common stock to Atio International in exchange for $3,500,000 to be paid in installments and a royalty-free license with respect to Atio International's AtioCall products. As a result of this transaction, Venturian Corp. owns 45 percent, Atio International owns 50 percent and Venturian Software's former president owns 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting. Venturian Corp.'s results of operations include all of the results of Atio USA for the nine months ended September 30, 1997 and for the year ended December 31, 1996 (see Note 15). Venturian Corp. recorded $1,040,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998 and $644,000 for the three months ended December 31, 1997. Venturian Corp.'s investment in Atio USA was fully written off during 1998.

Venturian Corp. also entered into a shareholders agreement in connection with the joint venture agreement which, among other things, sets forth certain matters with respect to the governance of Atio USA and various terms in connection with additional capital call requirements. The principal terms of the shareholders agreement terminate if a registration statement filed by Atio USA in connection with the sale of its common shares is declared effective by the Securities and Exchange Commission and the sale of common shares is consummated.

The joint venture agreement provided for the $3,500,000 to be paid in various installment payments with the final payment due in August 1998. Proceeds from the joint venture agreement were used to fund the operations of Atio USA. Atio USA needed additional working capital to fund its operations, and Atio International agreed in June 1998 to provide up to $2,400,000 as a loan to provide for the short-term funding requirements of Atio USA. Atio International has the right to convert any portion of the loan to equity in Atio USA at a price of $1.75 per share, upon demand, within one year from the date of the loan. In October 1998 the agreement with Atio International to provide financing was amended to provide that loans in excess of $430,000 advanced at that time would be either repayable or convertible into shares of Atio USA at a price of $.50 per share, upon demand, by September 30, 1999. In addition, Atio USA may make future capital calls pursuant to the capital call provisions of a shareholders agreement. Should Venturian Corp. elect not to provide additional funding to Atio USA in response to these capital call requirements, its ownership percentage could be diluted based upon the capital contributions made by other parties. The company's ownership could also be diluted based upon a conversion of any portion of the $2,400,000 loan from Atio International. Venturian Corp.'s ownership could be further reduced upon conversion of options outstanding to purchase the common stock of Atio USA. In February 1999, Venturian entered into an agreement to redeem its 45 percent interest in Atio USA (see Note 17).

The following is summarized financial information of Atio USA as of December 31, 1998 and for the year then ended and as of December 31, 1997 and for the three months then ended (in thousands):

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996



                                                   December 31,
                                                 1998
                                             (unaudited)       1997
                                             ----------------------
     Current assets............................ $   333     $   450
     Noncurrent assets.........................     466         228
     Current liabilities.......................   2,585         446
     Non-current liabilities...................     500         500
     Shareholders' deficit.....................  (2,286)       (268)
     Revenues..................................     712         154  (unaudited)
     Net loss .................................  (4,081)     (1,447) (unaudited)


NOTE 4 - RENTAL REAL ESTATE

The company's rental real estate consists of a 386,000 square foot multi-tenant building with twenty-seven tenants presently occupying space. Minimum rental commitments receivable in future years under non-cancelable long-term leases are $1,125,000 in 1999, $687,000 in 2000, $410,000 in 2001, and $327,000 in 2002 and
$41,000 in 2003.

In 1996, the Minnesota Pollution Control Agency granted approval of the Phase II Investigation and Review of Remedial Alternatives Report and the Response Action Plan and Remedial Design Report submitted by a consultant retained by the company in connection with the environmental remediation of the property. Remediation recommended by the consultant at the property commenced in 1996 and was completed in 1997 with the exception of a groundwater monitoring program which began in December 1996. In 1998, the MPCA issued a Certificate of Completion for the property.

Management believes the property's current carrying value of $2,891,000 is recoverable.


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

Advances on the $4,000,000 line of credit bear interest at the bank's base rate and advances on the other lines of credit bear interest at the bank's base rate plus 3/4 percent. At December 31, 1998, approximately $3,271,000 was available for cash and letter of credit advances pursuant to the agreement, as amended. There were no cash advances outstanding against this line of credit at December 31, 1998 and approximately $729,000 in letter of credit advances were outstanding. As of December 31, 1997, $2,200,000 in cash advances were outstanding against the line of credit at an effective rate of 8.5 percent and approximately $833,000 in letter of credit advances were outstanding.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


The agreement terminates on June 30, 1999. Management expects to renew the agreement under similar terms and conditions.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions which were collateralized by a restricted cash balance totaled $790,000 and $91,000 as of December 31, 1998 and 1997.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (in thousands):

                                                          1998         1997
                                                          ----         ----

Rental real estate mortgage (a)....................     $3,350       $3,372

Convertible debenture (b)..........................        504           -

Mortgage payable (c)...............................        212          256

Other (d)..........................................        569          519
                                                        ------       ------
                                                         4,635        4,147

Less current maturities............................        211          193
                                                        ------       ------

                                                        $4,424       $3,954
                                                        ======       ======


(a) The obligation is collateralized by rental real estate (see Note 4) and is due in monthly installments, including interest at 8.53 percent per annum, through October 2007, with the remaining balance due at that time. In addition to the monthly installments of principal and interest, the company is also required to escrow amounts for the payment of property taxes and certain other operating expenses.

(b) The obligation is an 11 percent convertible debenture due July 2002 (see
Note 7) with interest payable quarterly.

(c) The mortgage is collateralized by certain property and is payable in monthly installments, including interest at the rate of 9.0 percent per annum, through December 2013.

(d) These obligations are collateralized by certain equipment and are payable in monthly installments, including interest at rates ranging from 1.5 to 2.0 percent over the prime rate.

Aggregate future maturities of long-term debt are $211,000 in 1999, $224,000 in 2000, $171,000 in 2001, $624,000 in 2002, $57,000 in 2003 and $3,348,000
thereafter.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value at December 31, 1998 and 1997.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


NOTE 7 - CONVERTIBLE DEBENTURE AND SALE OF COMMON STOCK

During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 63,005 shares of Venturian Corp. common stock at $7.00 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $8.00 per share into 63,005 shares of common stock, at the option of Quarterdeck, during the period from November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would become a 10 percent holder of Venturian common stock. Upon written request of Quarterdeck, the company has agreed to nominate the president of Quarterdeck to the Board of Directors of the company at the next annual meeting of shareholders of the company. In addition, Gary B. Rappaport, Chairman of the Board of the company, has entered into a separate voting agreement whereby he has agreed to vote his shares in support of the Quarterdeck nominee. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 35,000 shares of Venturian Corp. common stock in the open market; none of those shares had been purchased as of December 31, 1998. Quarterdeck Public Equities, LLC is an affiliate of Quarterdeck Investment Partners, Inc., an investment banking firm focusing in the global aerospace and defense markets.


NOTE 8 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. The company had recorded $1,569,000 and $1,708,000 at December 31, 1998 and 1997 for its
liability related to these agreements. Interest expense related to the deferred compensation agreements was $198,000, $205,000 and $212,000 for the years ended December 31, 1998, 1997 and 1996.


NOTE 9- POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. At December 31, 1998 and 1997, the company had recorded $574,000 and $571,000 for the accumulated postretirement benefit obligation under this plan.

Net interest cost on the accumulated postretirement benefit obligation was $32,000, $32,000 and $39,000 for the years ended December 31, 1998, 1997 and
1996.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


For measurement purposes, a 4 percent annual rate of increase in the per capita cost of covered medical and dental benefits was assumed for all years. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1998 by $39,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 1998, 1997 and 1996.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6 percent.


NOTE 10 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans, that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 1998, 1997 or 1996.

Benefits under the defined benefit pension plan are provided pursuant to the terms of a collective bargaining agreement covering approximately one-third of the company's employees. The agreement expires in August 2001. Benefits under the plan are based on years of service. The company's funding policy for the defined benefit plan has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plan with assets sufficient to meet the benefit payment requirements. Plan assets are invested in fixed income securities.

Assumptions used to calculate costs and actuarial present values are reviewed regularly by the company and its independent actuaries. A 7 percent discount rate and a 7.5 percent long-term rate of return on investments were used in the calculation in 1998, 1997 and 1996. An increase in compensation levels was not applicable. The funded status of the plan follows (in thousands):

                                                  Years ended December 31,
                                                 --------------------------

                                                 1998       1997       1996
                                                 ----       ----       ----

Fair value of plan assets......................  $904       $907       $898
Benefit obligation.............................   851        834        864
                                                 ----       ----       ----
Excess plan assets.............................  $ 53       $ 73       $ 34
                                                 ====       ====       ====

Pension liability..............................  $(60)      $(60)      $(57)
                                                 ====       ====       ====


NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 1998, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $310,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

The company has guaranteed certain office lease commitments of Atio USA totaling $160,000 as of December 31, 1998.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


The company is subject to various legal proceedings in the normal course of business. Management believes the outcome of these proceedings will not have a material adverse effect on the company's financial position or results of operations.


NOTE 12 - RISKS AND UNCERTAINTIES

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the year 2000. The potential effect of the Year 2000 issue on the company and its business partners will not be fully determinable until the year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the company or entities with whom the company conducts business, the company's financial position and results of operations could be adversely impacted.


NOTE 13 - EMPLOYEE STOCK PLANS

The company has a stock option plan that provides participating employees the right to purchase common stock of the company through incentive and non-qualified stock options. Shares available for grant under this stock option plan expired in 1994. At December 31, 1998, options to purchase 44,000 shares were outstanding under this plan, all of which were exercisable.

In 1995, the company adopted and the shareholders approved a new stock option plan which provides for the granting of options to purchase shares of the company's common stock. In May 1996, the shareholders approved an amendment to the plan to allow for an aggregate of 375,000 shares of the company's stock to be granted under the plan. At December 31, 1998, 188,350 shares were available for grant under this plan and options to purchase 175,250 shares were outstanding, of which 134,092 were exercisable.

Under both plans, incentive stock options may not be granted at a purchase price less than the fair market value of the common shares on the date of the grant (or, for an option granted to a person holding more than 10 percent of the company's voting stock, at less than 110 percent of fair market value). The term of each option under both plans is fixed at the date of grant and may not exceed ten years from the date the option is granted (except that an incentive stock option granted to a person holding more than 10 percent of the company's voting stock may be exercisable only for five years). Options may be made exercisable in whole or in installments. During 1998, 38,600 incentive stock options were granted to a holder of more than 10 percent of the company's voting stock. No other options have been granted to a person holding more than 10 percent of the company's voting stock in the last three years. No compensation expense has been recorded by the company in the previous three years.

A summary of the company's stock option transactions is as follows:

                                                                      Years ended December 31,
                                            -----------------------------------------------------------------------------
                                                     1998                        1997                        1996
                                            ----------------------      ---------------------       ---------------------
                                                          Weighted                   Weighted                    Weighted
                                                          Average                     Average                    Average
                                                          Exercise                   Exercise                    Exercise
                                             Shares        Price         Shares        Price        Shares         Price
                                            -------      --------       -------      --------       -------      --------
Outstanding at beginning of year .....      197,550      $   4.87       186,225      $   4.50        76,500      $   5.57
Granted ..............................       41,600          7.64        46,500          6.51       187,500          4.18
Exercised ............................      (15,400)         4.64        (1,500)         3.83            --            --
Forfeited ............................       (4,500)         3.83       (18,675)         4.48       (68,775)         4.72

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


Expirations ..........................           --                     (15,000)         6.05        (9,000)         5.18
                                            -------                     -------                     -------

Outstanding at end of year ...........      219,250      $   5.43       197,550      $   4.87       186,225      $   4.50
                                            =======                     =======                     =======

Options exercisable at end of year ...      178,092      $   5.55       127,200      $   4.79       109,875      $   4.99
                                            =======                     =======                     =======

Weighted-average fair value of
   options granted during the year                       $   3.75                    $   4.54                    $   2.29


The following information applies to stock options that are outstanding at December 31, 1998:

                                    Options Outstanding                         Options Exercisable
                  ----------------------------------------------------    -------------------------------
                                     Weighted
                                      Average             Weighted                           Weighted
    Range of         Number          Remaining        Average Exercise       Number      Average Exercise
Exercise Prices   Outstanding     Contractual Life         Price          Exercisable         Price
---------------   -----------     ----------------         -----          -----------         -----
$3.83 to $ 5.33     129,150          6.05 years            $4.31            103,890           $4.41
$6.05 to $ 7.77      90,100          7.23 years             7.03             74,202            7.14
                    -------                                                 -------
                    219,250                                                 178,092
                    =======                                                 =======

The company's pro forma net earnings (loss) and net earnings (loss) per share had the fair value based method been used, are set forth below. These effects may not be representative of the future effects of applying this method.


(In thousands, except per share data)                                Years ended December 31,
                                                                  -----------------------------
                                                                     1998       1997       1996
                                                                     ----       ----       ----
    Net earnings (loss)        As reported....................... $ 1,831    $(2,325)    $   84
                               Pro forma.........................   1,672     (2,475)       (11)

    Net earnings (loss) per
      share - basic            As reported....................... $  1.57    $ (2.06)    $  .07
                               Pro forma.........................    1.43      (2.19)      (.01)

    Net earnings (loss) per
      share - diluted          As reported....................... $  1.50    $ (2.06)    $  .07
                               Pro forma.........................    1.37      (2.19)      (.01)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used in 1998, 1997 and 1996: zero dividend yield; expected volatility of 59.00, 67.00 and 64.68 percent; risk-free interest rates of 5.58,
5.98 and 5.66 percent; and an expected life of five, seven and five years.

The company has a Key Employee Stock Purchase Plan for its officers and key employees under which the company provides loans for the employees to purchase shares of Venturian Corp. common stock on the open market. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


per share since the date of purchase. The company has also agreed to purchase the covered shares at the book value per share at the normal retirement age of the plan participant. The plan authorizes the purchase of 150,000 shares of common stock. Of the authorized shares, 84,548 shares have been purchased through December 31, 1998. The company's obligation to repurchase the outstanding shares under the plan at December 31, 1998 was approximately $244,000.


NOTE 14 - INCOME TAXES

The components of income tax expense were as follows (in thousands):

                                                              Years ended December 31,
                                                          -------------------------------
                                                             1998        1997        1996
                                                             ----        ----        ----
Current expense .....................................     $    63     $    --     $    --
Deferred expense ....................................          --          --          --
                                                          -------     -------     -------
                                                          $    63     $    --     $    --
                                                          =======     =======     =======


Income tax expense (benefit) for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary due to the following (in thousands):

                                                            Years ended December 31,
                                                       -----------------------------------
                                                          1998          1997         1996
                                                          ----          ----         ----
Expected income tax expense (benefit)
  at statutory rate ..............................     $   998       $  (572)     $    29
Difference in tax resulting from:
    Allocation of net deferred tax
       asset to deconsolidated subsidiary(a) .....          --           424           --
    Change in valuation allowance(b) .............        (771)          206           29
    Effect of cash surrender value ...............        (120)          (60)         (56)
    Other ........................................         (44)            2           (2)
                                                       -------       -------      -------
Actual income tax expense ........................     $    63       $    --      $    --
                                                       =======       =======      =======
Actual income tax expense
  percentage .....................................         2.2%          N/A          N/A

(a) Approximately $1,222,000 of net operating losses were allocated to Atio USA due to Atio USA no longer being a member of the company's consolidated tax return as a result of the decrease in the company's ownership of Atio USA as of October 1, 1997 (see Note 3). Approximately $1,120,000 of these net operating losses were incurred during 1997.

(b) The change in the valuation allowance excludes the effect of the investment in unconsolidated subsidiary.

Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities were as follows at December 31 (in thousands):

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


                                                                      1998         1997
                                                                      ----         ----
Deferred tax assets:
  Deferred compensation and
    retirement benefits ......................................     $   777      $   864
  Inventory ..................................................         571        1,016
  Alternative minimum tax credit carryforwards ...............         186          123
  Net operating loss carryforwards ...........................         361          929
  Other ......................................................         315          291
                                                                   -------      -------
                                                                     2,210        3,223
  Valuation allowance ........................................      (2,142)      (2,913)
                                                                   -------      -------
                                                                        68          310
Deferred tax liabilities:
  Investment in unconsolidated subsidiary ....................          --         (236)
  Depreciation ...............................................         (68)         (74)
                                                                   -------      -------
                                                                   $    --      $    --
                                                                   =======      =======

At December 31, 1998 the company had approximately $900,000 of federal net operating loss carryforwards and $1,300,000 of state net operating loss carryforwards which expire through the year 2013.

During the fourth quarter of 1998, the company recorded a $163,000 reduction of income tax expense to adjust to the company's annual effective tax rate. The effect of this adjustment was to increase basic net earnings per share by $.13 for the quarter and diluted net earnings per share by $.12 for the quarter.


NOTE 15 - SEGMENT INFORMATION

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. SFAS No. 131 requires the company to disclose financial and other information about its business segments, their products and services, geographic areas, sales, profits, assets and other information.

During 1998, the company had one reportable segment: Napco defense-related products. Napco manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles. During 1997 and 1996, the company had two reportable segments:
Napco defense-related products and Atio software products. Atio provides customer contact automation software under the trade name Cybercall(R).

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


Segment information for the company is as follows (in thousands):


Year ended December 31, 1997                                  Napco            Atio
                                                    Defense-related        Software
                                                           Products        Products           Total
                                                         ----------      ----------      ----------
Revenues from external customers ...................     $   26,849      $      730      $   27,579
Depreciation and amortization ......................            317              27             344
Segment profit (loss) ..............................            251          (1,775)         (1,524)
Segment assets .....................................         16,006              --          16,006
Expenditures for long-lived assets .................            981             134           1,115

Year ended December 31, 1996

Revenues from external customers ...................     $   27,550      $      848      $   28,398
Depreciation and amortization ......................            356              14             370
Segment profit (loss) ..............................          1,242            (525)            717
Segment assets .....................................         10,941             362          11,303
Expenditures for long-lived assets .................            294              77             371

Reconciliation to Consolidated Amounts                            Years ended December 31,
                                                         ------------------------------------------
                                                               1998            1997            1996
                                                         ----------      ----------      ----------

Total depreciation and amortization
  for reportable segments ..........................     $      369      $      344      $      370
Unallocated amount
  for corporate headquarters .......................            201             192             164
                                                         ----------      ----------      ----------
Total consolidated depreciation
  and amortization .................................     $      570      $      536      $      534
                                                         ==========      ==========      ==========

Profit or Loss

Total profit or loss for reportable segments .......     $    3,592      $   (1,524)     $      717
Unallocated amounts
  Corporate headquarters ...........................           (839)           (455)           (636)
  Rental income, net ...............................            644             465             428
  Gain from life insurance proceeds ................            218              --              --
  Interest, net ....................................           (710)           (490)           (329)
  Gain (loss) on sale of equipment .................             --             306             (97)
  Other ............................................             29              17               1
                                                         ----------      ----------      ----------
Consolidated earnings (loss) before
  income taxes and equity in losses
  of unconsolidated subsidiary .....................     $    2,934      $   (1,681)     $       84
                                                         ==========      ==========      ==========

Assets
Total assets for reportable segments ...............     $   16,720      $   16,006      $   11,303
Corporate headquarters and rental property .........          5,760           7,882           6,750
                                                         ----------      ----------      ----------
  Total consolidated assets ........................     $   22,480      $   23,888      $   18,053
                                                         ==========      ==========      ==========

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


Geographic Information

Napco's sales by geographic region for the last three years were as follows (in thousands):

                                                                  Years ended December 31,
                                                         ------------------------------------------
                                                               1998            1997            1996
                                                         ----------      ----------      ----------
United States
     and Canada ....................................     $   20,036      $   14,264      $   16,461
Europe .............................................          5,921           4,595           4,037
Far East ...........................................         10,778           3,974           4,791
Mediterranean and
     Middle East ...................................          3,904           1,989           1,051
Latin America ......................................          1,044           1,910             899
Africa .............................................             30             117             311
                                                         ----------      ----------      ----------
                                                         $   41,713      $   26,849      $   27,550
                                                         ==========      ==========      ==========


Sales are attributed to countries based on the location of the customer. All long-lived assets are located in the United States.

Major Customers

During 1998, sales to a customer in one foreign country accounted for 20 percent of Napco's sales. During 1997 and 1996, no sales to customers in foreign countries accounted for more than 10 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $19,821,000, $13,952,000 and $15,795,000 in 1998, 1997 and 1996 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 1998 and 1997, sales to U.S. government agencies accounted for 35 and 10 percent of Napco sales. During 1997 and 1996, sales to one other customer in the United States accounted for 23 and 32 percent of Napco sales. However, historically there has not been a reliance on any one customer.


NOTE 16 - COMPREHENSIVE INCOME

The company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective January 1, 1998. SFAS No. 130 established standards for the reporting and display of an amount representing comprehensive income and its components as part of the company's basic financial statements. Comprehensive income includes certain non-owner changes in equity that currently are excluded from net income. Because the company historically has not experienced transactions that would be included in comprehensive income, the adoption of SFAS No. 130 did not have any effect on the consolidated financial position, results of operations, or cash flows of the company. Comprehensive income for the year ended December 31, 1998 equals net income.

NOTE 17 - SUBSEQUENT EVENT

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997 AND 1996


On February 17, 1999, the company entered into an agreement to redeem its 45 percent interest in Atio USA for $1,000,000 plus warrants to acquire additional securities of Atio USA representing 300,000 common shares. The redemption agreement is subject to Atio USA raising additional equity capital of at least $5,000,000 from a third party on or prior to July 31, 1999.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Venturian Corp.


         We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                              /S/ GRANT THORNTON LLP



Minneapolis, Minnesota
February 5, 1999 (except for Note 17,
 as to which the date is February 17, 1999)

VENTURIAN CORP. AND SUBSIDIARIES
Quarterly Financial Data
(In thousands, except per share data)
(Unaudited)

                                       First Quarter           Second Quarter         Third Quarter           Fourth Quarter
                                    1998(a)     1997(a)      1998      1997(a)      1998      1997(a)      1998(c)   1997(a)(b)
                                    -------     -------     -------    -------     -------    -------      -------   ----------
Net sales ......................    $ 7,396     $ 6,743     $12,679    $ 8,078     $12,209    $ 4,714      $ 9,429     $ 8,044

Gross profit ...................      2,364       1,752       3,424      2,247       3,544      1,252        2,625       2,403

Net earnings (loss) ............       (188)       (896)        482       (355)      1,016     (1,293)         521         219

Earnings (loss) per share
  Basic ........................    $  (.17)    $  (.79)    $   .43    $  (.31)    $   .85    $ (1.15)     $   .43     $   .19
  Diluted ......................       (.17)       (.79)        .41       (.31)        .80      (1.15)         .40         .19

(a) Net earnings (loss) per share and stock price data have been restated to reflect the three-for-two stock split that was effective April 15, 1998.

(b) As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting.

(c) During the fourth quarter of 1998, the company recorded a $163,000 reduction of income tax expense to adjust to the company's annual effective tax rate. The effect of the adjustment was to increase basic net earnings per share by $.13 for the quarter and diluted net earnings per share by $.12 for the quarter.


Market Quotations

  High .........................    $  7.50     $  8.83     $  8.00    $  8.17     $  7.38    $  7.50     $ 10.25     $  7.25
  Low ..........................       5.83        5.42        6.00       6.33        6.00       6.00        6.50        6.09

Stock prices are based upon the high and low sales prices of Venturian Corp.
(VENT) as quoted on the NASDAQ Stock Market's National Market. Market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual market transactions.

VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(In thousands, except per share data)

                                                                1998         1997         1996        1995         1994
                                                            --------     --------     --------    --------     --------
Net sales ..............................................    $ 41,713     $ 27,579     $ 28,398    $ 24,845     $ 25,206


Earnings (loss) from continuing
  operations before equity in losses of
  unconsolidated subsidiary
  and discontinued operations ..........................       2,871       (1,681)          84         937          267

Equity in losses of unconsolidated subsidiary ..........      (1,040)        (644)          --          --           --

Discontinued operations ................................          --           --           --      (1,095)      (3,235)

Net earnings (loss) ....................................    $  1,831     ($ 2,325)    $     84    ($   158)    ($ 2,968)

PER SHARE DATA

Net earnings (loss) per share - Basic
  Earnings (loss) from continuing
    operations before discontinued operations ..........    $   1.57     $  (2.06)    $    .07    $    .83     $    .24

  Discontinued operations ..............................          --           --           --        (.97)       (2.89)

  Net earnings (loss) per share - Basic ................        1.57        (2.06)         .07        (.14)       (2.65)

Net earnings (loss) per share - Diluted
  Earnings (loss) from continuing
    operations before discontinued operations ..........        1.50        (2.06)         .07         .83          .24

  Discontinued operations ..............................          --           --           --        (.97)       (2.89)

  Net earnings (loss) per share - Diluted ..............        1.50        (2.06)         .07        (.14)       (2.65)

Year end stock price ...................................    $   7.75     $   6.17     $   5.42    $   3.33     $   3.83


Shareholders of record at year end .....................         446          501          537         724          591


FINANCIAL POSITION

Working capital ........................................    $  9,009     $  4,951     $  4,984    $  6,181     $  6,515
Current ratio ..........................................         3.2          1.6          2.2         2.0          2.4
Total assets ...........................................    $ 22,480     $ 23,888     $ 18,053    $ 20,316     $ 19,111
Long-term liabilities at year end ......................       6,604        6,233        3,442       3,755        3,971