Form 10-K405, Exhibit 13
period 1999-12-31
VENTURIAN CORP
filed 2000-03-15
CIK 745756

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

            With respect to Napco International, one of the primary risks relates to its export sales, which could be affected by political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries. Management believes that these risks are reduced by Napco's wide geographic and product diversification. While historically there has not been a reliance on one single customer, during 1999, sales to customers in one foreign country accounted for 14 percent of Napco's sales. During 1998, sales to customers in one other foreign country accounted for 20 percent of Napco's sales. Sales to U.S. government agencies accounted for less than 10 percent of Napco's sales in 1999, and were 35 and 10 percent of Napco sales during 1998 and 1997. Sales to one other customer in the United States accounted for approximately 23 percent of Napco sales during 1997. Other factors, such as competition, the potential for labor disputes and interruption in sources of supply also could cause results to differ.

Unconsolidated Subsidiary

            In October 1997, the company entered into a joint venture agreement that reduced the company's ownership of Venturian Software, Inc. to 45 percent effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. Prior to October 1, 1997, Venturian Software, Inc. was included in the company's results of operations. As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting. The company recorded $1,040,000 and $644,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998 and for the three months ended December 31, 1997. The company's investment in Atio USA was fully written off during 1998.

Net Sales

            Consolidated net sales were $22,464,000, $41,713,000 and $27,579,000 for the years ended December 31, 1999, 1998 and 1997.

            Based on beginning backlog of $12,266,000, management expected that Napco sales of $22,464,000 in 1999 would not be at the same level as in 1998 (see Backlog). Napco sales increased significantly in 1998 to $41,713,000, compared to 1997 sales of $26,849,000. Sales in 1998 included shipments against two large programs, which were substantially shipped by 1998 year-end. The largest program, which was a $15,987,000 contract with the U.S. Army Tank and Automotive Command for upgrade kits for the M113 armored personnel carrier, contributed $14,071,000 to Napco sales for the year. The second program, which was an $8,200,000 contract to repower M41 light tanks, contributed $8,082,000 to Napco sales for the year.

            Atio USA sales included in results of operations were $730,000 for the nine months ended September 30, 1997.

Cost of Products Sold

            Consolidated cost of products sold was 74 percent, 71 percent and 72 percent of net sales for the years ended December 31, 1999, 1998 and 1997.

            Napco markets a wide variety of defense-related products, with relatively high variation in profit margin from product to product. Nonetheless, cost of products sold has remained relatively stable at approximately 74 percent, 71 percent and 72 percent of Napco sales in 1999, 1998 and 1997. Cost of products sold for electronics products is typically higher than for vehicle related products. In 1999, sales of electronics products with cost of products sold of 81 percent comprised approximately 22 percent of Napco's total sales, which resulted in a slightly higher cost of products sold for the year. In 1998 and 1997, sales of electronics products comprised approximately 9 and 11 percent of Napco's total sales.

            Cost of products sold was 11 percent of Atio USA net sales for the nine months ended September 30, 1997.

Operating Expenses

            Consolidated operating expenses were $7,646,000 in 1999, compared with $9,204,000 in 1998 and $9,633,000 in 1997.

            Napco operating expenses were $6,864,000, $8,365,000 and $6,754,000 for the years ended December 31, 1999, 1998 and 1997.

            In 1999, Napco sales and marketing expenses were $3,068,000, including commission expense of $539,000. In 1998, Napco sales and marketing expenses totaled $3,536,000, including commission expense of $663,000. In 1997, Napco sales and marketing expenses were $2,992,000, including commission expense of $459,000. Commission expense was 2.4 percent of net sales in 1999, 1.6 percent of net sales in 1998, and 1.7 percent of net sales in 1997. Commission expense as a percent of net sales was lower in 1998 and 1997 because a higher proportion of Napco sales were to the U.S. government and to domestic customers on which no commission is paid.

            Napco sales and marketing expenses, excluding commission expense, were $2,529,000 in 1999, $2,873,000 in 1998 and $2,533,000 in 1997. Advertising,
travel and Napco's participation in trade shows decreased compared with 1998 and 1997, contributing to lower expense levels. In addition, bad debt expense and late shipment costs decreased in 1999. In 1998, higher costs were partially attributable to increased travel expenses and other costs related to the $8.2 million repower program. Excluding commission expense, sales and marketing expenses were approximately 11 percent of net sales in 1999, approximately 7 percent of net sales in 1998 and approximately 9 percent of net sales in 1997.

            Napco administrative expenses were $1,936,000, $2,942,000 and $1,972,000 in 1999, 1998 and 1997. In 1998, administrative costs were higher primarily due to incentive compensation accruals.

            Napco warehousing expense was $1,860,000 and $1,887,000 in 1999 and 1998. Napco warehousing expense was $1,790,000 in 1997. Warehousing expense was approximately 8, 5 and 7 percent of net sales in 1999, 1998 and 1997. Napco warehousing expense increased in 1998 to $1,887,000, primarily due to additional warehousing costs incurred due to costs related to the $15.9 million U.S. government program. In 1999, Napco continued to incur similar costs in connection with a follow-on order to this program for $4.5 million, which is expected to be shipped in the first quarter of 2000.

            Atio USA operating expenses totaled $2,424,000 for the nine months ended September 30, 1997, including sales and marketing expenses of $1,107,000 and administrative expenses of $1,317,000.

            Corporate overhead expenses were $782,000, $839,000 and $455,000 for the years ended December 31, 1999, 1998 and 1997. Management expected that corporate overhead would increase in 1998 due to the hiring of a new company president as well as costs incurred in connection with retaining an investment banking firm to assist with the company's strategy to pursue acquisitions in the consolidating defense industry, as well as retaining a public relations firm to bring attention to the company's activities.

Operating Profit (Loss)

            The company reported a consolidated operating loss of $1,697,000 in 1999, a consolidated operating profit of $2,753,000 in 1998 and a consolidated operating loss of $1,979,000 in 1997.

            In 1999, Napco generated an operating loss of $915,000, primarily as a result of decreased sales. Napco generated operating profits of $3,592,000 and $251,000 for the years ended December 31, 1998 and 1997. In 1998, operating profits increased substantially over the prior year primarily as a result of significantly higher sales. Operating profits in 1997 were low due to a 3 percent decrease in sales, and also due to an increase in operating expenses, which were incurred in connection with orders that did not have an impact on sales until 1998.

            Atio USA generated operating losses of $1,775,000 for the nine months ended September 30, 1997.

Other Income (Expense)

            Rental income, net of expenses, was $612,000, $644,000 and $465,000 in 1999, 1998 and 1997, and was derived from rental real estate owned by the company (see Note 4 to the Consolidated Financial Statements). Rental income increased substantially in 1998 due to increased occupancy rates as well as to decreased utility and maintenance costs.

            The company recorded a gain of $817,000 during 1999 as a result of the demutualization of Manulife Financial Corporation in September 1999. The company holds investments in certain life insurance policies issued by Manulife Financial Corporation, and the gain was recorded based on the price of the shares issued to the company on the date of the demutualization.

            In November 1999, the company agreed to a litigation settlement related to broker fees claimed in connection with the Atio USA Corporation, Inc. joint venture agreement (see Note 3), and incurred settlement costs totaling $284,000.

            Interest expense was $594,000, $782,000 and $512,000 in 1999, 1998 and 1997. Interest expense was lower in 1999 due to lower levels of borrowing against the company's line of credit. Interest expense in 1998 increased as a result of the refinancing of the company's rental real estate in September 1997 and due to increased borrowings against the company's line of credit to fund operations. Interest expense also includes interest related to the company's deferred compensation plan (see Note 8 to the Consolidated Financial Statements).

Income Taxes

            The company had no income tax expense or benefit for the years ended December 31, 1999 and 1997. The company did not record a tax benefit for 1999 and 1997 because the company was unable to carry back the losses, and future use cannot be assured. The company recorded income tax expense of $63,000 for the year ended December 31, 1998. While the company had net operating loss carryforwards sufficient to offset a substantial portion of its taxable income in 1998, income tax expense was attributable to alternative minimum tax. At December 31, 1999, the company had approximately $1,600,000 of federal net operating loss carryforwards and $2,000,000 of state net operating loss carryforwards, which expire through the year 2014.

Backlog

            Napco's order backlog totaled $23,413,000 at December 31, 1999, compared with $12,266,000 at December 31, 1998. Napco booked nearly $35 million in new orders in 1999, including a a $4.5 million order from the U.S. Tank-Automotive Armaments Command (TACOM) upgrade kits for M113 personnel carriers. The order backlog was $36,687,000 at December 31, 1997, which included two significant orders - a $15,987,000 order for M113 upgrade kits, and an $8,200,000 contract from a foreign government for repowering kits for M41 light tanks. These contracts were substantially completed during 1998 (see Net Sales). Management expects that nearly all of the balance of its December 31, 1999 backlog will be filled during 2000. Year-end backlog can indicate the level of sales in the subsequent year. Therefore, management expects that sales will increase in 2000 compared with 1999 sales levels based on December 31, 1999 backlog.


Management's Discussion and Analysis of Financial Condition

            The company's current ratio was 2.2 to one at December 31, 1999, compared with 3.2 to one at the end of 1998. Long-term debt at December 31, 1999 totaled $4,179,000 and was approximately 18 percent of total assets at year-end 1999. Cash and cash equivalents at December 31, 1999 decreased to $1,249,000, from $3,009,000 at the end of last year.

            Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement provides that cash or letter of credit advances be collateralized by the cash surrender value of certain of the company's life insurance policies, certain accounts receivable and inventory, or a restricted cash balance.

            Advances on the $4,000,000 line of credit bear interest at the bank's base rate. At December 31, 1999, approximately $2,782,000 was available for cash and letter of credit advances pursuant to the agreement. There were no cash advances outstanding against this line of credit at December 31, 1999 and 1998, and approximately $1,218,000 and $729,000 in letter of credit advances were outstanding.

            Napco has additional lines of credit available for international transactions on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions, which were collateralized by a restricted cash balance, totaled $545,000 and $790,000 as of December 31, 1999 and 1998.

            As of October 1, 1997, Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting. Proceeds from a joint venture agreement were used to fund the operations of Atio USA.

            In December 1999, the company entered into an agreement and plan of merger whereby Atio USA will merge with and into CE Software Holdings, Inc. (Nasdaq:CESH). At the time of the merger, CESH's operating subsidiary, CE Software, Inc., will be spun off through the distribution of all of its stock to CESH's shareholders. CESH will remain a public company and its shares are expected to initially be traded on the Nasdaq SmallCap Market. The terms of the merger agreement provide for Venturian to receive 236,842 shares of CESH in exchange for its existing interest in Atio USA. The agreement also requires Venturian, either by exchange of indebtedness, by cash or by a combination, to purchase 148,900 shares of CESH common stock for $964,872, at the date of merger, or it will forfeit a similar amount of shares. Upon completion of the merger, Venturian will own approximately 385,000 shares of CESH. The shares will be unregistered and subject to customary trading restrictions.

            In connection with the merger agreement, the company advanced Atio USA $150,000 as a loan to provide for short-term funding requirements. The loan is collateralized by an interest in the assets of Atio USA and will be offset against the $964,872 owed by Venturian upon closing of the merger agreement.

            There are several parties to the merger in addition to Venturian, Atio USA and CESH. The completion of the merger is subject to various terms and conditions, as set forth in the agreement, including shareholder approval by CESH shareholders and additional private equity financing for CESH. Accordingly, there can be no assurance that the merger will be consummated. On February 25, 2000, the merger agreement was amended to extend the closing date from February 29, 2000 to April 30, 2000.

            During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 69,305 shares of Venturian Corp. common stock at $6.36 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $7.27 per share into 69,305 shares of common stock, at the option of Quarterdeck, during the period from November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would own approximately 13 percent of Venturian common stock. Upon written request of Quarterdeck, the company has agreed to nominate the president of Quarterdeck to the Board of Directors of the company at the next annual meeting of shareholders of the company. In addition, Gary B. Rappaport, Chairman of the Board of the company, has entered into a separate voting agreement whereby he has agreed to vote his shares in support of the Quarterdeck nominee. Quarterdeck has notified the company that it intends to request that the company nominate Quarterdeck's president to the Board of Directors at the annual meeting of shareholders in 2000. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 38,500 shares of Venturian Corp. common stock in the open market. As of December 31, 1999, Quarterdeck and its affiliates have purchased 41,800 shares of Venturian Corp. common stock in the open market.

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

            Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 1999.

Year 2000 Analysis

            The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000.

            The company incurred approximately $225,000 on hardware and software products and services for its internal information systems to insure Y2K compliance. All costs for Y2K compliance have been expensed in the period incurred and have been paid for from operating funds. The impact of Y2K on the company has not been material and the company does not anticipate any additional expenditures in connection with Y2K issues. While the company has not completed an assessment of the estimated internal time and associated wages for compliance activities, it estimates that its total compliance cost (including external expenditures and internal resources) was approximately $300,000. Y2K compliance will continue to be monitored by the company to ensure that future compliance issues are identified and resolved.

Shareholder Information

            The company paid a quarterly dividend of $.045 per share to shareholders on September 30, 1999. Total dividends paid per share were $.09 for the year ended December 31, 1999.

            The company's Board of Directors declared an eleven-for-ten stock split in August 1999. The stock split was effected on October 15, 1999 to shareholders of record on September 30, 1999. In February 1998, the company's Board of Directors declared a three-for-two stock split based on a record date of April 15, 1998. The stock split was effected on April 30, 1998.


            The company's common stock is traded on the Nasdaq Stock Market's National Market. In December 1999, Nasdaq notified the company that it was not in compliance with Nasdaq's public float requirement, which requires a minimum value of $5,000,000 for the company's public float. The company was given until March 6, 2000 to remedy this deficiency. The company believes that this deficiency had been remedied prior to March 6, 2000, and has requested and been granted a hearing on April 6, 2000 at which Nasdaq will review documentation provided by the company demonstrating what the company believes to be its compliance. If the the outcome of the hearing is not favorable, the company's common stock could be delisted from Nasdaq's National Market and the company would seek inclusion on the Nasdaq SmallCap Market. The company believes it meets, and will continue to meet, the inclusion standards for the Nasdaq SmallCap Market. The company does not believe that listing on the SmallCap Market would have an adverse effect on the price and liquidity of the company's common stock.

            On February 10, 2000, the Board authorized the repurchase up to five percent of the company's then outstanding shares of common stock. A buy-back of the company's shares at current market prices, which are significantly below book value, represents an opportunity to increase per share value for the company's remaining shareholders. As of March 6, 2000, 23,000 shares had been repurchased at an average price of $5.92 per share.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

                                                                                        Year ended December 31,
                                                                             -------------------------------------------
                                                                                 1999            1998            1997
                                                                             -----------     -----------     -----------
Net sales ...............................................................    $    22,464     $    41,713     $    27,579

Cost of products sold ...................................................         16,515          29,756          19,925
                                                                             -----------     -----------     -----------
  Gross profit ..........................................................          5,949          11,957           7,654

Operating expenses
  Sales and marketing ...................................................          3,068           3,536           4,099
  Administrative ........................................................          2,718           3,781           3,744
  Warehousing ...........................................................          1,860           1,887           1,790
                                                                             -----------     -----------     -----------
    Total operating expenses ............................................          7,646           9,204           9,633
                                                                             -----------     -----------     -----------

Operating profit (loss) .................................................         (1,697)          2,753          (1,979)

Other income (expense)
  Interest income .......................................................             61              72              22
  Rental income, net of expenses ........................................            612             644             465
  Gain from demutualization .............................................            817              --              --
  Gain from life insurance proceeds .....................................             --             218              --
  Gain (loss) on sale of property and equipment .........................             --              --             306
  Interest expense ......................................................           (594)           (782)           (512)
  Litigation settlement .................................................           (284)             --              --
  Other .................................................................              6              29              17
                                                                             -----------     -----------     -----------
                                                                                     618             181             298
                                                                             -----------     -----------     -----------

Earnings (loss) before income taxes and
  equity in losses of unconsolidated subsidiary .........................         (1,079)          2,934          (1,681)

Income taxes ............................................................             --              63              --
                                                                             -----------     -----------     -----------

Earnings (loss) before equity in losses of unconsolidated subsidiary ....         (1,079)          2,871          (1,681)

Equity in losses of unconsolidated subsidiary ...........................             --          (1,040)           (644)
                                                                             -----------     -----------     -----------


NET EARNINGS (LOSS) .....................................................    $    (1,079)    $     1,831     $    (2,325)
                                                                             ===========     ===========     ===========


Net earnings (loss) per share - Basic ...................................    $      (.81)    $      1.43     $     (1.87)
                                                                             ===========     ===========     ===========

Net earnings (loss) per share - Diluted .................................    $      (.81)    $      1.35     $     (1.87)
                                                                             ===========     ===========     ===========

Weighted average shares outstanding
 Basic ..................................................................      1,337,095       1,283,822       1,240,576
 Diluted ................................................................      1,337,095       1,360,864       1,240,576

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

                                                                       December 31,
                                                                   1999            1998
                                                                -----------     -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ................................    $     1,249     $     3,009
  Restricted cash ..........................................            545             790
  Marketable securities ....................................            402              --
  Accounts receivable, less allowance
    for doubtful accounts of $200 in
    1999 and $217 in 1998 ..................................          4,443           4,579
  Inventories ..............................................          6,736           4,587
  Prepaid expenses and other ...............................            242             223
                                                                -----------     -----------

    Total current assets ...................................         13,617          13,188

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements ...............................          1,929           1,916
  Equipment ................................................          6,235           6,144
                                                                -----------     -----------
                                                                      8,164           8,060
  Less accumulated depreciation and amortization ...........          6,021           5,739
                                                                -----------     -----------
                                                                      2,143           2,321
  Land .....................................................            230             230
                                                                -----------     -----------
                                                                      2,373           2,551

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $220 in 1999 and 1998 ...........          3,740           3,445
  Rental real estate, net of accumulated
    depreciation of $734 in 1999 and $572 in 1998 ..........          2,781           2,891
  Other ....................................................            335             405
                                                                -----------     -----------
                                                                      6,856           6,741
                                                                -----------     -----------

                                                                $    22,846     $    22,480
                                                                ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft ...........................................    $       348     $       161
  Current maturities of long-term debt .....................            230             211
  Accounts payable .........................................          1,930           1,565
  Advances from customers ..................................          2,207              36
  Accrued liabilities
    Payroll and related benefits ...........................            487             986
    Other ..................................................            977             849
  Deferred revenue .........................................             --             371
                                                                -----------     -----------

    Total current liabilities ..............................          6,179           4,179

LONG-TERM DEBT, LESS CURRENT MATURITIES ....................          4,179           4,424

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS ..........          1,961           2,180

COMMITMENTS AND CONTINGENCIES ..............................             --              --

SHAREHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 1,340,589 in 1999 and 1,333,715 in 1998 ..          1,341           1,334
  Additional contributed capital ...........................         15,917          15,894
  Accumulated deficit ......................................         (6,731)         (5,531)
                                                                -----------     -----------
                                                                     10,527          11,697
                                                                -----------     -----------

                                                                $    22,846     $    22,480
                                                                ===========     ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

                                                                                        Years ended December 31,
                                                                             -------------------------------------------
                                                                                 1999            1998            1997
                                                                             -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss) ...................................................    $    (1,079)    $     1,831     $    (2,325)
  Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization .....................................            582             570             536
      Gain from demutualization .........................................           (817)             --              --
      Gain on sale of property and equipment ............................             --              --            (306)
      Issuance of common stock for services .............................             23              31              25
      Gain from life insurance proceeds .................................             --            (218)             --
      Equity in losses of unconsolidated subsidiary .....................             --           1,040             644
      Change in assets and liabilities, net of effect
        of change in ownership of subsidiary in 1997:
          Restricted cash ...............................................            245            (699)            (26)
          Accounts receivable ...........................................            286           2,230          (2,712)
          Inventories ...................................................         (2,149)            834          (1,753)
          Prepaid expenses and other ....................................            (19)            228            (268)
          Other .........................................................             53             170            (319)
          Accounts payable ..............................................            365          (1,781)          1,380
          Advances from customers .......................................          2,171            (446)            254
          Accrued liabilities ...........................................           (371)            719              10
          Deferred revenue ..............................................           (371)             89             282
          Deferred compensation and
            postretirement benefits .....................................            193             266             245
          Payments on deferred compensation
            and postretirement benefits .................................           (412)           (365)           (349)
                                                                             -----------     -----------     -----------
      Total adjustments .................................................           (221)          2,668          (2,357)
                                                                             -----------     -----------     -----------

  Net cash provided by (used in) operating activities ...................         (1,300)          4,499          (4,682)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of marketable securities ..........................            415              --              --
  Purchase of property and equipment ....................................           (242)           (753)         (1,126)
  Improvements to rental real estate ....................................            (52)            (98)           (206)
  Increase in cash surrender value ......................................           (295)           (304)           (318)
  Proceeds from life insurance ..........................................             --             961              --
  Proceeds from the sale of property and equipment ......................             --              --             490
  Net advances on note receivable from unconsolidated subsidiary ........           (150)             --            (308)
  Other .................................................................             17             (17)             60
                                                                             -----------     -----------     -----------

  Net cash used in investing activities .................................           (307)           (211)         (1,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft ........................................................            187            (514)            266
  Proceeds from line of credit ..........................................          2,200          10,900           8,550
  Payments on line of credit ............................................         (2,200)        (13,100)         (6,350)
  Proceeds from long-term debt ..........................................             26             925           4,031
  Payments on long-term debt ............................................           (252)           (437)         (1,170)
  Proceeds from life insurance loans ....................................             --              --             220
  Payments of dividends .................................................           (121)             --              --
  Proceeds from issuance of common stock ................................              7             474               5
                                                                             -----------     -----------     -----------

  Net cash provided by (used in) financing activities ...................           (153)         (1,752)          5,552
                                                                             -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents ....................         (1,760)          2,536            (538)
Beginning cash and cash equivalents .....................................          3,009             473           1,011
                                                                             -----------     -----------     -----------

Ending cash and cash equivalents ........................................    $     1,249     $     3,009     $       473
                                                                             ===========     ===========     ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 1999, 1998 and 1997
(In thousands)

                                                                         ADDITIONAL
                                                            COMMON      CONTRIBUTED    ACCUMULATED
                                                             STOCK        CAPITAL        DEFICIT          TOTAL
                                                         -----------    -----------    -----------     -----------
Balance at January 1, 1997 ..........................    $     1,240    $    14,186    $    (5,037)    $    10,389
  Effect of equity transactions of
    unconsolidated subsidiary .......................             --          1,267             --           1,267
  Issuance of common stock ..........................              3             27             --              30
  Net loss for 1997  ................................             --             --         (2,325)         (2,325)
                                                         -----------    -----------    -----------     -----------

Balance at December 31, 1997  .......................          1,243         15,480         (7,362)          9,361

  Issuance of common stock ..........................             91            414             --             505
  Net earnings for 1998  ............................             --             --          1,831           1,831
                                                         -----------    -----------    -----------     -----------

Balance at December 31, 1998  .......................          1,334         15,894         (5,531)         11,697

  Issuance of common stock ..........................              7             23             --              30
  Dividends at $.09 per share .......................             --             --           (121)           (121)
  Net loss for 1999  ................................             --             --         (1,079)         (1,079)
                                                         -----------    -----------    -----------     -----------

Balance at December 31, 1999 ........................    $     1,341    $    15,917    $    (6,731)    $    10,527
                                                         ===========    ===========    ===========     ===========

The accompanying notes are an integral part of these statements.

NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco) and Napco International Foreign Sales Corporation, and Napco's majority-owned subsidiary, International Precision Machining, Inc. On October 17, 1997, Atio Corporation USA, Inc. (Atio USA, see Note 3) became Venturian's 45 percent-owned subsidiary. Venturian's investment in Atio USA was reduced to 27 percent during 1999. Significant intercompany accounts and transactions have been eliminated in consolidation.


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

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The company considers its investments with an original maturity of three months or less to be cash equivalents. The company invests excess funds in reverse repurchase agreements for U.S. government securities. There were no U.S. government securities repurchased under agreements to resell at December 31, 1999. Substantially all the cash and cash equivalents were held at one financial institution in Minnesota at December 31, 1999.

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (in thousands):

                                               Years ended December 31,
                                            1999        1998         1997
                                            ----        ----         ----

Cash paid during the year for:
      Interest...........................   $420        $569         $288
      Income taxes.......................      6         129            3


As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting (see Note 3).

During 1997, the company made a capital contribution to Atio USA of $3,088,000, through the forgiveness of amounts due to the company and recorded increases of $1,267,000 to its additional contributed capital and to its investment in Atio USA due to the effect of equity transactions of Atio USA. During 1999, the company advanced Atio USA $150,000 (see Note 3).

Marketable Securities - The company's investments consist of equity securities which were obtained as a result of an insurance company demutualization. These investments are classified as available for sale, which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. At December 31, 1999, cost approximated market value for all securities using the specific identification method.

Accounts Receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

The company has granted credit to three customers whose accounts receivable balances as of December 31, 1999 were approximately $1,514,000.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $1,992,000 and $2,215,000 at December 31, 1999 and 1998, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four-year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate.

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

      Buildings and improvements...................   17-40 years
      Equipment....................................    3-15 years


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

Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. During 1997, Napco also entered into forward exchange contracts with a bank to hedge against exchange rate fluctuations related to such sales. Gains and losses on transactions in foreign currency and forward exchange contracts are included in results of operations. There were no forward exchange contracts outstanding at December 31, 1999 and 1998.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Net Earnings (Loss) Per Share - The company's basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. The company's diluted net earnings
(loss) per share is computed by dividing net earnings (loss), plus the interest expense (net of tax) applicable to convertible debentures in 1999 and 1998 by the weighted average number of outstanding common shares and common share equivalents relating to stock options and convertible debentures, when dilutive.

For the year ended December 31, 1998, 77,042 shares of common stock equivalents were included in the computation of diluted net earnings (loss) per share, including 28,877 shares of common stock equivalents based on the assumed conversion of convertible debentures (see Note 7). Options to purchase 267,638, 61,545 and 197,794 shares of common stock with a weighted average exercise price of $4.99, $6.32, and $4.19 were outstanding during the years ended December 31, 1999, 1998 and 1997, but were not included in the computation of diluted net earnings (loss) per share because to do so would have been anti-dilutive.

The company's Board of Directors declared an eleven-for-ten stock split in August 1999. The record date for the stock split was September 30, 1999 and the stock split was effected on October 15, 1999. Previously, the company's Board of Directors declared a three-for-two stock split in February 1998. The record date for the 1998 stock split was April 15, 1998 and the stock split was effected on April 30, 1998. The company's share and per share information has been restated to reflect the stock splits effected in 1999 and 1998.


NOTE 3 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Atio USA, formerly Venturian Software Enterprises, Inc. (Venturian Software), provides multimedia call center management integration software under the trade name Cybercall(R) to the e-commerce market.

Prior to October 1997, Venturian Software was a 90 percent owned subsidiary of Venturian Corp. and prior to December 1996 was an 80 percent owned subsidiary of Venturian Corp. Effective October 1, 1997, Venturian Corp. entered into a joint venture agreement with Venturian Software, Atio Corporation PTY Ltd. (Atio PTY) of South Africa, Atio Corporation International, Inc. (Atio International) and Venturian Software's minority shareholder and president, whereby Atio International acquired a 50 percent interest in Venturian Software through funding provided by Atio PTY.

Pursuant to the terms of the joint venture agreement, Venturian Software issued 2,000,000 shares of its common stock to Atio International in exchange for $3,500,000 to be paid in installments and a royalty-free license with respect to Atio International's AtioCall products. As a result of this transaction, Venturian Corp. owned 45 percent, Atio International owned 50 percent and Venturian Software's former president owned 5 percent of Venturian Software effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting. Venturian Corp.'s results of operations include all of the results of Atio USA for the nine months ended September 30, 1997 (see Note 14). Venturian Corp. recorded $1,040,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998 and $644,000 for the three months ended December 31, 1997. Venturian Corp.'s investment in Atio USA was fully written off during 1998. Due to additional financing provided by Atio International and the conversion of debt to stock, Venturian's investment in Atio USA was reduced to 27 percent during 1999.

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

In December 1999, the company entered into an agreement and plan of merger whereby Atio USA will merge with and into CE Software Holdings, Inc. (Nasdaq:CESH). At the time of the merger, CESH's operating subsidiary, CE Software, Inc., will be spun off through the distribution of all of its stock to CESH's shareholders. CESH will remain a public company and its shares are expected to initially be traded on the Nasdaq SmallCap Market. The terms of the merger agreement provide for Venturian to receive 236,842 shares of CESH in exchange for its existing interest in Atio USA. The agreement also requires Venturian, either by exchange of indebtedness, by cash or by a combination, to purchase 148,900 shares of CESH common stock for $964,872, at the date of merger, or it will forfeit a similar amount of shares. Upon completion of the merger, Venturian will own approximately 385,000 shares of CESH. The shares will be unregistered and subject to customary trading restrictions.

In connection with the merger agreement, the company advanced Atio USA $150,000 as a loan to provide for short-term funding requirements. The loan is collateralized by an interest in the assets of Atio USA and will be offset against the $964,872 owed by Venturian upon closing of the merger agreement.

There are several parties to the merger in addition to Venturian, Atio USA and CESH. The completion of the merger is subject to various terms and conditions, as set forth in the agreement, including shareholder approval by CESH shareholders and additional private equity financing for CESH.

The following is summarized financial information of Atio USA as of December 31, 1998 and for the year then ended and as of December 31, 1997 and for the three months then ended (in thousands):

                                                    December 31,
                                                  1998       1997
                                                 ------     ------
       Current assets........................   $   333    $   450
       Noncurrent assets.....................       452        228
       Current liabilities...................     2,639        446
       Non-current liabilities...............       500        500
       Shareholders' deficit.................    (2,354)      (268)
       Revenues..............................       697        154 (unaudited)
       Net loss .............................    (4,169)    (1,447)(unaudited)


NOTE 4 - RENTAL REAL ESTATE

The company's rental real estate consists of a 386,000 square foot multi-tenant building with twenty-seven tenants presently occupying space. Minimum rental commitments receivable in future years under non-cancelable long-term leases are $1,097,000 in 2000, $908,000 in 2001, and $661,000 in 2002 and $315,000 in 2003.

In 1996, the Minnesota Pollution Control Agency granted approval of the Phase II Investigation and Review of Remedial Alternatives Report and the Response Action Plan and Remedial Design Report submitted by a consultant retained by the company in connection with the environmental remediation of the property. Remediation recommended by the consultant at the property commenced in 1996 and was completed in 1997 with the exception of a groundwater monitoring program, which began in December 1996. In 1998, the MPCA issued a Certificate of Completion for the property.


NOTE 5 - LINES OF CREDIT

Napco has an agreement with a bank to provide a $4,000,000 line of credit for international transactions and cash advances. The agreement provides that cash or letter of credit advances be collateralized by the cash surrender value of certain of the company's life insurance policies, certain accounts receivable and inventory, or a restricted cash balance.

Advances on the $4,000,000 line of credit bear interest at the bank's base rate. At December 31, 1999, approximately $2,782,000 was available for cash and letter of credit advances pursuant to the agreement. There were no cash advances outstanding against this line of credit at December 31, 1999 and 1998 and approximately $1,218,000 and $729,000 in letter of credit advances were outstanding, respectively.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions, which were collateralized by a restricted cash balance, totaled $545,000 and $790,000 as of December 31, 1999 and 1998.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (in thousands):

                                                       1999         1998
                                                       ----         ----

Rental real estate mortgage (a)...................   $3,327       $3,350

Convertible debenture (b).........................      504          504

Mortgage payable (c)..............................      188          212

Other (d).........................................      390          569
                                                     ------       ------
                                                      4,409        4,635

Less current maturities...........................      230          211
                                                     ------       ------

                                                     $4,179       $4,424
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

(d) These obligations are collateralized by certain equipment and are payable in monthly installments, including interest at floating rates ranging from 1.0 to
2.0 percent over the prime rate.

Aggregate future maturities of long-term debt are $230,000 in 2000, $163,000 in 2001, $773,000 in 2002, $33,000 in 2003, $35,000 in 2004 and $3,175,000
thereafter.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value at December 31, 1999 and 1998.


NOTE 7 - CONVERTIBLE DEBENTURE AND SALE OF COMMON STOCK

During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 69,305 shares of Venturian Corp. common stock at $6.36 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $7.27 per share into 69,305 shares of common stock, at the option of Quarterdeck, during the period from November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would own approximately 13 percent of Venturian common stock. Upon written request of Quarterdeck, the company has agreed to nominate the president of Quarterdeck to the Board of Directors of the company at the next annual meeting of shareholders of the company. In addition, Gary B. Rappaport, Chairman of the Board of the company, has entered into a separate voting agreement whereby he has agreed to vote his shares in support of the Quarterdeck nominee. Quarterdeck has notified the company that it intends to request that the company nominate Quarterdeck's president to the Board of Directors at the annual meeting of shareholders of the company in 2000. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 38,500 shares of Venturian Corp. common stock in the open market. As of December 31, 1999, Quarterdeck and its affiliates have purchased 41,800 shares of Venturian Corp. common stock. Quarterdeck Public Equities, LLC is an affiliate of Quarterdeck Investment Partners, Inc., an investment banking firm focusing in the global aerospace and defense markets.


NOTE 8 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. The company had recorded $1,378,000 and $1,569,000 at December 31, 1999 and 1998 for its
liability related to
these agreements. Interest expense related to the deferred compensation agreements was $172,000, $198,000 and $205,000 for the years ended December 31, 1999, 1998 and 1997.


NOTE 9 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. At December 31, 1999 and 1998, the company had recorded $565,000 and $574,000 for the accumulated postretirement benefit obligation under this plan.

Net interest cost on the accumulated postretirement benefit obligation was $30,000, $32,000 and $32,000 for the years ended December 31, 1999, 1998 and
1997.

For measurement purposes, a 4 percent annual rate of increase in the per capita cost of covered medical and dental benefits was assumed for all years. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $36,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 1999, 1998 and 1997.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6 percent.


NOTE 10 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 1999, 1998 or 1997.

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

Assumptions used to calculate costs and actuarial present values are reviewed regularly by the company and its independent actuaries. A 7 percent discount rate and a 7.5 percent long-term rate of return on investments were used in the calculation in 1999, 1998 and 1997. An increase in compensation levels was not applicable. The funded status of the plan follows (in thousands):

                                                    Years ended December 31,
                                                  -----------------------------
                                                  1999        1998         1997
                                                  ----        ----         ----

Fair value of plan assets.....................    $820        $904         $907
Benefit obligation............................     804         851          834
                                                 -----       -----        -----
Excess plan assets............................   $  16       $  53        $  73
                                                 =====       =====        =====

Pension liability.............................   $ (42)      $ (60)       $ (60)
                                                 =====       =====        =====


NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 1999, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $310,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

The company has guaranteed certain office lease commitments of Atio USA totaling $60,000 as of December 31, 1999.

The company is subject to various legal proceedings in the normal course of business. Management believes the outcome of these proceedings will not have a material adverse effect on the company's financial position or results of operations.

In November 1999, the company agreed to a litigation settlement related to broker fees claimed in connection with the Atio USA Corporation, Inc. joint venture agreement (see Note 3), and incurred settlement costs totaling $284,000.

NOTE 12 - EMPLOYEE STOCK PLANS

The company has a stock option plan that provides participating employees the right to purchase common stock of the company through incentive and non-qualified stock options. Shares available for grant under this stock option plan expired in 1994. At December 31, 1999, options to purchase 48,180 shares were outstanding under this plan, all of which were exercisable.

In 1995, the company adopted and the shareholders approved a new stock option plan, which provides for the granting of options to purchase shares of the company's common stock. In May 1996, the shareholders approved an amendment to the plan to allow for an aggregate of 412,500 shares of the company's stock to be granted under the plan. At December 31, 1999, 185,595 shares were available for grant under this plan and options to purchase 226,905 shares were outstanding, of which 190,295 were exercisable.

Under both plans, incentive stock options may not be granted at a purchase price less than the fair market value of the common shares on the date of the grant (or, for an option granted to a person holding more than 10 percent of the company's voting stock, at less than 110 percent of fair market value). The term of each option under both plans is fixed at the date of grant and may not exceed ten years from the date the option is granted (except that an incentive stock option granted to a person holding more than 10 percent of the company's voting stock may be exercisable only for five years). Options may be made exercisable in whole or in installments. During 1998, 42,460 incentive stock options were granted to a holder of more than 10 percent of the company's voting stock. No other options have been granted to a person holding more than 10 percent of the company's voting stock in the last three years. No compensation expense has been recorded by the company in the previous three years.

A summary of the company's stock option transactions is as follows:

                                                                   Years ended December 31,
                                            ------------------------------------------------------------------------
                                                    1999                      1998                      1997
                                            --------------------      --------------------      --------------------
                                                        Weighted                  Weighted                  Weighted
                                                        Average                   Average                   Average
                                                        Exercise                  Exercise                  Exercise
                                             Shares       Price        Shares       Price        Shares      Price
                                             ------     --------       ------     ---------      ------     -------
Outstanding at beginning of year.......     241,175      $  4.94      217,305      $  4.43      204,848     $  4.09
Granted................................      36,000         5.42       45,760         6.95       51,150        5.92
Exercised..............................      (2,090)        3.74      (16,940)        4.22       (1,650)       3.48
Forfeited..............................          --           --       (4,950)        3.48      (20,543)       4.07
Expirations............................          --           --           --           --      (16,500)       5.50
                                            -------                   -------                   -------

Outstanding at end of year.............     275,085      $  5.01      241,175      $  4.94      217,305     $  4.43
                                            =======                   =======                   =======

Options exercisable at end of year.....     238,475      $  5.06      195,901      $  5.05      139,920     $  4.35
                                            =======                   =======                   =======

Weighted-average fair value of
 options granted during the year                         $  2.95                   $  3.41                  $  4.13

The following information applies to stock options that are outstanding at December 31, 1999:

                                  Options Outstanding                            Options Exercisable
                    ---------------------------------------------------    -------------------------------
                                       Weighted
                                       Average             Weighted                           Weighted
    Range of           Number         Remaining        Average Exercise      Number       Average Exercise
Exercise Prices     Outstanding    Contractual Life         Price          Exercisable          Price
---------------     -----------    ----------------         -----          -----------          -----
            >
 $3.03 to $ 3.49       93,995        7.00 years             $3.47             80,762            $3.48
 $4.85 to $ 7.06      181,090        5.65 years              5.81            157,713             5.87
                      -------                                                -------
                      275,085                                                238,475
                      =======                                                =======

The company's pro forma net earnings (loss) and net earnings (loss) per share had the fair value based method been used, are set forth below. These effects may not be representative of the future effects of applying this method.


(In thousands, except per share data)                Years ended December 31,
                                                  ----------------------------
                                                    1999      1998       1997
                                                  -------    -------    ------

    Net earnings (loss)        As reported......  $(1,079)   $ 1,831   $(2,325)
                               Pro forma........   (1,278)     1,672    (2,475)

    Net earnings (loss) per
      share - basic            As reported......  $  (.81)   $  1.43    $(1.87)
                               Pro forma........     (.96)      1.30     (1.99)

    Net earnings (loss) per
      share - diluted          As reported......  $  (.81)   $  1.35    $(1.87)
                               Pro forma........     (.96)      1.23     (1.99)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used in 1999, 1998 and 1997: expected volatility of 63.00, 59.00 and
67.00 percent; risk-free interest rates of 5.29, 5.58 and 5.98 percent; an expected life of five, five and seven years; and a dividend yield of 0.93 percent in 1999, and none in 1998 and 1997.

The company has a Key Employee Stock Purchase Plan for its officers and key employees under which the company provides loans for the employees to purchase shares of Venturian Corp. common stock on the open market. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value per share since the date of purchase. The company has also agreed to purchase the covered shares at the book value per share at the normal retirement age of the plan participant. The plan authorizes the purchase of 165,000 shares of common stock. Of the authorized shares, 93,002 shares have been purchased through December 31, 1999. The company's obligation to repurchase the outstanding shares under the plan at December 31, 1999 was approximately $220,000.


NOTE 13 - INCOME TAXES

The components of income tax expense were as follows (in thousands):

                                               Years ended December 31,
                                          --------------------------------
                                          1999         1998           1997
                                          ----         ----           ----
Current expense ......................   $   --       $   63         $   --
Deferred expense......................       --           --             --
                                         ------       ------         ------
                                         $   --       $   63         $   --
                                         ======       ======         ======

Income tax expense (benefit) for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary due to the following (in thousands):

                                                      Years ended December 31,
                                                   ----------------------------
                                                   1999        1998        1997
                                                   ----        ----        ----
Expected income tax expense (benefit)
  at statutory rate............................  $ (367)     $  998      $ (572)
Difference in tax resulting from:
    Allocation of net deferred tax
       asset to deconsolidated subsidiary (a)..      --          --         424
    Change in valuation allowance (b)..........     426        (771)        206
    Effect of cash surrender value.............     (60)       (120)        (60)
    Other......................................       1         (44)          2
                                                 ------      ------      ------
Actual income tax expense......................  $   --      $   63      $   --
                                                 ======      ======      ======
Actual income tax expense
  percentage...................................     N/A         2.2%        N/A

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

Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities were as follows at December 31 (in thousands):

                                                         1999          1998
                                                         ----          ----
Deferred tax assets:
  Deferred compensation and
    retirement benefits............................   $   704       $   777
  Inventory........................................       941           571
  Alternative minimum tax credit carryforwards.....       142           186
  Net operating loss carryforwards.................       597           361
  Investment in unconsolidated subsidiary..........       601           601
  Other............................................       396           315
                                                      -------       -------
                                                        3,381         2,811
  Valuation allowance..............................    (3,169)       (2,743)
                                                      -------       -------
                                                          212            68
Deferred tax liabilities:
  Gain on demutualization..........................      (146)           --
  Depreciation.....................................       (66)          (68)
                                                      -------       -------
                                                      $    --       $    --
                                                      =======       =======


At December 31, 1999 the company had approximately $1,600,000 of federal net operating loss carryforwards and $2,000,000 of state net operating loss carryforwards, which expire through the year 2014.


NOTE 14 - SEGMENT INFORMATION

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. SFAS No. 131 requires the company to disclose financial and other information about its business segments, their products and services, geographic areas, sales, profits, assets and other information.

During 1999 and 1998, the company had one reportable segment: Napco defense-related products. Napco manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles. During 1997, the company had two reportable segments: Napco defense-related products and Atio software products. Atio provides multimedia call center management integration software under the trade name Cybercall(R) to the e-commerce market.


Segment information for the company is as follows (in thousands):


Year ended December 31, 1997                              Napco            Atio
                                                Defense-related        Software
                                                       Products        Products           Total
                                                       --------        --------           -----
Revenues from external customers................       $ 26,849       $    730        $ 27,579
Depreciation and amortization...................            317             27             344
Segment profit (loss)...........................            251         (1,775)         (1,524)
Segment assets..................................         16,006             --          16,006
Expenditures for long-lived assets..............            981            134           1,115


Reconciliation to Consolidated Amounts                         Years ended December 31,
                                                       ----------------------------------------
                                                           1999           1998            1997
                                                           ----           ----            ----
Total depreciation and amortization
  for reportable segments.......................       $    393       $    369        $    344
Unallocated amount
  for corporate headquarters....................            189            201             192
                                                       --------       --------        --------
Total consolidated depreciation
  and amortization..............................       $    582       $    570        $    536
                                                       ========       ========        ========

Profit or Loss
Total profit or loss for reportable segments....       $   (915)         3,592        $ (1,524)
Unallocated amounts
  Corporate headquarters........................           (782)          (839)           (455)
  Rental income, net............................            612            644             465
  Gain from demutualization.....................            817             --              --
  Gain from life insurance proceeds.............             -             218              --
  Interest, net.................................           (533)          (710)           (490)
  Gain (loss) on sale of equipment..............             --             --             306
  Other.........................................           (278)            29              17
                                                       --------       --------        --------
Consolidated earnings (loss) before
  income taxes and equity in losses
  of unconsolidated subsidiary..................       $ (1,079)      $  2,934        $ (1,681)
                                                        ========       =======        ========

Assets
Total assets for reportable segments............        $17,590       $ 16,720        $ 16,006
Corporate headquarters and rental property......          5,256          5,760           7,882
                                                       --------       --------        --------
  Total consolidated assets.....................       $ 22,846       $ 22,480        $ 23,888
                                                       ========       ========        ========


Geographic Information

Napco's sales by geographic region for the last three years were as follows (in thousands):

                                                               Years ended December 31,
                                                           1999           1998            1997
                                                           ----           ----            ----
United States
      and Canada................................       $  5,539       $ 20,036        $ 14,264
Europe..........................................          6,275          5,921           4,595
Far East........................................          1,917         10,778           3,974
Mediterranean and
      Middle East...............................          6,987          3,904           1,989
Latin America...................................          1,326          1,044           1,910
Africa..........................................            420             30             117
                                                       --------       --------        --------
                                                       $ 22,464       $ 41,713        $ 26,849
                                                       ========       ========        ========

Sales are attributed to countries based on the location of the customer. All long-lived assets are located in the United States.

Major Customers

During 1999, sales to customers in one foreign country accounted for 14 percent of Napco's sales. During 1998, sales to customers in one other foreign country accounted for 20 percent of Napco's sales. During 1997, no sales to customers in foreign countries accounted for more than 10 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $5,319,000, $19,821,000 and $13,952,000 in 1999, 1998 and 1997 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 1998 and 1997, sales to U.S. government agencies accounted for 35 and 10 percent of Napco sales. During 1997, sales to one other customer in the United States accounted for 23 percent of Napco sales. However, historically there has not been a reliance on any one customer.

NOTE 15 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standard Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000, as amended by SFAS 137. SFAS 133 requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. The Statement also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. The adoption of this standard is not expected to have a material affect on the consolidated financial statements of the company.

NOTE 16 - SUBSEQUENT EVENTS

On February 10, 2000, the Board authorized the repurchase up to five percent of the company's then outstanding shares of common stock.

On February 25, 2000, the merger agreement (see Note 3) was amended to extend the closing date from February 29, 2000 to April 30, 2000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Venturian Corp.


            We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with audit standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                       /s/ GRANT THORNTON LLP


Minneapolis, Minnesota
February 4, 2000 (except for Note 16,
 as to which the date is February 25, 2000)

VENTURIAN CORP. AND SUBSIDIARIES
Quarterly Financial Data
(In thousands, except per share data)
(Unaudited)

                                     First Quarter        Second Quarter       Third Quarter        Fourth Quarter
                                   1999(a)   1998(a)    1999(a)    1998(a)   1999(a)   1998(a)    1999      1998(a)
                                   -------   -------    -------    -------   -------   -------   -------    -------
Net sales ......................   $ 7,074   $ 7,396    $ 5,664    $12,679   $ 5,164   $12,209   $ 4,562    $ 9,429

Gross profit ...................     2,076     2,364      1,411      3,424     1,458     3,544     1,004      2,625

Net earnings (loss)  ...........        18      (188)      (377)       482       440     1,016    (1,160)       521

Earnings (loss) per share
  Basic ........................   $   .01   $  (.15)   $  (.28)   $   .39   $   .33   $   .77   $  (.87)   $   .39
  Diluted ......................       .01      (.15)      (.28)       .37       .32       .72      (.87)       .36





Stock prices are based upon the high and low sales prices of Venturian Corp.
(VENT) as quoted on the NASDAQ Stock Market's National Market. Market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual market transactions.

  High..........................   $8.64     $6.82      $6.02      $7.27     $7.22     $6.71     $6.75      $9.32
  Low...........................    5.68      5.30       4.55       5.45      4.77      5.45      4.63       5.91


(a) Net earnings (loss) per share and stock price data have been restated to reflect the eleven-for-ten stock split that was effective October 15, 1999.

VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(In thousands, except per share data)

                                                       1999          1998          1997          1996         1995
                                                    ----------    ----------    ----------    ----------   ----------
Net sales .......................................   $   22,464    $   41,713    $   27,579    $   28,398   $   24,845


Earnings (loss) from continuing
  operations before equity in losses of
  unconsolidated subsidiary
  and discontinued operations ...................       (1,079)        2,871        (1,681)           84          937

Equity in losses of unconsolidated subsidiary ...           --        (1,040)         (644)           --           --

Earnings (loss) from continuing operations
  before discontinued operations ................       (1,079)        1,831        (2,325)           84          937

Discontinued operations .........................           --            --            --            --       (1,095)

Net earnings (loss) .............................   ($   1,079)   $    1,831    ($   2,325)   $       84   ($     158)

PER SHARE DATA

Net earnings (loss) per share - Basic
  Earnings (loss) from continuing
    operations before discontinued operations ...   $     (.81)   $     1.43    $    (1.87)   $      .06   $      .75

  Discontinued operations .......................           --            --            --            --         (.88)

Net earnings (loss) per share - Basic ...........         (.81)         1.43         (1.87)          .06         (.13)

Net earnings (loss) per share - Diluted
  Earnings (loss) from continuing
    operations before discontinued operations ...         (.81)         1.35         (1.87)          .06          .75

  Discontinued operations .......................           --            --            --            --         (.88)

Net earnings (loss) per share - Diluted .........         (.81)         1.35         (1.87)          .06         (.13)

Year end stock price ............................   $     6.00    $     7.05    $     5.61    $     4.93   $     3.03


Shareholders of record at year end ..............          426           446           501           537          724


FINANCIAL POSITION

Working capital .................................   $    7,438    $    9,009    $    4,951    $    4,984   $    6,181
Current ratio ...................................          2.2           3.2           1.6           2.2          2.0
Total assets ....................................       22,846    $   22,480    $   23,888    $   18,053   $   20,316
Long-term liabilities at year end ...............        6,140         6,604         6,233         3,442        3,755