Form 10-K405, Exhibit 13
period 2000-12-31
VENTURIAN CORP
filed 2001-03-08
CIK 745756

Management's Discussion and Analysis of Results of Operations

         Forward-looking statements contained throughout this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein, certain of which are set forth below. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially are the following:

         With respect to Napco International, one of its primary risks relates to its export sales, which could be affected by political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries. Management believes that these risks are reduced by Napco's wide geographic and product diversification. While historically there has not been a reliance on one single customer, during 2000 and 1999, sales to customers in one foreign country accounted for 24 and 16 percent of Napco's sales. During 1998, sales to customers in one other foreign country accounted for 22 percent of Napco's sales. Sales to U.S. government agencies accounted for 26 percent, 4 percent and 37 percent of Napco sales during 2000, 1999 and 1998. Other factors, such as competition, the potential for labor disputes and interruption in sources of supply also could cause results to differ.


Net Sales

         Napco sales of $30,056,000 in 2000 increased approximately 33 percent over sales of $22,657,000 in 1999. Sales in 1998 totaled $42,034,000. In 2000, sales included shipments for two large U.S. Army Tank and Automotive Command (TACOM) programs that contributed to higher sales. Shipments totaled approximately $4,401,000 against a follow-on contract for upgrade kits for the M113 armored personnel carrier and approximately $2,115,000 against a TACOM requirement for seal kits during 2000. Sales in 1998 included shipments against Napco's original contract with TACOM for upgrade kits for the M113 armored personnel carrier, which contributed $14,071,000 to Napco sales for the year. Another program, which was an $8,200,000 contract with a foreign customer to repower M41 light tanks, contributed $8,082,000 to Napco sales for the year.


Cost of Products Sold

         Cost of products sold was 70 percent, 74 percent and 72 percent of net sales for the years ended December 31, 2000, 1999 and 1998.

         Napco markets a wide variety of defense-related products, with relatively high variation in profit margin from product to product. Cost of products sold for electronics products is typically higher than for vehicle related products. In 1999, sales of electronics products with cost of products sold of 81 percent comprised approximately 22 percent of Napco's total sales, which resulted in a slightly higher cost of products sold for the year. In 2000 and 1998, sales of electronics products comprised approximately 10 and 9 percent of Napco's total sales.


Operating Expenses

         Consolidated operating expenses were $8,269,000 in 2000, compared with $7,646,000 in 1998 and $9,204,000 in 1998.

         Napco operating expenses were $7,527,000, $6,864,000 and $8,365,000 for the years ended December 31, 2000, 1999 and 1998.

         In 2000, Napco sales and marketing expenses were $3,696,000, including commission expense of $444,000. In 1999, Napco sales and marketing expenses were $3,068,000, including commission expense of $539,000. In 1998, Napco sales and marketing expenses totaled $3,536,000, including commission expense of $663,000. Commission expense was 1.5 percent of net sales in 2000, 2.4 percent of net sales in 1999, and 1.6 percent of net sales in 1998. Commission expense as a percent of net sales was lower in 2000 and 1998 because a higher proportion of Napco sales were to the U.S. government and to domestic customers on which no commission is paid.

         Napco sales and marketing expenses, excluding commission expense, were $3,252,000 in 2000, $2,529,000 in 1999 and $2,873,000 in 1998. Excluding
commission expense, sales and marketing expenses were approximately 11 percent of net sales in

2000 and 1999, compared with approximately 7 percent of net sales in 1998. Costs for outside office representation increased in 2000, primarily due to the addition of a consultant that has been effective in developing higher sales. Napco also incurred prototype expenses of $233,000 in 2000 in connection with the development of two new Electronics products. The Tagger2TM is Napco's fully integrated, lightweight target location system that was introduced at the AUSA Show in Washington, D.C. in October 2000. The company also introduced the D2VIS Digital Data Vehicle Intercom System, which consists of two "drop-in" replacement modules for components of the AN/VIC-1 radio.

         Napco administrative expenses were $2,135,000, $1,936,000 and $2,942,000 in 2000, 1999 and 1998. In 2000 and 1998, administrative costs were higher primarily due to incentive compensation accruals.

         Napco warehousing expense was $1,696,000 $1,860,000 and $1,887,000 in 2000, 1999 and 1998. Warehousing expense was approximately 6, 8 and 5 percent of net sales in 2000, 1999 and 1998. Warehousing expenses were up as a percent of net sales in 1999 because a large portion of Napco's warehousing costs are fixed and comprised a higher percentage of lower sales.

         Corporate overhead expenses were $742,000, $782,000 and $839,000 for the years ended December 31, 2000, 1999 and 1998.


Operating Profit (Loss)

         The company reported a consolidated operating profit of $783,000 in 2000, an operating loss of $1,697,000 in 1999, and a consolidated operating profit of $2,753,000 in 1998.

         In 2000, Napco generated an operating profit of $1,525,000. In 1999, Napco generated an operating loss of $915,000, primarily as a result of low sales. Napco generated an operating profit of $3,592,000 for the year ended December 31, 1998. In 1998, operating profits were up substantially primarily as a result of significantly higher sales.

Other Income (Expense)

         Rental income, net of expenses, was $750,000, $612,000 and $644,000 in 2000, 1999 and 1998, and was derived from rental real estate owned by the company (see Note 4 to the Consolidated Financial Statements). Rental income increased in 2000 due to increased rental rates.

         In the fourth quarter of 2000, the company recorded an unrealized loss from securities totaling $386,000 as a result of a permanent decline in value of its investment in Lightning Rod Software, Inc. (see Note 3 to the Consolidated Financial Statements).

         The company recorded a gain of $817,000 during 1999 as a result of the demutualization of Manulife Financial Corporation. The company holds investments in certain life insurance policies issued by Manulife Financial Corporation, and the gain was recorded based on the price of the shares issued to the company on the date of the demutualization.

         In November 1999, the company agreed to a litigation settlement related to broker fees claimed in connection with a joint venture agreement and incurred settlement costs totaling $284,000.

         Interest expense was $711,000, $594,000 and $782,000 in 2000, 1999 and
1998. Interest expense was lower in 1999 due to lower levels of borrowing against the company's line of credit. Interest expense also includes interest related to the company's deferred compensation plan (see Note 8 to the Consolidated Financial Statements).


Income Taxes

         The company recorded income tax expense of $76,000 for the year ended December 31, 2000 and $63,000 for the year ended December 31, 1998. While the company had net operating loss carryforwards sufficient to offset a substantial portion of its taxable income in both years, income tax expense was attributable to alternative minimum tax. The company had no income tax benefit for the year ended December 31,

1999. The company did not record a tax benefit for 1999 because the company was unable to carryback the losses, and future use was not assured. At December 31, 2000, the company had approximately $1,100,000 of federal net operating loss carryforwards and $1,400,000 of state net operating loss carryforwards, which expire through 2019.


Equity in Losses of Unconsolidated Subsidiary

         In October 1997, the company entered into a joint venture agreement that reduced the company's ownership of Venturian Software, Inc. to 45 percent effective October 1, 1997. Venturian Software changed its name to Atio Corporation USA, Inc. (Atio USA) upon completion of the transaction. As of October 1, 1997, the company began accounting for its investment in Atio USA under the equity method of accounting. The company recorded $1,040,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998. The company's investment in Atio USA was fully written off during 1998.


Backlog

         Napco's order backlog totaled $12,632,000 at December 31, 2000, compared with $23,413,000 at December 31, 1999. The order backlog was $12,266,000 at December 31, 1998. Management expects that nearly all of the balance of its December 31, 2000 backlog will be shipped during 2001. Year-end backlog can indicate the level of sales in the subsequent year. Therefore, management expects that sales will decrease in 2001 compared with 2000 sales levels based on December 31, 2000 backlog.


Management's Discussion and Analysis of Financial Condition

         The company's current ratio was 2.1 to one at December 31, 2000, compared with 2.2 to one at the end of 1999. Long-term debt at December 31, 2000 totaled $4,690,000 and was approximately 20 percent of total assets at year-end 2000. Cash at December 31, 2000 decreased to $232,000, from $1,249,000 at the end of last year.

         Napco has an agreement with a bank to provide a $5,000,000 line of credit for international transactions and cash advances. The agreement provides that cash or letter of credit advances be collateralized by the cash surrender value of certain of the company's life insurance policies, certain accounts receivable and inventory, or a restricted cash balance and bears interest on advances at the bank's base rate (effective rate of 9.5 percent at December 31, 2000). The agreement terminates on September 30, 2001. At December 31, 2000, approximately $2,723,000 was available for cash and letter of credit advances pursuant to the agreement. Cash advances totaling $654,000 were outstanding at December 31, 2000 and approximately $1,623,000 in letter of credit advances were outstanding. At December 31, 1999, there were no cash advances outstanding and approximately $1,218,000 in letter of credit advances were outstanding.

         Napco also has a $2,000,000 line of credit available for cash advances with this bank, which it entered into on June 30, 2000. Borrowings under this line of credit are collateralized by certain of the company's real estate and bear interest at .25 percent over the bank's base rate (effective rate of 9.75 percent at December 31, 2000). Cash advances of $800,000 were outstanding as of December 31, 2000, with $1,200,000 available for cash advances. The agreement terminates on September 30, 2001.

         The agreement related to these lines of credit includes certain restrictive covenants regarding tangible net worth, leverage ratio and cash flow. The company was in compliance with these covenants at December 31, 2000.

         Management expects to renew these agreements under similar terms and conditions.

         Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions, which were collateralized by a restricted cash balance, totaled $28,000 and $545,000 as of December 31, 2000 and 1999.

         On April 28, 2000, Atio USA merged with and into CE Software Holdings, Inc. (CESH). Effective April 28, 2000, CESH's operating subsidiary, CE Software, Inc., was spun off through the distribution of all of its stock to CESH's shareholders. In conjunction with the merger and spin off of CESH, the remaining public company, changed its name to Lightning Rod Software, Inc. (LROD) which is traded on the Nasdaq SmallCap Market. Under the terms of the merger agreement, Venturian received 236,842 shares of LROD in exchange for its prior interest in Atio USA. In connection with the merger, Venturian also purchased 148,900 shares of LROD common stock for $964,872, which was offset by approximately $150,000 in advances to Atio USA. As of December 31, 2000, Venturian owns approximately 12% of the outstanding shares of LROD.

         During the fourth quarter of 2000, the company determined that a permanent decline in the value of its investment in LROD had occurred. As a result, the company recorded a write-down on this investment of $386,000 in its statement of operations. Of the 385,742 shares held by the company, 243,000 shares are considered to be unrestricted as of December 31, 2000. These unrestricted shares have been classified as available for sale with unrealized losses for the difference between the market value of these shares at December 31, 2000 and their cost, after recording the write-down, reported as a separate component of shareholders' equity. The remaining 142,742 shares are restricted and are reported at their revised cost after accounting for the write-down.

         During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 69,305 shares of Venturian Corp. common stock at $6.36 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $7.27 per share into 69,305 shares of common stock, at the option of Quarterdeck, during the period from November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would own approximately 14 percent of Venturian common stock. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 38,500 shares of Venturian Corp. common stock in the open market. As of December 31, 2000, Quarterdeck and its affiliates have purchased 41,800 shares of Venturian Corp. common stock in the open market. Quarterdeck is an affiliate of Quarterdeck Investment Partners, Inc., an investment banking firm focusing in the global aerospace and defense markets.

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

         Inflation has not adversely affected the company's business and financial performance. The company is not capital intensive and, therefore, depreciation on a current cost basis would not significantly affect results. The company had no material commitments for capital expenditures as of December 31, 2000.


Shareholder Information

         On December 26, 2000, the company's Board of Directors received a proposal from a Stockholder Group headed by Gary B. Rappaport, Venturian's Chairman and Chief Executive Officer. The proposal outlines terms under which the group would take the company private by acquiring those outstanding shares of Venturian it does not already control at a price of $3 per share.

         In addition to Rappaport, the Stockholder Group includes Jon Kutler and entities which he controls, J. Stephen Schmidt, Charles Langevin and Melissa Rappaport, all directors of Venturian Corp. The Stockholder Group currently controls about 41 percent of Venturian's approximately 1.3 million outstanding shares of common stock.

         The proposed transaction is subject to negotiation of a definitive agreement and the approvals of the Company's Board of Directors, a special committee of independent directors, and a majority of the Company's stockholders. Consummation of the proposed transaction would also be subject to the receipt by the special independent committee of a fairness opinion from its financial advisor, and the satisfaction of any applicable federal or state regulatory requirements. There are no financing contingencies in the proposed transaction, though the offer may be withdrawn if shareholders of more than 10% of the outstanding common stock of the Company assert dissenter's rights. Venturian common stock closed at $2.8125 on December 29, 2000.

         On February 10, 2000, the Board authorized the repurchase of up to five percent of the company's then outstanding shares of common stock. A buy-back of the company's shares at current market prices, which are significantly below book value, represents an opportunity to increase per share value for the company's remaining shareholders. As of December 31, 2000, 45,500 shares had been repurchased at an average price of $5.07 per share. The Board has suspended the repurchase program pending the resolution of the Stockholder Group offer.

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

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

                                                                                    Year ended December 31,
                                                                           -----------------------------------------
                                                                               2000           1999           1998
                                                                           -----------    -----------    -----------
Net sales ..............................................................   $    30,056    $    22,657    $    42,034

Cost of products sold ..................................................        21,004         16,708         30,077
                                                                           -----------    -----------    -----------
  Gross profit .........................................................         9,052          5,949         11,957

Operating expenses
  Sales and marketing ..................................................         3,696          3,068          3,536
  Administrative .......................................................         2,877          2,718          3,781
  Warehousing ..........................................................         1,696          1,860          1,887
                                                                           -----------    -----------    -----------
    Total operating expenses ...........................................         8,269          7,646          9,204
                                                                           -----------    -----------    -----------

Operating profit (loss) ................................................           783         (1,697)         2,753

Other income (expense)
  Interest income ......................................................            28             61             72
  Rental income, net of expenses .......................................           750            612            644
  Gain from demutualization ............................................            --            817             --
  Gain from life insurance proceeds ....................................            --             --            218
  Write-down of marketable and restricted securities ...................          (386)            --             --
  Interest expense .....................................................          (711)          (594)          (782)
  Litigation settlement ................................................            --           (284)            --
  Other ................................................................           (38)             6             29
                                                                           -----------    -----------    -----------
                                                                                  (357)           618            181
                                                                           -----------    -----------    -----------

Earnings (loss) before income taxes and
  equity in losses of unconsolidated subsidiary ........................           426         (1,079)         2,934

Income taxes ...........................................................            76             --             63
                                                                           -----------    -----------    -----------

Earnings (loss) before equity in losses of unconsolidated subsidiary ...           350         (1,079)         2,871

Equity in losses of unconsolidated subsidiary ..........................            --             --         (1,040)
                                                                           -----------    -----------    -----------


NET EARNINGS (LOSS) ....................................................   $       350    $    (1,079)   $     1,831
                                                                           ===========    ===========    ===========


Net earnings (loss) per share - Basic ..................................   $       .27    $      (.81)   $      1.43
                                                                           ===========    ===========    ===========

Net earnings (loss) per share - Diluted ................................   $       .26    $      (.81)   $      1.35
                                                                           ===========    ===========    ===========

Weighted average shares outstanding
 Basic .................................................................     1,317,637      1,337,095      1,283,822
 Diluted ...............................................................     1,335,657      1,337,095      1,360,864

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

                                                                   December 31,
                                                                2000           1999
                                                            -----------    -----------
ASSETS
CURRENT ASSETS
  Cash ..................................................   $       232    $     1,249
  Restricted cash .......................................            28            545
  Marketable securities .................................            84            402
  Accounts receivable, less allowance
    for doubtful accounts of $214 in
    2000 and $200 in 1999 ...............................         7,522          4,443
  Inventories ...........................................         4,382          6,736
  Prepaid expenses and other ............................           232            242
                                                            -----------    -----------

    Total current assets ................................        12,480         13,617

PROPERTY AND EQUIPMENT - AT COST
  Buildings and improvements ............................         2,764          1,929
  Equipment .............................................         6,328          6,235
                                                            -----------    -----------
                                                                  9,092          8,164
  Less accumulated depreciation and amortization ........         6,385          6,021
                                                            -----------    -----------
                                                                  2,707          2,143
  Land ..................................................           230            230
                                                            -----------    -----------
                                                                  2,937          2,373

OTHER ASSETS
  Cash surrender value of life insurance,
    net of policy loans of $220 in 2000 and 1999 ........         4,053          3,740
  Rental real estate, net of accumulated
    depreciation of $890 in 2000 and $734 in 1999 .......         2,892          2,781
  Restricted securities .................................           214             --
  Other .................................................           316            335
                                                            -----------    -----------
                                                                  7,475          6,856
                                                            -----------    -----------

                                                            $    22,892    $    22,846
                                                            ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable to bank .................................   $     1,454    $        --
  Bank overdraft ........................................           495            348
  Current maturities of long-term debt ..................           156            230
  Accounts payable ......................................         2,374          1,930
  Advances from customers ...............................            72          2,207
  Accrued liabilities
    Payroll and related benefits ........................           757            487
    Other ...............................................           762            977
                                                            -----------    -----------

    Total current liabilities ...........................         6,070          6,179

LONG-TERM DEBT, LESS CURRENT MATURITIES .................         4,690          4,179

DEFERRED COMPENSATION AND POSTRETIREMENT BENEFITS .......         1,755          1,961

COMMITMENTS AND CONTINGENCIES ...........................            --             --

SHAREHOLDERS' EQUITY
  Common stock - authorized 30,000,000 shares of $1 par
    value, issued 1,297,539 in 2000 and 1,340,589 in
    1999 ................................................         1,298          1,341
  Additional contributed capital ........................        15,741         15,917
  Accumulated deficit ...................................        (6,381)        (6,731)
  Accumulated other comphrensive loss ...................          (281)            --
                                                            -----------    -----------
                                                                 10,377         10,527
                                                            -----------    -----------

                                                            $    22,892    $    22,846
                                                            ===========    ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

                                                                                Years ended December 31,
                                                                       -----------------------------------------
                                                                           2000           1999           1998
                                                                       -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss) ..............................................   $       350    $    (1,079)   $     1,831
  Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization ................................           580            582            570
      Write-down of marketable and restricted securities ...........           386             --             --
      Gain from demutualization ....................................            --           (817)            --
      Issuance of common stock for services ........................            --             23             31
      Gain from life insurance proceeds ............................            --             --           (218)
      Equity in losses of unconsolidated subsidiary ................            --             --          1,040
      Change in assets and liabilities:
          Restricted cash ..........................................           517            245           (699)
          Accounts receivable ......................................        (3,229)           286          2,230
          Inventories ..............................................         2,354         (2,149)           834
          Prepaid expenses and other ...............................            10            (19)           228
          Other ....................................................            24             53            170
          Accounts payable .........................................           444            365         (1,781)
          Advances from customers ..................................        (2,135)         2,171           (446)
          Accrued liabilities ......................................            55           (371)           719
          Deferred revenue .........................................            --           (371)            89
          Deferred compensation and
            postretirement benefits ................................           175            193            266
          Payments on deferred compensation
            and postretirement benefits ............................          (381)          (412)          (365)
                                                                       -----------    -----------    -----------
      Total adjustments ............................................        (1,200)          (221)         2,668
                                                                       -----------    -----------    -----------

  Net cash provided by (used in) operating activities ..............          (850)        (1,300)         4,499

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of marketable securities .....................           402            415             --
  Purchase of property and equipment ...............................        (1,007)          (242)          (753)
  Improvements to rental real estate ...............................          (267)           (52)           (98)
  Increase in cash surrender value .................................          (313)          (295)          (304)
  Purchase of securities ...........................................          (815)            --             --
  Proceeds from life insurance .....................................            --             --            961
  Net advances on note receivable from unconsolidated subsidiary ...            --           (150)            --
  Other ............................................................            14             17            (17)
                                                                       -----------    -----------    -----------

  Net cash used in investing activities ............................        (1,986)          (307)          (211)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft ...................................................           147            187           (514)
  Net borrowings (payments) on line of credit ......................         1,454             --         (2,200)
  Proceeds from long-term debt .....................................           699             26            925
  Payments on long-term debt .......................................          (262)          (252)          (437)
  Proceeds from issuance of common stock ...........................            12              7            474
  Purchases of common stock ........................................          (231)            --             --
  Payments of dividends ............................................            --           (121)            --
                                                                       -----------    -----------    -----------
  Net cash provided by (used in) financing activities ..............         1,819           (153)        (1,752)
                                                                       -----------    -----------    -----------

Net increase (decrease) in cash ....................................        (1,017)        (1,760)         2,536
Beginning cash .....................................................         1,249          3,009            473
                                                                       -----------    -----------    -----------

Ending cash ........................................................   $       232    $     1,249    $     3,009
                                                                       ===========    ===========    ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 2000, 1999 and 1998
(In thousands)

                                                                                         ACCUMULATED
                                                            ADDITIONAL                      OTHER          TOTAL
                                               COMMON      CONTRIBUTED    ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS' COMPREHENSIVE
                                               STOCK         CAPITAL        DEFICIT         LOSS           EQUITY         INCOME
                                            -----------    -----------    -----------   -------------   ------------  -------------
Balance at January 1, 1998 ..............   $     1,243    $    15,480    $    (7,362)   $        --    $     9,361    $        --

  Issuance of common stock ..............            91            414             --             --            505             --
  Net earnings for 1998 .................            --             --          1,831             --          1,831             --
                                            -----------    -----------    -----------    -----------    -----------    -----------

Balance at December 31, 1998 ............         1,334         15,894         (5,531)            --         11,697             --

  Issuance of common stock ..............             7             23             --             --             30             --
  Dividends at $.09 per share ...........            --             --           (121)            --           (121)            --
  Net loss for 1999 .....................            --             --         (1,079)            --         (1,079)            --
                                            -----------    -----------    -----------    -----------    -----------    -----------

Balance at December 31, 1999  ...........         1,341         15,917         (6,731)            --         10,527             --

  Issuance of common stock ..............             3              9             --             --             12             --
  Purchases of common stock .............           (46)          (185)            --             --           (231)            --
  Net earnings for 2000 .................            --             --            350             --            350            350
  Other comprehensive income (loss)
    Unrealized loss on
      marketable securities .............            --             --             --           (281)          (281)          (281)
                                            -----------    -----------    -----------    -----------    -----------    -----------

Balance at December 31, 2000  ...........   $     1,298    $    15,741    $    (6,381)   $      (281)   $    10,377    $        69
                                            ===========    ===========    ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these statements.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


NOTE 1 - PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Venturian Corp. and its wholly-owned subsidiaries, Napco International Inc. (Napco), Hopkins Tech Center LLC and Napco International Foreign Sales Corporation, and Napco's majority-owned subsidiary, International Precision Machining, Inc. On October 17, 1997, Lightning Rod Software, Inc. (LROD, formerly Atio Corporation USA, Inc., see Note 3) became Venturian's 45 percent-owned subsidiary. Venturian's investment in LROD was reduced to 27 percent during 1999, and approximately 12 percent in 2000. Significant intercompany accounts and transactions have been eliminated in consolidation.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Supplemental disclosures of cash flow information for the Statements of Cash Flows are as follows (in thousands):

                                                    Years ended December 31,
                                                   --------------------------
                                                   2000        1999      1998
                                                   ----        ----      ----

Cash paid during the year for:
     Interest..................................    $529        $420      $569
     Income taxes..............................     118           6       129


Marketable Securities - Marketable securities are classified as available for sale, which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. At December 31, 1999, cost approximated market value for all securities using the specific identification method.

Accounts Receivable - The company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The company maintains allowances for potential credit losses which, when realized, have been within management expectations.

The company has granted credit to two customers whose accounts receivable balances as of December 31, 2000 were approximately $3,672,000.

Inventories - Inventories are stated at the lower of cost or market, principally using the specific identification method. A portion of Napco's inventory is acquired on a speculative basis in

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


varying quantities when it becomes available for purchase. Napco's sales of this inventory may vary from the current period to several years. It is the company's practice to classify this inventory, which totaled $2,373,000 and $1,992,000 at December 31, 2000 and 1999, within current assets. The company's obsolescence policy requires that purchases of this inventory be written off if not sold after four years. The four-year period was selected after a review of customers' historical buying patterns and is reviewed annually to determine whether the period continues to be appropriate.

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

     Buildings and improvements..........................   17-40 years
     Equipment...........................................    3-15 years


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

Foreign Currency - From time to time Napco enters into sales contracts denominated in foreign currency. Transactions in foreign currency and forward exchange contracts have been minimal and related gains and losses are included in results of operations. There were no forward exchange contracts outstanding at December 31, 2000 and 1999.

Revenue Recognition - The company recognizes revenue when goods are shipped or services are rendered.

Shipping and Handling Costs - The company classifies shipping and handling costs in cost of products sold.

Net Earnings (Loss) Per Share - The company's basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. The company's diluted net earnings
(loss) per share is computed by dividing net earnings (loss), plus the interest expense (net of tax) applicable to convertible debentures by the weighted average number of outstanding common shares and common share equivalents relating to stock options and convertible debentures, when dilutive.

For the year ended December 31, 2000, 18,020 shares of common stock equivalents were included in the computation of diluted net earnings per share. For the year ended December 31, 1998, 77,042 shares of common stock equivalents were included in the computation of diluted net earnings per share, including 28,877 shares of common stock equivalents based on the assumed conversion of convertible debentures. Options to purchase 184,476, 267,638 and 61,545 shares of common stock with weighted average exercise prices of $5.60, $4.99, and $6.32

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


for the years ended December 31, 2000, 1999 and 1998 were outstanding but were not included in the computation of diluted net earnings (loss) per share because to do so would have been anti-dilutive. In addition, 69,305 shares of common stock equivalents based on the assumed conversion of convertible debentures were not included in the computation of diluted net earnings (loss) per share for the years ended December 31, 2000 and 1999 because to do so would have been anti-dilutive.

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

Reclassifications - Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with the 2000 presentation.


NOTE 3 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARY AND RELATED SECURITIES

Prior to October 1997, Venturian Software was a 90 percent owned subsidiary of Venturian Corp. and prior to December 1996 was an 80 percent owned subsidiary of Venturian Corp. Effective October 1, 1997, Venturian Corp. entered into a joint venture agreement with Venturian Software, Atio Corporation PTY Ltd. (Atio PTY) of South Africa, Atio Corporation International, Inc. (Atio International) and Venturian Software's minority shareholder and president whereby Atio International acquired a 50 percent interest in Venturian Software, through funding provided by Atio PTY, and Venturian Corp.'s investment was reduced to 45 percent.

Venturian Software subsequently changed its name to Atio Corporation USA, Inc. (Atio USA). Venturian Corp. began accounting for its investment in Atio USA under the equity method of accounting in 1997. Venturian Corp. recorded $1,040,000 of equity in losses of unconsolidated subsidiary for its share of Atio USA's losses for the year ended December 31, 1998. Venturian Corp.'s investment in Atio USA was fully written off during 1998. Due to additional financing provided by Atio International and the conversion of debt to stock, Venturian's investment in Atio USA was reduced to 27 percent during 1999.

On April 28, 2000, Atio USA merged with and into CE Software Holdings, Inc.
(CESH). Effective April 28, 2000, CESH's operating subsidiary, CE Software, Inc., was spun off through the distribution of all of its stock to CESH's shareholders. In conjunction with the merger and spin off CESH, the remaining public company, changed its name to Lightning Rod Software, Inc. (LROD) which is traded on the Nasdaq SmallCap Market. Under the terms of the merger agreement, Venturian received 236,842 shares of LROD in exchange for its prior interest in Atio USA. In connection with the merger, Venturian also purchased 148,900 shares of LROD common stock for $964,872, which was offset by approximately $150,000 in advances to Atio USA. As of December 31, 2000, Venturian owns approximately 12% of the outstanding shares of LROD.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


During the fourth quarter of 2000, the company determined that a permanent decline in the value of its investment in LROD had occurred. As a result, the company recorded a write-down on this investment of $386,000 in its statement of operations. Of the 385,742 shares held by the company, 243,000 shares are considered to be unrestricted as of December 31, 2000. These unrestricted shares have been classified as available for sale with unrealized losses for the difference between the market value of these shares at December 31, 2000 and their cost, after recording the write-down, reported as a separate component of shareholders' equity. The remaining 142,742 shares are restricted and are reported at their revised cost after accounting for the write-down.

Net revenues of Atio USA for the year ended December 31, 1998 were $697,000 and its net loss was $4,169,000.


NOTE 4 - RENTAL REAL ESTATE

The company's rental real estate consists of a 386,000 square foot multi-tenant building with twenty-four tenants presently occupying space. Minimum rental commitments receivable in future years under non-cancelable long-term leases are $1,145,000 in 2001, $765,000 in 2002, and $488,000 in 2003, $156,000 in 2004 and
$159,000 in 2005.


NOTE 5 - LINES OF CREDIT

Napco has an agreement with a bank to provide a $5,000,000 line of credit for international transactions and cash advances. The agreement provides that cash or letter of credit advances be collateralized by the cash surrender value of certain of the company's life insurance policies, certain accounts receivable and inventory, or a restricted cash balance and bear interest on advances at the bank's base rate (effective rate of 9.5 percent at December 31, 2000). The agreement terminates on September 30, 2001. At December 31, 2000, approximately $2,723,000 was available for cash and letter of credit advances pursuant to the agreement. Cash advances totaling $654,000 were outstanding at December 31, 2000 and approximately $1,623,000 in letter of credit advances were outstanding. At December 31, 1999, there were no cash advances outstanding and approximately $1,218,000 in letter of credit advances were outstanding.

Napco also has a $2,000,000 line of credit available for cash advances with this bank, which it entered into on June 30, 2000. Borrowings under this line of credit are collateralized by certain of the company's real estate and bear interest at .25 percent over the bank's base rate (effective rate of 9.75 percent at December 31, 2000). Cash advances of $800,000 were outstanding as of December 31, 2000, with $1,200,000 available for cash advances. The agreement terminates on September 30, 2001.

The agreement related to these lines of credit includes certain restrictive covenants regarding tangible net worth, leverage ratio and cash flow. The company was in compliance with these covenants at December 31, 2000.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


Management expects to renew these agreements under similar terms and conditions.

Napco has additional lines of credit available for international transactions such as letters of credit and bid, performance and advance payment guarantees on a transaction basis for which restricted cash balances are required. Letters of credit issued by financial institutions, which were collateralized by a restricted cash balance, totaled $28,000 and $545,000 as of December 31, 2000 and 1999.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (in thousands):

                                                        2000         1999
                                                        ----         ----

Rental real estate mortgage (a)...................    $3,302       $3,327

Note payable (b)..................................       665           --

Convertible debenture (c).........................       504          504

Mortgage payable (d)..............................       174          188

Other (e).........................................       201          390
                                                      ------       ------
                                                       4,846        4,409

Less current maturities...........................       156          230
                                                      ------       ------

                                                      $4,690       $4,179
                                                      ======       ======


(a) The obligation is collateralized by rental real estate and is due in monthly installments, including interest at 8.53 percent per annum, through October 2007, with the remaining balance due at that time. In addition to the monthly installments of principal and interest, the company is also required to escrow amounts for the payment of property taxes and certain other operating expenses.

(b) The note is collateralized by certain property and is payable in monthly installments, including interest at the rate of 9.25 percent per annum, through May 2005, with the remaining balance due at that time.

(c) The obligation is an 11 percent convertible debenture due July 2002 with interest payable quarterly.

(d) The mortgage is collateralized by certain property and is payable in monthly installments, including interest at the rate of 9.0 percent per annum, through December 2002.

(e) These obligations are collateralized by certain equipment and are payable in monthly installments, including interest at floating rates ranging from 1.0 to
2.0 percent over the prime rate.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


Aggregate future maturities of long-term debt are $156,000 in 2001, $786,000 in 2002, $70,000 in 2003, $52,000 in 2004, $647,000 in 2005 and $3,135,000
thereafter.

Based upon the borrowing rates currently available to the company for loans with similar terms and average maturities, the carrying amount of long-term debt approximates fair market value at December 31, 2000 and 1999.


NOTE 7 - CONVERTIBLE DEBENTURE AND SALE OF COMMON STOCK

During 1998, the company entered into a privately negotiated transaction with Quarterdeck Public Equities, LLC (Quarterdeck) for the sale of 69,305 shares of Venturian Corp. common stock at $6.36 per share and the issuance of a $504,000, 11 percent convertible debenture. The debenture is convertible at $7.27 per share into 69,305 shares of common stock, at the option of Quarterdeck, during the period from November 28, 1998 to July 30, 2001. After July 30, 2001, the company, at its option, may require conversion of the debenture into common stock. Upon conversion of the debenture, Quarterdeck would own approximately 14 percent of Venturian common stock. At the company's 2000 annual meeting of shareholders, Quarterdeck's president was elected to the company's board of directors. Quarterdeck has agreed that, except for the conversion of the debenture, for a period of two years neither it nor any of its members or affiliates will purchase any capital stock or other securities or rights to purchase capital stock or other securities of the company without the company's prior written consent, provided, however, that Quarterdeck may purchase shares of the company's common stock in the open market with a purchase price not in excess of $55,000 in the aggregate; and provided, further, that Quarterdeck may purchase in the open market shares of capital stock or other securities or rights to the extent necessary to maintain its percentage interest in the company. In October 1998, the company authorized Quarterdeck to acquire up to an additional 38,500 shares of Venturian Corp. common stock in the open market. As of December 31, 2000, Quarterdeck and its affiliates have purchased 41,800 shares of Venturian Corp. common stock. Quarterdeck Public Equities, LLC is an affiliate of Quarterdeck Investment Partners, Inc., an investment banking firm focusing in the global aerospace and defense markets.


NOTE 8 - DEFERRED COMPENSATION

The company has deferred compensation agreements with certain present and former key employees. The agreements provide for monthly retirement benefit payments for 15 years following an employee's retirement. The company has purchased life insurance policies to fund the deferred compensation agreements. The company had recorded $1,203,000 and $1,396,000 at December 31, 2000 and 1999 for its
liability related to these agreements. Interest expense related to the deferred compensation agreements was $153,000, $172,000 and $198,000 for the years ended December 31, 2000, 1999 and 1998.


NOTE 9 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company sponsors an unfunded defined benefit postretirement plan that covers a limited number of former employees and dependents of former employees who retired prior to February 1988. The plan provides for medical and dental benefits as well as limited life insurance benefits. At December 31, 2000 and 1999, the company had recorded $552,000 and $565,000 for the accumulated postretirement benefit obligation under this plan.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


Net interest cost on the accumulated postretirement benefit obligation was $29,000, $30,000 and $32,000 for the years ended December 31, 2000, 1999 and
1998.

For measurement purposes, a 4 percent annual rate of increase in the per capita cost of covered medical and dental benefits was assumed for all years. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $35,000. The effect of a one percent increase in the health care cost trend rate would not have a significant effect on interest cost included in the net periodic postretirement benefit cost for the years ended December 31, 2000, 1999 and 1998.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6 percent.


NOTE 10 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, in the form of pension or profit sharing plans that are provided for substantially all employees of the company. No contributions to the profit sharing plan were made for the years ended December 31, 2000, 1999 or 1998.

Benefits under the defined benefit pension plan are provided pursuant to the terms of a collective bargaining agreement covering approximately one-third of the company's employees. The agreement expires in August 2001. Benefits under the plan are based on years of service. The company's funding policy for the defined benefit plan has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plan with assets sufficient to meet the benefit payment requirements. Plan assets are invested in fixed income and equity securities.

Assumptions used to calculate costs and actuarial present values are reviewed regularly by the company and its independent actuaries. A 7 percent discount rate and a 7.5 percent long-term rate of return on investments were used in the calculation in 2000, 1999 and 1998. An increase in compensation levels was not applicable. The funded status of the plan follows (in thousands):

                                                  Years ended December 31,
                                                  ------------------------
                                                  2000      1999      1998
                                                  ----      ----      ----

Fair value of plan assets......................   $967      $820      $904
Benefit obligation.............................    820       804       851
                                                  ----      ----      ----
Excess plan assets.............................   $147      $ 16      $ 53
                                                  ====      ====      ====

Pension liability..............................   $(33)     $(42)     $(60)
                                                  ====      ====      ====


NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the company had performance and advance payment guarantees outstanding on various sales contracts totaling $310,000. These guarantees were backed by insurance bonds, which do not require cash collateral.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


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


NOTE 12 - EMPLOYEE STOCK PLANS

The company has a stock option plan that provides for the granting of options to purchase up to 412,500 shares of the company's common stock. At December 31, 2000, 148,885 shares were available for grant under the plan and options to purchase 263,615 shares were outstanding, of which 229,460 were exercisable.

Incentive stock options may not be granted at a purchase price less than the fair market value of the common shares on the date of the grant (or, for an option granted to a person holding more than 10 percent of the company's voting stock, at less than 110 percent of fair market value). The term of each option under the plan is fixed at the date of grant and may not exceed ten years from the date the option is granted (except that an incentive stock option granted to a person holding more than 10 percent of the company's voting stock may be exercisable only for five years). Options may be made exercisable in whole or in installments. During 1998, 42,460 incentive stock options were granted to a holder of more than 10 percent of the company's voting stock. No other options have been granted to a person holding more than 10 percent of the company's voting stock in the last three years. No compensation expense has been recorded by the company in the previous three years.

A summary of the company's stock option transactions is as follows:

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998

                                                                   Years ended December 31,
                                            ---------------------------------------------------------------------
                                                     2000                    1999                     1998
                                              -----------------        ----------------        -----------------
                                                        Weighted                Weighted                 Weighted
                                                        Average                 Average                  Average
                                                        Exercise                Exercise                 Exercise
                                             Shares      Price        Shares     Price        Shares      Price
                                             ------     --------      ------    --------      ------     --------
Outstanding at beginning of year.........   275,085      $ 5.01      241,175     $ 4.94      217,305      $ 4.43
Granted..................................    40,450        4.88       36,000       5.42       45,760        6.95
Exercised................................    (2,450)       4.85       (2,090)      3.74      (16,940)       4.22
Forfeited................................   (49,470)       4.88           --         --       (4,950)       3.48
                                            -------                  -------                 -------

Outstanding at end of year...............   263,615      $ 5.01      275,085     $ 5.01      241,175      $ 4.94
                                            =======                  =======                 =======

Options exercisable at end of year.......   229,460      $ 5.02      238,475     $ 5.06      195,901      $ 5.05
                                            =======                  =======                 =======

Weighted-average fair value of options
   granted during the year                               $ 2.90                  $ 2.95                   $ 3.41


The following information applies to stock options that are outstanding at December 31, 2000:

                                Options Outstanding                         Options Exercisable
                   --------------------------------------------------  -----------------------------
                                     Weighted
                                      Average            Weighted                      Weighted
    Range of          Number         Remaining       Average Exercise    Number     Average Exercise
Exercise Prices    Outstanding    Contractual Life        Price        Exercisable       Price
---------------    -----------    ----------------        -----        -----------       -----
$3.03 to $ 3.49       91,905         6.00 years           $3.47           91,905         $3.47
$4.85 to $ 7.06      171,710         7.16 years            5.84          137,555          6.06
                     -------                                             -------
                     263,615                                             229,460
                     =======                                             =======

The company's pro forma net earnings (loss) and net earnings (loss) per share had the fair value based method been used, are set forth below. These effects may not be representative of the future effects of applying this method.

(In thousands, except per share data)                              Years ended December 31,
                                                                 ---------------------------
                                                                 2000       1999       1998
                                                                 ----       ----       ----
      Net earnings (loss)          As reported...............    $ 350    $(1,079)    $1,831
                                   Pro forma.................      207     (1,278)     1,672

      Net earnings (loss) per
        share - basic              As reported...............    $ .27    $  (.81)    $ 1.43
                                   Pro forma.................      .16       (.96)      1.30

      Net earnings (loss) per
        share - diluted            As reported...............    $ .26    $  (.81)    $ 1.35
                                   Pro forma.................      .15       (.96)      1.23

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used in 2000, 1999 and 1998: expected volatility of 63.00, 63.00 and
59.00 percent; risk-free interest rates of 6.57, 5.29 and 5.58 percent; an expected life of five years; and a dividend yield of 0.93 percent in 1999, and none in 2000 and 1998.

The company has a Key Employee Stock Purchase Plan for its officers and key employees. The company has agreed to repurchase the shares covered by the plan at the purchase price, adjusted for a proportionate increase or decrease in the book value per share since the date of purchase. The company's obligation to repurchase the outstanding shares under the plan at December 31, 2000 was approximately $175,000.


NOTE 13 - INCOME TAXES

The components of income tax expense were as follows (in thousands):

                                                     Years ended December 31,
                                                    -------------------------
                                                     2000      1999      1998
                                                     ----      ----      ----
Current expense .................................   $  76     $  --     $  63
Deferred expense.................................      --        --        --
                                                    -----     -----     -----
                                                    $  76     $  --     $  63
                                                    =====     =====     =====


Income tax expense (benefit) for each of the last three years differed from the expected amount computed by applying the statutory federal income tax rate to earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary due to the following (in thousands):

                                                     Years ended December 31,
                                                    -------------------------
                                                     2000      1999      1998
                                                     ----      ----      ----
Expected income tax expense (benefit)
  at statutory rate..............................   $ 145     $(367)    $ 998

Difference in tax resulting from:
    Change in valuation allowance (a)............     (46)      426      (771)
    Effect of cash surrender value...............     (71)      (60)     (120)
    Alternative minimum tax......................      76        --        --
    Other........................................     (28)        1       (44)
                                                    -----     -----     -----
Actual income tax expense........................   $  76     $  --     $  63
                                                    =====     =====     =====
Actual income tax expense
  percentage.....................................    17.8%      N/A       2.2%


(a) The change in the valuation allowance excludes the effect of the investment in unconsolidated subsidiary.

Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities were as follows at December 31 (in thousands):

                                                            2000        1999
                                                            ----        ----
Deferred tax assets:
  Deferred compensation and
    retirement benefits.................................   $  636      $  704
  Inventories...........................................      733         941
  Alternative minimum tax credit carryforwards..........      218         142
  Net operating loss carryforwards......................      419         597
  Investment in unconsolidated subsidiary...............      738         601
  Other.................................................      437         396
                                                           ------      ------
                                                            3,181       3,381
  Valuation allowance...................................   (3,123)     (3,169)
                                                           ------      ------
                                                               58         212
Deferred tax liabilities:
  Gain on demutualization...............................       --        (146)
  Depreciation..........................................      (58)        (66)
                                                           ------      ------
                                                           $   --      $   --
                                                           ======      ======


At December 31, 2000 the company had approximately $1,100,000 of federal net operating loss carryforwards and $1,400,000 of state net operating loss carryforwards, which expire through 2019.


NOTE 14 - SEGMENT INFORMATION

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. SFAS No. 131 requires the company to disclose financial and other information about its business segments, their products and services, geographic areas, sales, profits, assets and other information.

During 2000, 1999 and 1998, the company had one reportable segment: Napco defense-related products. Napco manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. A substantial portion of Napco's sales are replacement parts for U.S. made military and tracked vehicles.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


Segment information for the company is as follows (in thousands):

Reconciliation to Consolidated Amounts                              Years ended December 31,
                                                           ----------------------------------------
                                                                 2000           1999           1998
                                                                 ----           ----           ----
Depreciation and amortization for Napco ...............    $      394     $      393     $      369
Unallocated amount
  for corporate headquarters ..........................           186            189            201
                                                           ----------     ----------     ----------
Total consolidated depreciation
  and amortization ....................................    $      580     $      582     $      570
                                                           ==========     ==========     ==========

Profit or Loss

Profit (loss) for Napco ...............................    $    1,525     $     (915)    $    3,592
Unallocated amounts
  Corporate headquarters ..............................          (742)          (782)          (839)
  Rental income, net ..................................           750            612            644
  Gain from demutualization ...........................            --            817             --
  Gain from life insurance proceeds ...................            --             --            218
  Interest, net .......................................          (683)          (533)          (710)
  Write-down of securities ............................          (386)            --             --
  Other ...............................................           (38)          (278)            29
                                                           ----------     ----------     ----------
Consolidated earnings (loss) before
  income taxes and equity in losses
  of unconsolidated subsidiary ........................    $      426     $   (1,079)    $    2,934
                                                           ==========     ==========     ==========

Assets
Total assets for Napco ................................    $   19,195     $   17,590     $   16,720
Corporate headquarters and rental property ............         3,697          5,256          5,760
                                                           ----------     ----------     ----------
  Total consolidated assets ...........................    $   22,892     $   22,846     $   22,480
                                                           ==========     ==========     ==========


Geographic Information

Napco's sales by geographic region for the last three years were as follows (in thousands):

                                                                    Years ended December 31,
                                                            ---------------------------------------
                                                                 2000           1999           1998
                                                                 ----           ----           ----
United States
     and Canada .......................................    $   12,498     $    5,400     $   20,142
Europe ................................................         5,176          6,314          5,985
Far East ..............................................         1,407          1,953         10,885
Mediterranean and
     Middle East ......................................         9,825          7,268          3,931
Latin America .........................................           802          1,302          1,060
Africa ................................................           348            420             31
                                                           ----------     ----------     ----------
                                                           $   30,056     $   22,657     $   42,034
                                                           ==========     ==========     ==========

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


Sales are attributed to countries based on the location of the customer. All long-lived assets are located in the United States.

Major Customers

During 2000 and 1999, sales to customers in one foreign country accounted for 24 and 16 percent of Napco's sales. During 1998, sales to customers in one other foreign country accounted for 22 percent of Napco's sales. In general, the company considers Napco's sales to customers in specific countries to be more relevant than sales to individual foreign customers because the primary risks with respect to its export sales relate to political decisions by the U.S. government, which could prevent future sales to foreign nations, or monetary, military or economic conditions in certain countries that may affect sales in such countries.

Napco's sales in the United States were $12,172,000, $5,175,000 and $19,921,000 in 2000, 1999 and 1998 and consisted primarily of sales to various U.S. government agencies and to a large number of commercial customers. During 2000, 1999 and 1998, sales to U.S. government agencies accounted for 26, 4 and 37 percent of Napco sales. Historically there has not been a reliance on any one customer.


NOTE 15 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standard Board Interpretation 44, Interpretation of APB Opinion 25 (FIN 44) was issued in March 2000. FIN 44 provides an interpretation of APB Opinion 25 on accounting for employee stock compensation and describes its application to certain transactions. FIN 44 was effective on July 1, 2000. It applies on a prospective basis to events occurring after that date, except for certain transactions involving options granted to nonemployees, repriced fixed options, and modifications to add reload option features, which apply to awards granted after December 31, 1998. The application of the provisions of FIN 44 did not have a material effect on the consolidated financial statements of the company.

Financial Accounting Standard Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after January 1, 2001, as amended by SFAS 137. SFAS 133 requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. The Statement also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. The adoption of this standard is not expected to have a material affect on the consolidated financial statements of the company.


NOTE 16 - PROPOSED TRANSACTION

On December 26, 2000, the company announced that its board received a proposal from a stockholder group headed by the company's Chairman and Chief executive Officer to take the company private. The proposal outlines terms under which the group would take the company private by acquiring those outstanding shares of Venturian, which the group does not already control, at a price of $3 per share. The proposed transaction is subject to negotiation of a definitive agreement, receipt of a fairness opinion, and the approvals of the company's Board of Directors, a special committee of independent directors, and a majority of the company's stockholders, as well as satisfaction of any applicable federal or state regulatory requirements.

VENTURIAN CORP. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998


There are no financing contingencies in the proposed transaction. The offer may be withdrawn if shareholders of more than 10% of the outstanding common stock of the company assert dissenter's rights.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Venturian Corp.


         We have audited the accompanying consolidated balance sheets of Venturian Corp. (a Minnesota corporation) and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Venturian Corp. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                          /S/ GRANT THORNTON LLP



Minneapolis, Minnesota
February 6, 2001

VENTURIAN CORP. AND SUBSIDIARIES
QUARTERLY FINANCIAL DATA
(In thousands, except per share data)
(Unaudited)

                                     First Quarter        Second Quarter         Third Quarter         Fourth Quarter
                                   2000     1999 (a)     2000     1999 (a)      2000      1999 (a)   2000 (b)      1999
                                 --------   --------   --------   --------    --------    --------   --------    --------
Net sales ....................   $  7,092   $  7,109   $  8,300   $  5,727    $  6,689    $  5,211   $  7,975    $  4,610

Gross profit .................      1,961      2,076      2,721      1,411       1,976       1,458      2,394       1,004

Net earnings (loss) ..........         31         18        549       (377)        (32)        440       (198)     (1,160)

Earnings (loss) per share
  Basic ......................   $    .02   $    .01   $    .42   $   (.28)   $   (.02)   $    .33   $   (.15)   $   (.87)
  Diluted ....................        .02        .01        .41       (.28)       (.02)        .32       (.15)       (.87)


Net sales for all quarters prior to the fourth quarter of 2000 have been restated to reflect the reclassification of freight charges from net sales to cost of products sold.

(a) Net earnings (loss) per share have been restated to reflect the eleven-for-ten stock split that was effective October 15, 1999.

(b) During the fourth quarter of 2000, the company recorded a write-down of $386,000 on its investment in Lightning Rod Software, Inc. as a result of a permanent decline in the value of this investment.



MARKET QUOTATIONS

  High .......................   $   6.13   $   8.64   $   5.38   $   6.02    $   5.00    $   7.22   $   4.38    $   6.75
  Low ........................       4.75       5.68       4.00       4.55        4.00        4.77       1.63        4.63

Stock prices are based upon the high and low sales prices of Venturian Corp.
(VENT) as quoted on the NASDAQ Stock Market's National Market and have been restated to reflect the eleven-for-ten stock split that was effective October 15, 1999. Market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual market transactions.

VENTURIAN CORP. AND SUBSIDIARIES
Five-Year Financial Summary
(In thousands, except per share data)

                                                     2000       1999        1998        1997        1996
                                                   --------   --------    --------    --------    --------
Net sales ......................................   $ 30,056   $ 22,657    $ 42,034    $ 27,873    $ 28,701

Earnings (loss)
  before equity in losses of
  unconsolidated subsidiary ....................        350     (1,079)      2,871      (1,681)         84

Equity in losses of unconsolidated subsidiary ..         --         --      (1,040)       (644)         --

Net earnings (loss) ............................   $    350   ($ 1,079)   $  1,831    ($ 2,325)   $     84

PER SHARE DATA

Net earnings (loss) per share - Basic ..........   $    .27   $   (.81)   $   1.43    $  (1.87)   $    .06

Net earnings (loss) per share - Diluted ........        .26       (.81)       1.35       (1.87)        .06

Year end stock price ...........................   $   2.81   $   6.00    $   7.05    $   5.61    $   4.93


Shareholders of record at year end .............        400        426         446         501         537


FINANCIAL POSITION

Working capital ................................   $  6,410   $  7,438    $  9,009    $  4,951    $  4,984
Current ratio ..................................        2.1        2.2         3.2         1.6         2.2
Total assets ...................................     22,892     22,846    $ 22,480    $ 23,888    $ 18,053
Long-term liabilities at year end ..............      6,445      6,140       6,604       6,233       3,442